Exhibit 99.1(a)

Working to transform the future of cancer treatment 2021 Annual Report Genmab A/S CVR No. 21 02 38 84

Using Science Our Purpose to Turn Insights To improve the lives of patients with cancer by creating and developing innovative and differentiated antibody products. It is our reason for being. into Medicine 2 2021 Annual Report / Our Purpose

Table of Contents

Management's Review

5 About Genmab

6 Who We Are
8 Timeline
9 2021 at a Glance
10 Our World-class Team
11 Commercialization
12 Chair's Statement
14 Letter from the CEO
17 Consolidated Key Figures
18 2022 Outlook
19 Business Model
20 Our Strategy

21 Our Business

22 Research and Development Capabilities
23 Antibody Discovery and Development
24 Products and Technologies

54 Risk and Financial Review

55 Risk Management
59 Enterprise Risk Management
60 Financial Review
66 Shareholders and Share Information

68 Corporate Responsibility

69 Corporate Social Responsibility and Sustainability Commitments
73 Genmab's Task Force on Climate-related Financial Disclosures
76 Human Capital Management
77 Stakeholder Engagement
79 Corporate Governance
81 Board of Directors
84 Senior Leadership

Financial Statements

87 Financial Statements for the Genmab Group
133 Financial Statements for the Parent Company
149 Directors' and Management's Statement on the Annual Report
150 Independent Auditor's Reports

Other Information

155 Glossary
156 Forward Looking Statement
157 Contact Information

Our World-class Team

At the heart of Genmab is our world-class team of dedicated employees. In this report we will feature four of these team members, one from each of our international sites, who exemplify who we are and how we work.



Virág Muladi-Szabó, HR Operations Associate, Denmark



Aran Labrijn, Director, Antibody Format Discovery Lead, the Netherlands



Ibrahima Soumaoro, Senior Medical Director, Solid Tumors, United States



Mika Takaki, General Manager, Japan

3 2021 Annual Report / Table of Contents

Table of Contents Management’s Review Financial Statements Other Information Management’s Review Genmab is evolving into a fully integrated biotechnology innovation powerhouse, driven by its mission to impact patients’ lives. Management’s Review 5 21 54 68 About Genmab Our Business Risk and Financial Review Corporate Responsibility 4 2021 Annual Report / Management’s Review

Table of Contents Management’s Review Financial Statements Other Information About Genmab 6 8 9 10 11 12 14 17 18 19 20 Who We Are Timeline 2021 at a Glance Our World-class Team Commercialization Chair’s Statement Letter from the CEO Consolidated Key Figures 2022 Outlook Business Model Our Strategy I chose to work at Genmab because I feel that here I can truly contribute to an amazing purpose every day; and what a journey it has been! It is inspiring to welcome numerous new colleagues every month and participate in one success after another as one team. Virág Muladi-Szabó, HR Operations Associate, Denmark 5 2021 Annual Report / Management’s Review / About Genmab

Table of Contents Management’s Review Financial Statements Other Information Who We Are Our Vision By 2025, our own product has transformed cancer treatment, and we have a pipeline of knock-your-socks-off antibodies. Our Core Values In our quest to turn science into medicine, we use these guideposts to transform the future of cancer treatment: • Passion for innovation • Determination — being the best at what we do • Integrity — we do the right thing • We work as one team and respect each other Genmab’s Growing Organization and Growing Presence Our Key Accomplishments Each of our achievements stands as evidence of our unyielding determination, including: Utrecht, NL – Research – Translational Research – Antibody Product Creation – Corporate Functions rinceton, USA Tokyo, JP – Japan Clinical – Commercial – Corporate Functions • Tivdak® (tisotumab vedotin-tftv), Genmab’s first approved medicine, co-developed and co-promoted in the U.S. in partnership with Seagen Inc. (Seagen) • Creators of four medicines that incorporate Genmab technology and innovations that are being developed and marketed by global pharmaceutical and biotechnology companies • Inventors of four proprietary antibody technologies • Growing proprietary clinical programs • Pioneers of a robust preclinical pipeline • World-class team with deep antibody know-how, and R&D and commercial expertise • Partnerships with industry leaders and innovators • Solid financial foundation • Building and expanding our capabilities with more than 1,200 team members across our international locations Translational Research Development Commercial Corporate Functions Copenhagen, DK – HQ – CMC Operations – Clinical Operations – Corporate Functions 6 2021 Annual Report / Management’s Review / About Genmab P – – – –

Table of Contents | Management's Review | Financial Statements | Other Information

Who We Are

DuoBody

Creators of the DuoBody® Technology Platform — Innovative Technology for Bispecific Antibody Therapeutics

Genmab is a scientific leader in antibody technology, inspired by the power of the human immune system to fight disease and with the goal of developing a robust portfolio of investigational medicines with the potential to improve the lives of patients. Genmab's proprietary DuoBody technology platform has been applied to a variety of bispecific antibody products in development, both in our own pipeline and in programs being developed by collaboration partners. The technology has been validated by the continued advancement of these investigational medicines through clinical development, including one medicine approved in both the U.S. and in Europe.

Approved Medicines that Incorporate Genmab's Innovations and Technology

Tivdak
co-developed and co-promoted in the U.S. in collaboration with Seagen tivdak (tisotumab vedotin-tftv) for injection 40 mg

DARZALEX® (daratumumab)/ DARZALEX *FASPRO*® (daratumumab and hyaluronidase human-fihj)
developed and marketed by Janssen Biotech, Inc. (Janssen)

DARZALEX (daratumumab)

RYBREVANT® (amivantamab)
developed and marketed by Janssen

RYBREVANT (amivantamab-vmjw)

Kesimpta® (ofatumumab)
developed and marketed by Novartis AG (Novartis)

Kesimpta ofatumumab

TEPEZZA® (teprotumumab-trbw)
developed and marketed by Horizon Therapeutics (Horizon)

TEPEZZA teprotumumab-trbw

Differentiated Pipeline

6

Genmab-owned ≥50% investigational medicines in clinical development*

- Tisotumab vedotin
- epcoritamab
- DuoBody-PD-L1x4-1BB (GEN1046)
- DuoBody-CD40x4-1BB (GEN1042)
- DuoHexaBody®-CD37 (GEN3009)
- HexaBody®-CD38 (GEN3014)

~20

Preclinical projects

Extensive partnered and own preclinical pipeline

4

Proprietary technology platforms

- DuoBody
- HexaBody
- DuoHexaBody
- HexElect®

39

INDs

Investigational new drug applications (INDs) filed by Genmab and/or partners, based on Genmab's innovations and technology, since 1999

*Tisotumab vedotin co-development with Seagen; epcoritamab and DuoHexaBody-CD37 co-development with AbbVie Inc. (AbbVie); DuoBody-PD-L1x4-1BB and DuoBody-CD40x4-1BB co-development with BioNTech SE (BioNTech); Genmab is developing HexaBody-CD38 in an exclusive worldwide license and option agreement with Janssen.

7 2021 Annual Report / Management's Review / About Genmab

Table of Contents Management’s Review Financial Statements Other Information Timeline Key Events in Genmab’s Over 20-year Journey A history of accomplishments rooted in science: From our start in Copenhagen in 1999, our continued commitment to improving patients’ lives has given us purpose and drive as we focus on the creation and development of innovative and differentiated antibody products. We strive to achieve this goal by working together as one team and building on our world-class research in antibodies to expand our capabilities beyond the lab. While we are proud of our past accomplishments for getting us to this point, we keep our eyes and minds focused on what is next. Our history has been powered by a dedication to developing antibody-based therapeutics. It is this same spirit that will guide us into the future. 1999–2007 • Genmab founded • Copenhagen IPO • First partnership (Roche) • Ofatumumab program announced • CD38 MAbs generated • Daratumumab selected • GlaxoSmithKline (GSK) agreement ofatumumab 2008–2011 • Arzerra® first U.S. and EU approvals • DuoBody technology platform • Strategy update • Collaboration with Seagen 2012–2015 • Janssen DuoBody research and license agreement • Janssen agreement daratumumab • HexaBody technology platform • DARZALEX1 (daratumumab) first U.S. approval • BioNTech agreement 2016–2018 • DARZALEX first EU and Japan approvals • HexElect technology platform 2019–2020 • U.S. IPO • Opening of office in Japan • HexaBody-CD38 agreement ( Janssen) • AbbVie partnership • First regulatory approvals for the following therapies created with the application of Genmab’s innovations: – Novartis’s Kesimpta – Horizon’s TEPEZZA 2021 • U.S. approval and launch of Tivdak, co-promotion with Seagen • First Phase 3 studies for tisotumab vedotin and epcoritamab initiated 2 • First approvals for Janssen’s bispecific RYBREVANT in the U.S. and EU • Subcutaneous (SC) DARZALEX approved in territories including U.S., EU and Japan in newly diagnosed light-chain (AL) amyloidosis • Janssen submitted Biologics License Application (BLA) for bispecific teclistamab 1. Developed and commercialized by Janssen 2. Co-development Genmab and AbbVie 8 2021 Annual Report / Management’s Review / About Genmab

Table of Contents Management’s Review Financial Statements Other Information 2021 at a Glance Operational Financial Liquidity and Capital Resources DKK 10,381M Marketable securities First U.S. Food and Drug Administration (U.S. FDA) approval and commercial launch for a Genmab-owned (50%) antibody therapy: Tivdak (co-development with Seagen) Continued development of commercialization capabilities and Genmab’s broader organizational infrastructure DKK 173B 2021 year-end market cap DKK 5,464M 2021 operating expenses 77% invested in R&D DKK 8,482M 2021 revenue DKK 8,957M Cash and cash equivalents First U.S. and EU approvals for a DuoBody-based medicine: Janssen’s RYBREVANT Multiple DuoBody-based investigational medicines enter Phase 3 development, including epcoritamab DKK 22,196M Shareholders’ equity Operating Profit (DKK million) 6,313 First Phase 2 study of DuoBody-PD-L14-1BB (GEN1046), in co-development with BioNTech Collaborations and licensing agreements with 10 new partners 3,018 2017 2018 2019 2020* 2021 *2020 Operating Profit impacted by one-time AbbVie upfront payment. 9 2021 Annual Report / Management’s Review / About Genmab 2,638 1,333 1,380

Table of Contents Management’s Review Financial Statements Other Information Our World-class Team Rooted in Science, Inspired by Patients Inspired by nature: At Genmab’s core is an integrated R&D organiza-tion that uses its deep understanding of antibodies and the human immune system to develop next-generation antibody technology platforms and a robust pipeline of differentiated antibody-based investigational medicines. Data-driven decisions: Genmab’s teams, including Translational Research and Data Science, work together to create an analytics ecosystem that includes technology, processes and people working together to integrate data, allowing for a fast and trans-parent decision making process. Data-driven decisions ensure that we are able to focus on investigational medicines with the highest potential for meeting patients’ needs. Expanding world-class team: All four state-of-the-art Genmab facilities have grown, from 781 total team members at the end of 2020 to 1,212 at the end of 2021. Employee well-being: We care for our team members’ health, well-being, safety and development and promote a collaborative culture that fosters passion for innovation, integrity and respect. We believe that diversity, equality and inclusion are fundamental to achieving our vision. Commercialization — the next step in our evolution into an end-to-end biotech: At Genmab we have a thoughtful, focused and deliberate approach to bringing our medicines to patients. 10 2021 Annual Report / Management’s Review / About Genmab

Table of Contents Management’s Review Financial Statements Other Information Commercialization Enhancing Commercialization Capabilities to Bring Our Innovations to Patients Our 2025 Vision is for Genmab’s own medicine to transform cancer treatment. We are becoming an integrated end-to-end biotech innovation powerhouse that discovers, develops and makes next-generation antibody-based medicines available to patients. Through the addition of key talent and the purposeful and strategic growth of our capabilities, we have never been in a better position to achieve this Vision. • We continue to expand our capabilities as we prepare for the potential launch of epcoritamab, pending positive data readouts and regulatory approvals; deepening our talent base, focusing on impactful approaches. • We have built a global commercial team to help shape our development and go-to-market strategy in close partnership with R&D. Building a deep understanding of the potential and evolution of markets/segments will help ensure a thoughtful approach to advancing our pipeline. Key to our ability to bring our medicines to patients is commercialization. Over the past few years, we have made tremendous progress building and establishing this important capa-bility, through a disciplined and integrated approach. At Genmab, commercialization is an integrated approach; everyone doing their part to ensure patients get the most from our next generation of differentiated antibody-based medicines. • Our initial commercial footprint includes the U.S. and Japan. • We have experienced leaders and teams in place across functions: medical affairs, marketing, market access, insights and analytics as well as field-based teams in the U.S. to ensure the best possible experience for patients treated with our medicines. • We are focused on our most advanced medicine, Tivdak, now successfully launched in the U.S. for patients with recurrent/metastatic cervical cancer, in collaboration with our partner Seagen. 11 2021 Annual Report / Management’s Review / About Genmab

Table of Contents Management’s Review Financial Statements Other Information Chair’s Statement Genmab has been able to maintain a focus on its core purpose — to improve the lives of patients — due to the strength of the Company’s core values and unique Company culture. Dear Shareholder, I am very proud of how Genmab has continued to evolve over the past year while remaining true to its core purpose of improving the lives of patients through the creation and development of innovative and differentiated antibody-based medicines. Deirdre P. Connelly Chair have been possible without our inspiring team members who are dedicated to bringing our core values and culture to life. Commitment to Corporate Governance, Sustainability and the Environment Over the past two years we embarked upon a more focused, business-driven corporate social responsibility (CSR) strategy, including a commitment to three United Nations Sustainable Development Goals (SDGs) that are most closely aligned with our business and that our teams can positively impact. We also updated our CSR governance structure. Core Values Supported by a Strong Company Culture Genmab has been able to maintain a focus on its core purpose — to improve the lives of patients — due to the strength of the Company’s core values and unique Company culture. Our core values of passion for innovation, determination, integrity and working as one team are fully supported by a culture where patients come first, and our ideas and decisions are rooted in science. Genmab also fosters a culture where colleagues respect and celebrate differences and have the freedom to speak up and empower one another. The approval of Tivdak, a first for Genmab, would not As Genmab monitors new developments, regula-tions and industry practices, we carefully consider initiatives that could further enhance our oper-ations as a sustainable and socially responsible biotech. As such, Genmab is committed to help reduce our environmental footprint. Motivated 12 2021 Annual Report / Management’s Review / About Genmab

Table of Contents Management’s Review Financial Statements Other Information Chair’s Statement United Nations Sustainable Development Goals (SDGs) Genmab embraces its responsibility to society and is pleased to join the effort to progress the United Nations SDGs. In 2021 we continued our commitment to the SDGs most closely aligned with our business: Goals 3, 5 and 8. Refer to Genmab’s 2021 Corporate Responsibility report for further details, https://ir.genmab.com/static-files/3a18c1bc-d3ee-401f-a721-c01704b23d98. by organizational growth and corresponding stakeholder focus on climate and environment, society and governance (ESG), Genmab evaluated its climate-related risks and opportunities. I’m pleased to report that we have implemented the Task Force on Climate-related Financial Disclosures (TCFD) recommendations, which for the first time are part of this Annual Report. Additionally, Genmab plans to calculate its carbon footprint and set climate ambitions and targets. Genmab acknowledges its responsibility to contribute to the Paris Agreement goals by fulfilling its duty to reduce CO2 emissions. By strategically considering climate-related financial risks and opportunities, Genmab is beginning a journey to further protect long-term value for our operations and build resilience. We also saw a change to our Board of Directors as Jonathan Peacock stepped down due to increased responsibilities in connection with his other board commitments. We thank Jonathan for his service to Genmab and are in the process of identifying the best possible candidate to fill this position on Genmab’s Board of Directors. Evolution into a Fully Integrated Biotech In anticipation of the potential regulatory approval and launch of Genmab’s first medicine, Genmab took a focused and disciplined approach to further build its teams and strengthen our capabil-ities across the value chain. In 2021 we took the next step into becoming a fully integrated end-to-end biotech with the launch and co-promotion of our first U.S. FDA approved medicine. Goal 3 — Good Health and Well-Being: Ensure healthy lives and promote well-being for all at all ages As a company we also work diligently to continually improve our guidelines and policies for corporate governance, always taking into account trends in international and domestic requirements and recommendations. This commitment to corporate governance, like our dedication to CSR and the environment, is based on ethics and integrity. Our commitment to corporate governance also impacts our effort to strengthen the confidence that existing and future shareholders, partners, team members and other stakeholders have in Genmab. The role of shareholders and their interaction with Genmab is important, and open and transparent communication is paramount to maintain the confidence of Genmab’s shareholders. As such, we continue to conduct regular outreach and engage with our shareholders throughout the year and appreciate their open and candid feedback. On behalf of the Board of Directors, I would like to thank Genmab’s dedicated team members, CEO Jan van de Winkel and the rest of the senior leadership team for their inspiration and extraordinary leadership and all of our shareholders for their continued support. Goal 5 — Gender Equality: Achieve gender equality and empower all women and girls Sincerely, Goal 8 — Decent Work and Economic Growth: Promote sustained, inclusive and sustainable economic growth, full and produc-tive employment and decent work for all Deirdre P. Connelly Board Chair Experienced Leadership In February of 2021 we further strengthened our Executive Management team with the appointment of Tahamtan Ahmadi as Chief Medical Officer. Dr. Ahmadi joined Genmab in 2017 and prior to his appointment served as Genmab’s Senior Vice President, Head of Oncology. In this new role, Dr. Ahmadi leads research, discovery, regulatory and medical activities. 13 2021 Annual Report / Management’s Review / About Genmab

Table of Contents Management’s Review Financial Statements Other Information Letter from the CEO Genmab has always been at the forefront of innovation with all of our decisions rooted in cutting-edge science and driven by data. These values are reflected in the status of our proprietary pipeline. Jan van de Winkel, Ph.D. President & Chief Executive Officer Dear Shareholder, Over the course of the past few years we have been working to strategically accelerate Genmab’s evolution into an end-to-end, fully integrated biotech innovation powerhouse. The initial goal of this growth has been to achieve our ambitious 2025 Vision of having our own cancer treatment on the market and a pipeline of knock-your-socks-off antibodies. I am now extremely proud to say that, with the events of 2021, we have moved closer to realizing our vision and have further strengthened our foundation as we continue to work toward transforming the future of cancer treatment. accelerated approval of Tivdak, which we are developing with Seagen, making it the first and only antibody-drug conjugate (ADC) approved for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progres-sion on or after first-line therapy. This approval is a landmark event for Genmab and more importantly, for patients with recurrent or metastatic cervical cancer who have limited treatment options. We and Seagen have a robust development plan for Tivdak including in other solid tumors as well as a randomized Phase 3 study, also announced in 2021, which is intended to confirm Tivdak’s benefit in recurrent or metastatic cervical cancer and to support global regulatory applications. Rooted in Science Genmab has always been at the forefront of innovation with all of our decisions rooted in cutting-edge science and driven by data. These values are reflected in the status of our propri-etary pipeline. Of key importance is the U.S. FDA’s Our investigational medicine in development with AbbVie, epcoritamab, also made strides in 2021 with the first patients dosed in the first Phase 3 14 2021 Annual Report / Management’s Review / About Genmab

Table of Contents Management’s Review Financial Statements Other Information Letter from the CEO study for the bispecific antibody. Epcoritamab data was presented at multiple prestigious confer-ences and was also published in The Lancet. We are very excited for 2022 as we anticipate not only the start of additional Phase 3 studies but also the filing of the first BLA for epcoritamab, pending supportive feedback from the U.S. FDA. amivantamab was approved, as RYBREVANT, in the U.S., Europe and other markets for the treatment of certain adult patients with NSCLC with EGFR exon 20 insertion mutations. These are the first regulatory approvals for a therapy that was created using the DuoBody bispecific technology platform. Subsequently, at the end of 2021 Janssen submitted a BLA to the U.S. FDA for teclistamab for the treatment of relapsed or refractory multiple myeloma. Earlier in the year the U.S. FDA granted Janssen Breakthrough Therapy Designation (BTD) for teclistamab in this indication. These events provided further valida-tion for our DuoBody technology platform, which also powers the majority of our own pipeline. In 2021 the first patient was dosed with HexaBody-CD38 and an IND was submitted for DuoBody-CD3xB7H4. The first preclinical data for DuoBody-CD3xB7H4 was presented in November at the Society for Immunotherapy of Cancer’s (SITC) 36th Anniversary Annual Meeting. Also presented at SITC were expansion cohort data from the Phase 1/2 study of DuoBody-PD-L1x4-1BB in solid tumors and initial dose-escalation data from the Phase 1/2 study of DuoBody-CD40x4-1BB in solid tumors, both of which are in development with BioNTech. These programs advanced as well with the first Phase 2 study of DuoBody-PD-L1x4-1BB and the initiation of multiple expansion cohorts in the Phase 1/2 study of DuoBody-CD40x4-1BB. Genmab’s Response to the COVID-19 Pandemic The COVID-19 pandemic continued to provide challenges in 2021, though as in 2020 our talented team not only met those challenges but used them as opportunities to help the commu-nities in which we operate. Within Genmab our COVID-19 response team, led by me, developed and implemented a host of precautionary measures to help limit the impact of COVID-19 at our workplaces. Validation for Genmab’s Proprietary Duobody Technology Platform In addition to our own pipeline, Genmab’s inno-vations were applied in the pipelines of global pharmaceutical and biotechnology companies. In particular, our DuoBody technology platform has powered a variety of bispecific antibody therapies in development. The most advanced of these, amivantamab and teclistamab, are the result of our DuoBody collaboration with Janssen. In 2021 Externally our teams sought out ways to provide assistance to our local communities. Our U.S. office was awarded the 2021 New Good Neighbor Award by NJ Business Magazine in part due to our support of numerous local relief efforts. I am also extremely proud of the way our teams used their specialized expertise to get involved 15 2021 Annual Report / Management’s Review / About Genmab

Table of Contents Management’s Review Financial Statements Other Information Letter from the CEO DKK 173B 2021 year-end market cap in COVID-19 testing in the Netherlands. In an unprecedented all digital collaboration, Genmab and the Hubrecht Institute, along with later additional partners, developed the STRIP-Robot (Systematic Testing using Robotics and Innovation in Pandemics). This robot, nicknamed “The Beast,” rapidly processes large numbers of COVID-19 polymerase chain reaction (PCR) tests, outperforming any other robot known, and at a lower cost per test than other methods. The dramatically increased testing capacity is benefiting our community in the Netherlands both now, during the COVID-19 pandemic, and in any future pandemics. This remarkable achieve-ment was the winner of the prestigious Netherlands Prix Galien Excellence COVID-19 Award. This award reflects both Genmab’s position as an innovation powerhouse and our ability to use our expertise to support our communities. As always, none of our achievements over the past year would have been possible without the dedication and talent of our unstoppable world-class team, the support of our Board of Directors, the patients who participate in our clinical trials and their families, the investigators who help us trailblaze innovations and our shareholders who believe in our vision. Thank you all for your continued support as we look forward to another inspiring year. DKK 8,482M 2021 revenue Sincerely yours, DKK 5,464M 2021 operating expenses 77% invested in R&D Working to Transform the Future of Cancer Treatment I believe Genmab’s success can be judged based on the impact that we have on patients’ lives. There are currently five medicines on the market that incorporate our innovations. As we continue to grow and our collaboration partners continue to leverage our technolo-gies, we anticipate that additional medicines based on our science will become available for even more patients. Our near-term vision for the Company may evolve over time as Genmab itself grows and evolves, but our passion for innovating antibody therapeutics with the potential to improve and transform patients’ lives will always remain at the heart of Genmab. Jan van de Winkel, Ph.D. President & Chief Executive Officer 16 2021 Annual Report / Management’s Review / About Genmab

Table of Contents Management’s Review Financial Statements Other Information Consolidated Key Figures (DKK million) 2017* 2018* 2019 2020 2021 10,111 Income Statement Revenue Research and development expense Selling, general and administrative expense Operating expenses Operating profit Net financial items Net profit 2,365 (874) (147) (1,021) 1,344 (280) 1,104 3,025 (1,431) (214) (1,645) 1,380 232 1,472 5,366 (2,386) (342) (2,728) 2,638 221 2,166 10,111 (3,137) (661) (3,798) 6,313 (409) 4,758 8,482 (4,181) (1,283) (5,464) 3,018 965 3,008 2,365 Balance Sheet 2017 2018 2019 2020 2021 Marketable securities Cash and cash equivalents Non-current assets Assets Shareholders’ equity Share capital 4,075 1,348 544 6,603 6,272 61 5,573 533 1,028 8,461 8,014 61 7,419 3,552 1,183 15,144 14,048 65 8,819 7,260 2,352 21,143 19,121 66 10,381 8,957 1,891 24,627 22,196 66 5,464 2,728 Cash Flow Statement Cash flow from operating activities Cash flow from investing activities Cash flow from financing activities Investments in intangible and tangible assets 1,589 (668) 215 (89) 1,015 (1,778) (71) (478) 1,326 (1,983) 3,660 (111) 6,433 (2,351) 71 (307) 2,228 (961) (420) (252) 1,645 Financial Ratios 217 218 211 2 2 2 1 Basic net profit per share Diluted net profit per share Year-end share market price Price/book value Shareholders’ equity per share Equity ratio Shares outstanding Average number of employees (FTE)** Number of employees (FTE) at year-end 18.14 17.77 1,029.00 10.04 102.51 95% 61,185,674 235 257 24.03 23.73 1,067.50 8.19 130.32 95% 61,497,571 313 377 34.40 34.03 1,481.50 6.85 216.12 93% 65,074,502 471 548 73.00 72.21 2,463.00 8.50 289.71 90% 65,545,748 656 781 46.00 45.54 2,630.00 7.82 336.30 90% 65,718,456 1,022 1,212 *Prior period amounts have not been adjusted under the modified retrospective method to adopt IFRS 16 as of Januar y 1, 2019. Further, 2017 and prior period amounts have not been adjusted under the modified retrospective method to adopt IFRS 15 as of Januar y 1, 2018, and in accordance with the transitional provisions of IFRS 9, comparative figures for 2017 and prior have not been restated. **Full-time equivalent 2017 2018 2019 2020 2021 17 2021 Annual Report / Management’s Review / About Genmab FTE at Year End FTE 1,212 781 548 377 257 Operating Expenses (DKK million) R&DSG&A 3,798 1, 83 4,181 34 661 3,137 1,021 14 ,386 147 1,431 874 Revenue (DKK million) 5,366 8,482 3,025

Table of Contents | Management's Review | Financial Statements | Other Information

2022 Outlook

(DKK million)	2022 Guidance	2021 Actual Result
Revenue	10,800–12,000	8,482
Operating expenses	(7,200)–(7,800)	(5,464)
Operating profit	3,000–4,800	3,018

Revenue

Genmab expects its 2022 revenue to be in the range of DKK 10,800–12,000 million, compared to DKK 8,482 million in 2021. Our revenue in 2021 was driven primarily by the continued strong growth of DARZALEX net sales.

Genmab's projected revenue for 2022 primarily consists of DARZALEX royalties of DKK 7,700–8,500 million. Such royalties are based on estimated DARZALEX 2022 net sales of USD 7.3–8.0 billion compared to actual net sales in 2021 of approximately USD 6.0 billion. Since the second quarter of 2020, Janssen has reduced its royalty payments to Genmab by what it claims to be Genmab's share of Janssen's royalty payments to Halozyme Therapeutics, Inc. (Halozyme) in connection with subcutaneous sales. Given the ongoing arbitration, Genmab has reflected this as a reduction to estimated 2022 revenue. The remainder of Genmab's revenue consists of increasing royalties from TEPEZZA, Kesimpta and RYBREVANT, reimbursement revenue, milestones for epcoritamab, other milestones and collaboration revenue related to Tivdak commercialization efforts in the U.S. as part of our Seagen collaboration.

Operating Expenses

Genmab anticipates its 2022 operating expenses to be in the range of DKK 7,200–7,800 million, compared to DKK 5,464 million in 2021. The increase is driven by the advancement of Genmab's clinical programs, continued investment in research and development, as well as building Genmab's commercial organization and broader organizational infrastructure.

Operating Profit

We expect our operating profit to be in the range of DKK 3,000–4,800 million in 2022, compared to DKK 3,018 million in 2021.

Outlook: Risks and Assumptions

In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons including but not limited to, the achievement of certain milestones associated with Genmab's collaboration agreements; ongoing binding arbitration of two matters under Genmab's license agreement with Janssen relating to daratumumab; the timing and variation of development activities (including activities carried out by Genmab's collaboration partners) and related income and costs; DARZALEX, Kesimpta, TEPEZZA and RYBREVANT net sales and royalties paid to Genmab; and currency exchange rates (the 2022 guidance assumes a USD/DKK exchange rate of 6.4). The financial guidance assumes that no significant new agreements are entered into during 2022 that could materially affect the results. Additionally, the COVID-19 pandemic could potentially have a material adverse impact on Genmab's business and financial performance, including clinical trials, projected regulatory approval timelines, supply chain and revenues, and cause Genmab's actual results to differ materially from 2022 Guidance and Key 2022 Priorities in this annual report.

The global outbreak of COVID-19 may have long-term impacts on the development, regulatory approval and commercialization of Genmab's investigational medicines and on net sales of approved medicines created by Genmab and developed and marketed by Genmab or Genmab's collaboration partners. As the pandemic continues, there may be an impact on Genmab's business. Genmab has an established COVID-19 response team, led by the CEO, that closely monitors the evolving situation, develops and implements precautionary measures to help limit the impact of COVID-19 at the workplace and on our communities and ensures business continuity. Genmab is also actively monitoring the potential impact on Key 2022 Priorities and assessing the situation on an ongoing basis in close contact with clinical trial sites, physicians and contract research organizations to evaluate the impact and challenges posed by the COVID-19 situation and manage them accordingly. The full extent and nature of the impact of the COVID-19 pandemic and related containment measures on Genmab's business and financial performance is uncertain as the situation continues. The factors discussed above, as well as other factors which are currently unforeseeable, may result in further and other unforeseen material adverse impacts on Genmab's business and financial performance, including on the sales of Tivdak and on the net sales of DARZALEX, Kesimpta, TEPEZZA and RYBREVANT by Genmab's partners and on Genmab's royalties, collaboration revenue and milestone revenue therefrom.

18 2021 Annual Report / Management's Review / About Genmab

Table of Contents | Management's Review | Financial Statements | Other Information

Business Model

At Genmab we have built a profitable and successful biotech that creates value for all our stakeholders.

Our Strengths and Differentiators

World-class antibody biology knowledge and deep insight into disease targets

Discovery and development engine with proprietary technologies that allow us to build a world-class pipeline

In-house expertise with a solid track record of building successful strategic partnerships

Robust pipeline of potential best-in-class and first-in-class therapies

Experienced, diverse management team

Building a Fully Integrated Biotech Innovation Powerhouse

Team
Flexible and adaptive infrastructure

Translational Research and Data Science
Key to accelerating development and ensuring the right therapies get to the right patients

Research
Track record of success and investing for tomorrow

Development
Scaling up capabilities to expand from early- to late-stage development

Commercialization
Building the next step in our evolution

Enabling Functions: Supporting growth and managing risk

Strong Financials
With growing recurring revenues and focused investment

Collaboration
Across ecosystem of pharma, biotech and academia to drive our business forward

The Value We Create for Stakeholders

Patients

>280

ongoing clinical trials with antibodies created using Genmab's innovations and technology

Investors

7%

Increase in market capitalization in 2021

Our People

>430

number of new full-time jobs created in 2021; voted one of Denmark's most attractive employers by young engineering/natural sciences professionals per Universum comprehensive career survey

Collaborations

>10

recent research agreements and collaborations in place across the whole ecosystem of pharma, biotech and academia

Our Purpose
To improve the lives of patients with cancer by creating and developing innovative and differentiated antibody medicines

Our Vision
By 2025, our own product has transformed cancer treatment, and we have a pipeline of knock-your-socks-off antibodies

Our Values
- Passion for innovation
- Determination — being the best at what we do
- Integrity — we do the right thing
- We work as one team and respect each other

Our Strategy
- Focus on core competence
- Turn science into medicine
- Build a profitable and successful biotech

Where We Operate
- Copenhagen, Denmark
- Utrecht, the Netherlands
- Princeton, United States
- Tokyo, Japan

19 2021 Annual Report / Management's Review / About Genmab

Table of Contents | Management's Review | Financial Statements | Other Information

Our Strategy

Business Strategy	Priorities in 2021	Priorities for 2022	Link to Risk
Build a profitable and successful biotech – Maintain a flexible and capital-efficient model – Maximize relationships with partners – Retain ownership of select products	**Become leading integrated innovation powerhouse** ● Operational commercialization model in U.S. and Japan ● Further strengthen solid financial foundation	**Further scale organization aligned with growing product portfolio and brand needs** – Further scale organization aligned with differentiated antibody product portfolio growth and future launches – Use solid financial base to grow and broaden antibody product and technology portfolio	Refer to "Risk related to Finances"
Focus on core competence – Identify the best disease targets – Develop unique first-in-class or best-in-class antibodies – Develop next-generation technologies	**Build world-class differentiated product pipeline** ● DuoBody-PD-L1x4 1BB[1] – expansion cohort data ● DuoBody-CD40x4-1BB[1] – dose escalation data ● Tisotumab vedotin[2] – data in other tumor indication ◔ Earlier-stage products – progress and expand innovative product pipeline[3]	**Growth and development of differentiated early-stage product candidates** – DuoBody-PD-L1x4-1BB & DuoBody-CD40x4-1BB – Data from clinical expansion cohorts to progress to next steps – Expand and advance proprietary clinical product portfolio	Refer to "Risk related to Business and Products"
Turn science into medicine – Create differentiated antibody therapeutics with significant commercial potential	**Bring our own medicines to patients** ● Tisotumab vedotin – U.S. FDA decision on BLA and progress to market ○ Tisotumab vedotin – Japanese New Drug Application (JNDA) submission in cervical cancer[4] ◑ Epcoritamab[5] – acceleration and maximization of development program by advancing expansion cohort and initiating additional Phase 3 trials[5]	**Broad and rapid development of late-stage clinical pipeline and further build U.S. country organization** – Epcoritamab – Expand clinical development program with multiple Phase 3 trials initiated and submission of first BLA (subject to supportive FDA feedback) – Tivdak – Establish Tivdak as a clear choice for 2L+ r/m cervical cancer patients – Broaden clinical development program including Phase 2 evaluation of combination therapy in earlier line treatment for cervical cancer and other solid tumors	Refer to "Risk related to Strategic Collaborations"

CSR Strategy	Progress in 2021	Priorities for 2022	Link to Risk
Commitment to our business-driven CSR strategy, which focuses on four main areas: 1. Employee well-being, including health, safety and development 2. Ethics and compliance in relation to preclinical and clinical studies 3. Business ethics and transparency 4. Environment, including waste management and recycling	● Continue to advance Genmab's CSR strategy and activities focused on four main areas ● Further integrate ESG into our strategic planning and risk management processes, monitor ESG matters of relevance to our business operations and establish clear goals to measure our performance ● Use Sustainability Accounting Standards Board (SASB) and TCFD framework and follow its guidelines to disclose critical measurements	– Continue strong commitment to being a responsible and sustainable biotech – Look for opportunities to further integrate ESG into our strategic planning and risk management processes – Monitor ESG matters of relevance to our business operations – Establish clear goals to measure our performance – Establish climate ambitions, targets, and emissions reductions and integrate climate-related financial risks into Genmab's Enterprise Risk Management (ERM) program	Please refer to the risks included in Genmab's 2021 Corporate Responsibility report, https://ir.genmab.com/static-files/3a18c1bc-d3ee-401f-a721-c01704b23d98

1. Co-development with BioNTech; 2. Co-development with Seagen; 3. Only partial criteria met for goal in 2021. Further progress anticipated in 2022; 4. Potential JNDA filing timeline postponed to include Phase 3 innovaTV 301 data; 5. Co-development with AbbVie

20 2021 Annual Report / Management's Review / About Genmab

Table of Contents Management’s Review Financial Statements Other Information Our Business 22 23 24 Research and Development Capabilities Antibody Discover y and Development Products and Technologies It’s very rewarding to see that a “hey, that’s interesting …” observation some 12 years ago sparked a chain of events culminating in this year’s approval of the first DuoBody product, Janssen’s RYBREVANT. This novel treatment option for lung cancer patients was only made possible by the shared desire of the many teams involved to understand antibody science at the deepest level, in combination with an inherent drive to innovate discovery and development practices. Aran Labrijn, Director, Antibody Format Discovery Lead, the Netherlands 21 2021 Annual Report / Management’s Review / Our Business

Table of Contents Management’s Review Financial Statements Other Information Research and Development Capabilities Inspired by Nature At Genmab, we are inspired by nature and understand how antibodies work. We are deeply knowledgeable about antibody biology and our scientists exploit this expertise to create and develop differentiated investigational medicines. We utilize a sophisticated and highly automated process to efficiently generate, select, produce and evaluate human antibody-based products. Our research and development teams have established a fully integrated R&D enterprise and streamlined process to coordinate the activities of antibody product discovery, preclinical testing, manufacturing, clinical trial design and execution and regulatory submissions across Genmab’s international operations. Through our expertise in antibody drug development, we pioneer technologies that allow us to create differentiated and potentially first-in-class or best-in-class investigational medicines with the potential to improve patients’ lives. Our antibody expertise has enabled us to create our cutting-edge technology platforms: DuoBody, HexaBody, DuoHexaBody and HexElect. We are also transforming ourselves by building on our world-class research in antibodies to expand our capabilities beyond the lab. We have expanded our scientific focus to use data science and artificial intelligence to discover new targets and biomarkers and bolster our in-depth translational medicine laboratory capabilities. All of this is in an effort to get the right medicine to the right patient at the right dose. companies and a world-class research university, this space provides a bright, open and collaborative atmosphere to enable the Genmab team to continue to innovate and find new ways to help patients. In order to accommodate Genmab’s growth, we will occupy the majority of the new “Accelerator” multi-tenant building that is connected directly to the Genmab R&D Center. It is being built to achieve the same BREEAM Excellent high sustainability standard. Completion of this building, which will contain both offices and laboratories, is expected by early 2023. Sustainable and State-of-the-Art Facilities: United States Genmab opened its new U.S. facility in 2020. This new space, which was modeled on the open and collaborative spirit of the R&D Center in Utrecht, includes both offices and laboratories. The opening of the U.S. translational research laboratories allows Genmab to expand its translational preclinical and clinical drug development research expertise and is part of the strategic growth of the Company. As with the construction and design of our Utrecht facilities, our U.S. office and laboratories were designed and built with sustainability in mind. Our facility in New Jersey meets the requirements for LEED (Leadership in Energy and Environmental Design) Gold certification for sustainable design features. In addition, 75% of the construction waste created when building out the facility was recycled, rather than being sent to a landfill. The opening of the U.S. translational research laboratories allows Genmab to expand its translational preclinical and clinical drug development research expertise and is part of the strategic growth of the company. Sustainable and State-of-the-Art Facilities: The Netherlands Genmab’s discovery and preclinical research is conducted at our Research and Development Center in Utrecht, the Netherlands. The building is one of the first BREEAM (Building Research Establishment Environmental Assessment Method) Excellent laboratory buildings in the Netherlands. The R&D Center houses state-of-the-art laboratories including an advanced robotics lab, a modern auditorium, science café, and innovative brainstorm and meeting rooms. Located in close proximity to other life sciences As Genmab continues to grow our geographical footprint we will do so with minimal impact to the environment and sustainability as key areas of focus. 22 2021 Annual Report / Management’s Review / Our Business

Table of Contents Management’s Review Financial Statements Other Information Antibody Discovery and Development Target discovery, antibody identification and purification If approved by regulatory authorities, new medicine launch and commercialization We are experts in antibody discovery and development. Our appreciation for, and under-standing of, the power of the human immune system gives us a unique perspective on how to respond to the constant challenges of oncology drug development. In 2021 we entered a new chapter with the commercialization and launch of our first medicine. Antibody format research to maximize safety and efficacy 1 13 2 Analyze clinical trials and apply for marketing approval with regulatory authorities Biochemical analysis 12 3 Investigate efficacy and mechanism of action in laboratory tests (in vitro) Phase 2/3 development to explore efficacy 4 11 Phase 1/2 development to explore safety and preliminary efficacy 10 5 Screen for efficacy in animal models (in vivo) 6 9 Submission of protocol to regulatory authorities to start clinical trials Test antibody binding to human and animal tissue and conduct 8 7 preclinical toxicity experiments Antibody production for clinical development Biomarker and translational research 23 2021 Annual Report / Management’s Review / Our Business y s

Table of Contents Management’s Review Financial Statements Other Information Products and Technologies Pipeline At the end of 2021, Genmab’s proprietary pipeline of investigational medicines, where we are responsible for at least 50% of development, consisted of six* antibodies in clinical development including Genmab’s first U.S. FDA approved medicine, Tivdak, which Genmab is co-developing and co-promoting in the U.S. with Seagen. In addition to our own pipeline, there are also multiple investigational medicines in development by global pharmaceutical and biotechnology companies, including four approved medicines that incorporate Genmab technology and innovations. Beyond the antibodies in clinical development, our pipeline also includes around 20 in-house and partnered preclinical programs. An overview of the development status of each of our investigational medicines is provided in the following sections. Detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen stock exchange and may also be found in Genmab’s filings with the U.S. Securities and Exchange Commission (SEC). Additional information is available on Genmab’s website, www.genmab.com. The information accessible through our website is not part of and is not incorporated by reference herein. Genmab’s Proprietary Pipeline (≥50% Genmab ownership)* Approved Medicine Tivdak (tisotumab vedotin) Programs Incorporating Genmab’s Innovations and Technology in Phase 2 Development or Later Approved Medicines DARZALEX/DARZALEX FASPRO (daratumumab/ daratumumab and hyaluronidase-fihj, Janssen) RYBREVANT (amivantamab, Janssen) Kesimpta (ofatumumab, Novartis) TEPEZZA (teprotumumab, Horizon) Clinical Stage Investigational Medicines Epcoritamab DuoBody-PD-L1x4-1BB (GEN1046) DuoBody-CD40x4-1BB (GEN1042) DuoHexaBody-CD37 (GEN3009) HexaBody-CD38 (GEN3014) ≥ Phase 2 Clinical Stage Investigational Medicines Teclistamab ( Janssen) Inclacumab (Global Blood Therapeutics) Talquetamab ( Janssen) Mim8 (Novo Nordisk) Camidanlumab tesirine (ADC Therapeutics) PRV-015 (Provention Bio) Lu AF82422 (Lundbeck) Additional investigational medicines in early-stage clinical development. ~20 Preclinical Programs in-house and partnered *In September 2021 we decided that we would not further advance the development of HexaBody-DR5/DR5 and, in agreement with our partner AbbVie, DuoBody-CD3x5T4. Regarding HexaBody-DR5/DR5, preliminar y activity was shown, but the narrow therapeutic index did not support further development. For DuoBody-CD3x5T4, the maximum tolerated dose was reached at a dose level that was below the one expected to be active. *Tisotumab vedotin co-development with Seagen; epcoritamab and DuoHexaBody-CD37 co-development with AbbVie; DuoBody-PD-L1x4-1BB and DuoBody-CD40x4-1BB co-development with BioNTech; Genmab is developing HexaBody-CD38 in an exclusive worldwide license and option agreement with Janssen. 24 2021 Annual Report / Management’s Review / Our Business

Table of Contents | Management's Review | Financial Statements | Other Information

Products and Technologies

Genmab's Proprietary[1] Pipeline

Product	Target	Developed By	Disease Indications	Most Advanced Development Phase (Preclinical / 1 / 1/2 / 2 / 3 / Approved)
Tivdak (tisotumab vedotin-tftv)	TF	Co-development: Genmab/Seagen	Cervical cancer[2]	Approved
Tisotumab vedotin			Ovarian cancer	2
			Solid tumors	2
Epcoritamab	CD3, CD20	Co-development: Genmab/AbbVie	Relapsed/refractory diffuse large B-cell lymphoma (DLBCL)	3
			B-cell non-Hodgkin lympoma (NHL)	2
			B-cell NHL (combo)	1
			Relapsed/refractory chronic lymphocytic leukemia (CLL)	1
DuoBody-PD-L1x4-1BB (GEN1046)	PD-L1, 4-1BB	Co-development: Genmab/BioNTech	Non-small cell lung cancer (NSCLC)	2
			Solid tumors	1/2
DuoBody-CD40x4-1 BB (GEN1042)	CD40, 4-1BB	Co-development: Genmab/BioNTech	Solid tumors	1/2
DuoHexaBody-CD37 (GEN3009)	CD37	Co-development: Genmab/AbbVie	Hematologic malignancies	1
HexaBody-CD38 (GEN3014)	CD38	Genmab[3]	Hematologic malignancies	1

1. Investigational medicines where Genmab has ≥50% ownership, in co-development with partners as indicated.
2. Refer to local country prescribing information for precise indication and safety information.
3. Genmab is developing HexaBody-CD38 in an exclusive worldwide license and option agreement with Janssen.

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Products and Technologies

Programs Incorporating Genmab's Innovations and Technology[4]

Approved Medicines

Product	Developed & Marketed By	Disease Indications	Most Advanced Development Phase
DARZALEX (daratumumab) & **DARZALEX *FASPRO*** (daratumumab and hyaluronidase-fihj)	Janssen Biotech Inc. (Tiered royalties to Genmab on net global sales)	Multiple myeloma (MM)[2]	Approved
		AL Amyloidosis[2]	Approved
Daratumumab		Non-MM blood cancers	2
Kesimpta (ofatumumab)	Novartis (Royalties to Genmab on net global sales)	Relapsing multiple sclerosis[2]	Approved
TEPEZZA (teprotumumab-trbw)	Horizon Therapeutics (under sublicense from Roche, royalties to Genmab on net global sales)	Thyroid eye disease[2]	Approved
RYBREVANT (amivantamab-vmjw)	Janssen (Royalties to Genmab on net sales)	NSCLC[2]	Approved
Amivantamab		Advanced or metastatic gastric or esophageal cancer	2

≥Phase 2 Clinical Stage Programs

Product	Technology	Developed By	Disease Indications	Most Advanced Development Phase
Teclistamab (JNJ-64007957)	DuoBody	Janssen	Relapsed or refractory MM	3 (BLA submitted)
Inclacumab	UltiMAb	Global Blood Therapeutics	Vaso-occlusive crises (VOC) in sickle cell disease	3
Talquetamab (JNJ-64407564)	DuoBody	Janssen	Relapsed or refractory MM	2
Camidanlumab tesirine (ADCT-301)	UltiMAb	ADC Therapeutics	Relapsed/refractory Hodgkin lymphoma	2
Mim8	DuoBody	Novo Nordisk	Healthy volunteers & hemophilia A	2
PRV-015 (AMG 714)	UltiMAb	Provention Bio	Celiac disease	2
Lu AF82422	UltiMAb	Lundbeck	Multiple system atrophy	2

4. Investigational medicines created by Genmab or that incorporate Genmab's innovations and technology, under development and where relevant commercialized by a third party.

26 2021 Annual Report / Management's Review / Our Business

Table of Contents Management’s Review Financial Statements Other Information Genmab’s Proprietary Pipeline Programs where Genmab has ≥50% ownership. 27 2021 Annual Report / Management’s Review / Our Business

Table of Contents
Management's Review
Financial Statements
Other Information

Genmab's Proprietary Pipeline

Tivdak


Rx Only
NDC 51144-003-01
tivdak
(tisotumab vedotin-tftv)
for injection
40 mg/vial
CAUTION: Hazardous Agent
For intravenous infusion only
Must reconstitute and dilute before use
One single-dose vial.
Discard unused portion.
Provide the enclosed Medication Guide to each patient
Seagen
Genmab

First and Only U.S. FDA Approved ADC for Recurrent or Metastatic Cervical Cancer

- An ADC directed to tissue factor (TF), a protein highly prevalent in solid tumors, including cervical cancer, which is associated with poor prognosis
- Accelerated approval granted by the U.S. FDA for Tivdak, the first and only approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy
- The approval was based on data from the innovaTV 204 (NCT03438396) Phase 2 single-arm clinical study evaluating tisotumab vedotin as monotherapy in patients with previously treated recurrent or metastatic cervical cancer; potential JNDA filing timeline postponed to include Phase 3 innovaTV 301 (NCT04697628) data
- In addition to the Phase 3 study in recurrent or metastatic cervical cancer, multiple Phase 2 clinical studies in other solid tumors are ongoing
- Co-developed and co-promoted in the U.S. in collaboration with Seagen

Tivdak is an ADC composed of Genmab's human monoclonal antibody directed to TF and Seagen's ADC technology that utilizes a protease-cleavable linker that covalently attaches the microtubule-disrupting agent monomethyl auristatin E to the antibody. Genmab used technology licensed from Medarex to generate the TF antibody forming part of Tivdak. Tivdak is the first and only U.S. FDA approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. Tivdak is being co-developed by Genmab and Seagen. Under a joint commercialization agreement, Genmab will co-promote Tivdak in the U.S. and lead commercial operational activities in Japan. Seagen will lead commercial operational activities in the U.S., Europe and China with a 50:50 cost and profit split in those markets. In any other markets, Seagen will commercialize Tivdak and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies will continue the practice of joint decision making on the worldwide development and commercialization strategy for Tivdak. The companies have a broad clinical development program for Tivdak, including other solid tumors and a confirmatory Phase 3 study in recurrent or metastatic cervical cancer.

Please consult the **U.S. Prescribing Information** for Tivdak for the labeled indication and safety information, including the boxed warning.

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Genmab's Proprietary Pipeline

Updates from First Quarter to Third Quarter

- **September:** The U.S. FDA granted accelerated approval for Tivdak. The BLA seeking accelerated approval of Tivdak was submitted in February 2021 and accepted for review in April 2021. The approval was based on data from the innovaTV 204 Phase 2 study.
- **September:** Genmab and Seagen presented interim data from two cohorts of the Phase 1b/2 innovaTV 205 (NCT03786081) study of tisotumab vedotin in recurrent or metastatic cervical cancer at the European Society for Medical Oncology Virtual Congress 2021 as a featured mini oral presentation.
- **May:** Data from the innovaTV 204 study was published in *The Lancet Oncology*.
- **January:** The Phase 3 innovaTV 301 study of tisotumab vedotin versus chemotherapy in recurrent or metastatic cervical cancer was announced.

Tisotumab Vedotin Collaboration with Seagen

In September 2010, Genmab and Seagen entered into an ADC collaboration, with a commercial license and collaboration agreement executed in October 2011. Under the agreement, Genmab was granted rights to utilize Seagen's ADC technology with its human monoclonal TF antibody. Seagen was granted rights to exercise a co-development and co-commercialization option at the end of Phase 1 clinical development for tisotumab vedotin. In August 2017, Seagen exercised this option. In October 2020, Genmab and Seagen entered into a joint commercialization agreement. Genmab will co-promote Tivdak in the U.S., and will lead commercial operational activities and book sales in Japan, while Seagen will lead operational commercial activities in the U.S., Europe and China with a 50:50 cost and profit split in those markets. In any other markets, Seagen will be responsible for commercializing Tivdak and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies will continue the practice of joint decision making on the worldwide development and commercialization strategy for Tivdak.

Key Ongoing Clinical Trials

Disease	Stage	Development Phase				
		Preclinical	1	1/2	2	3
Cervical Cancer	Recurrent or metastatic	innovaTV 301				
	Recurrent or metastatic	innovaTV 204				
	Recurrent or Stage IVB (Combo and Mono)	innovaTV 205				
Ovarian Cancer	Platinum resistant	innovaTV 208				
Solid Tumors	Locally advanced or metastatic	innovaTV 207				
	Locally advanced or metastatic (Japan)	innovaTV 206				
	Locally advanced or metastatic	innovaTV 201				

About Cervical Cancer[1]

Cancer that originates in the cells lining the cervix.

4th most frequently diagnosed and **4th** most deadly cancer in women worldwide.[2]

In developing regions, **ranked 2nd** in incidence and mortality in women.[2]

In 2021, an estimated **14,480 new cases** of invasive cervical cancer will be diagnosed, and **4,290 women** will die from the disease in the U.S.[3]

Up to **16% of women** initially present with metastatic cervical cancer, and those who present with earlier-stage disease may experience a recurrence following treatment.[3,4]

Among women who present with earlier stage disease, **15%–61%** will go on to develop metastatic cervical cancer, most commonly within the first two years following completion of therapy.[5]

5-year survival rate for women in the U.S. and Japan with recurrent or metastatic cervical cancer is only **17.6%** and **19.5%**, respectively, highlighting an urgent unmet need for effective treatment.[3]

1. General statistics include all stages of cervical cancer.
2. Bray F, Ferlay J, Soerjomataram I, Siegel RL, Torre LA, Jemal A. Global cancer statistics 2018: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries: CA: a cancer journal for clinicians. 2018;68(6):394-424.
3. Institute NC. SEER Cancer Stat Facts: Cervical Cancer. 2020. https://seer.cancer.gov/statfacts/html/cervix.html. Accessed July 27, 2020.
4. McLachlan J, Boussios S, Okines A, et al. The impact of systemic therapy beyond first-line treatment for advanced cervical cancer. Clinical oncology (Royal College of Radiologists (Great Britain)). 2017:29(3):153-160.
5. Pfaendler KS, Tewari KS. Changing paradigms in the systemic treatment of advanced cervical cancer. Am J Gynecol. 2016:214(1):22-30.

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Management's Review
Financial Statements
Other Information

Genmab's Proprietary Pipeline

Epcoritamab

(DuoBody-CD3xCD20)


GCT3013-01
Sponsor:
Genmab A/S, Denma
detailed information per

Potential Best-in-class Investigational Medicine

- Proprietary bispecific antibody created with Genmab's DuoBody technology platform
- Five ongoing clinical studies across different settings and histologies, including a Phase 3 study (NCT04628494) in relapsed/refractory diffuse large B-cell lymphoma (DLBCL) with more studies in planning
- Co-developed in collaboration with AbbVie

Epcoritamab is a proprietary bispecific antibody created using Genmab's DuoBody technology platform. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically well-validated target on malignant B-cells. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of epcoritamab. Epcoritamab is being co-developed by Genmab and AbbVie. The first Phase 3 clinical study of epcoritamab in relapsed/refractory DLBCL is ongoing. In addition, Phase 1/2 clinical studies in B-cell non-Hodgkin lymphoma (B-NHL) including chronic lymphocytic leukemia (CLL, NCT04623541) and in combination with standard of care therapies for B-NHL (NCT04663347) are ongoing.

Fourth Quarter Update

- **December:** Multiple presentations at the 63rd American Society of Hematology (ASH) Virtual Annual Meeting, including preliminary results in CLL and in combination with rituximab, cyclophosphamide, doxorubicin, vincristine, and prednisone in patients with newly diagnosed DLBCL and in combination with rituximab and lenalidomide for patients with relapsed or refractory follicular lymphoma (FL).

Updates from First Quarter to Third Quarter

- **September:** Data from the Phase 1/2 EPCORE™ NHL-1 (NCT03625037) study was published in *The Lancet*, "Dose escalation of subcutaneous epcoritamab in patients with relapsed or refractory B-cell non-Hodgkin lymphoma: an open-label, phase 1/2 study."
- **June:** Updated dose escalation data, including progression free survival, from the Phase 1/2 EPCORE NHL-1 study of epcoritamab in patients with relapsed or refractory B-NHL was presented during an oral session at the International Conference on Malignant Lymphoma and poster sessions at the American Society of Clinical Oncology Annual Meeting and the European Hematology Association (EHA) Congress.
- **February:** "Epcoritamab induces potent anti-tumor activity against malignant B-cells from patients with DLBCL, FL and MCL, irrespective of prior CD20 monoclonal antibody treatment" was published in *Blood Cancer Journal*.
- **January:** The first patient was dosed in the Phase 3 study of SC epcoritamab versus investigator's choice of chemotherapy in patients with relapsed or refractory DLBCL. This triggered a DKK 245 million (USD 40 million) milestone to Genmab under the collaboration with AbbVie.

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Genmab's Proprietary Pipeline

Key Ongoing Clinical Trials

Disease	Stage	Development Phase
		Preclinical 1 1/2 2 3
DLBCL	Relapsed/Refractory	EPCORE DLBCL-1
B-cell Lymphoma	Relapsed/Progressive/Refractory	EPCORE NHL-1
	Relapsed/Progressive/Refractory (Japan)	EPCORE NHL-3
B-cell NHL	Previously Untreated/Relapsed/Refractory (Combo)	EPCORE NHL-2
CLL	Relapsed/Refractory	EPCORE CLL-1

Epcoritamab Collaboration with AbbVie

In June 2020, Genmab entered into a broad collaboration agreement to jointly develop and commercialize three existing Genmab bispecific antibody programs, including epcoritamab. Should epcoritamab receive regulatory approval in the future, the companies will share commercial responsibilities for epcoritamab in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab will be the principal for net sales in the U.S. and Japan, and receive tiered royalties on remaining global net sales.

Under the terms of the agreement, Genmab received a USD 750 million upfront payment with the potential for Genmab to receive up to USD 3.15 billion in additional development, regulatory and net sales milestone revenue for all programs, as well as tiered royalties between 22% and 26% on net sales for epcoritamab outside the U.S. and Japan. Except for these royalty-bearing net sales, the parties share in pre-tax profits from the sale of medicines on a 50:50 basis. Included in these potential milestones are up to USD 1.15 billion in milestone payments related to clinical development and commercial success across the three bispecific antibody programs originally included in the agreement, one of which was subsequently stopped. Genmab and AbbVie split 50:50 the development costs related to epcoritamab. Refer to **"AbbVie Collaboration Agreement"** for more details.

About Diffuse Large B-cell Lymphoma


63.9%
5-year survival rate[2]

- DLBCL is an aggressive NHL that develops from B cells[1]
- DLBCL accounts for ~1/3 of all NHLs[2,3]
- Prognosis for relapsed or refractory DLBCL patients is poor, especially for those with high-risk factors[4]
- For most patients with refractory DLBCL there are no curative treatment options[4]

1. Lymphoma Research Foundation. Diffuse Large B-Cell Lymphoma. https://lymphoma.org/aboutlymphoma/nhl/dlbcl/. Accessed December 1, 2021.
2. National Institutes of Health. SEER Cancer Stat Facts: DLBCL. https://seer.cancer.gov/statfacts/html/dlbcl.html. Accessed December 1, 2021.
3. Gouveia GR, et al. Rev Bras Hematol Hemoter. 2012; 34(6): 447–451.
4. Crump, Michael, et al. "Outcomes in Refractory Diffuse Large B-Cell Lymphoma: Results from the International SCHOLAR-1 Study." Blood, American Society of Hematology, 19 Oct. 2017, www.ncbi.nlm.nih.gov/pmc/articles/PMC5649550/.

31 2021 Annual Report / Management's Review / Our Business

Table of Contents Management’s Review Financial Statements Other Information Genmab’s Proprietary Pipeline DuoBody-PD-L1x4-1BB (GEN1046) DuoBody-CD40x4-1BB (GEN1042) Potential First-in-Class Bispecific Next-generation Checkpoint Immunotherapy • Bispecific antibody-based investigational medicine created with Genmab’s DuoBody technology platform • Clinical studies in solid tumors ongoing, including a Phase 2 study in non-small cell lung cancer (NSCLC, NCT05117242) • Co-developed in collaboration with BioNTech stimulation using inert DuoBody antibody format. Three clinical studies in solid tumors are ongoing including a Phase 2 study of DuoBody-PD-L1x4-1BB as monotherapy and in combination with pembrolizumab in patients with recurrent metastatic NSCLC. Potential First-in-Class Bispecific Agonistic Antibody • Bispecific antibody created with Genmab’s DuoBody technology platform • Phase 1/2 clinical study (NCT04083599) in solid tumors ongoing • Co-developed in collaboration with BioNTech Fourth Quarter Update • November: Initial dose-escalation data from the Phase 1/2 study of DuoBody-CD40x4-1BB in solid tumors was presented as a rapid-oral presentation at the SITC 36th Annual Meeting. Updates from First Quarter to Third Quarter • September: The ongoing Phase 1/2 study was updated to include multiple expansion cohorts including in combination with pembrolizumab in first-line NSCLC, in first-line head and neck squamous cell carcinoma (HNSCC) and in first-line melanoma and in combination with pembrolizumab and chemotherapy in first-line HNSCC and in first-line pancreatic ductal adenocarcinoma. • April/May: Preclinical data was presented at the American Association for Cancer Research Annual Meeting. Fourth Quarter Updates • November: The first patient was dosed in the first Phase 2 study of DuoBody-PD-L1x4-1BB as monotherapy and in combination with pembrolizumab in patients with relapsed metastatic NSCLC after treatment failure with standard of care therapy with an immune checkpoint inhibitor. • November: A poster on expansion cohort data from the Phase 1/2 study of DuoBody-PD-L1x4-1BB in solid tumors was presented at the SITC 36th Annual Meeting. DuoBody-CD40x4-1BB (GEN1042) is a propri-etary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-de-veloped by Genmab and BioNTech under an agreement in which the companies share all costs and profits for DuoBody-CD40x4-1BB on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance both dendritic cells (DC) and antigen-dependent T-cell activation, using an inert DuoBody format. A Phase 1/2 clinical study of DuoBody-CD40x4-1BB in solid tumors is ongoing. DuoBody-PD-L1x4-1BB (GEN1046) is a propri-etary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and profits for DuoBody-PD-L1x4-1BB on a 50:50 basis. DuoBody-PD-L1x4-1BB is designed to induce an antitumor immune response by simultaneous and complemen-tary PD-L1 blockade and conditional 4-1BB 32 2021 Annual Report / Management’s Review / Our Business

Table of Contents Management’s Review Financial Statements Other Information Genmab’s Proprietary Pipeline DuoHexaBody-CD37 (GEN3009) HexaBody-CD38 (GEN3014) First DuoHexaBody Program in Clinical Development • Antibody-based investigational medicine created with Genmab’s DuoHexaBody technology platform • Phase 1/2 clinical study (NCT04358458) in hematologic malignancies ongoing • Co-developed in collaboration with AbbVie DuoHexaBody-CD37 (GEN3009) is a bispecific antibody that targets two non-overlapping CD37 epitopes, created with Genmab’s propri-etary DuoHexaBody technology platform. The DuoHexaBody technology platform combines the dual targeting of our DuoBody technology platform with the enhanced potency of our HexaBody technology platform, creating bispecific antibodies with target-mediated enhanced hexamerization. DuoHexaBody-CD37 is being co-developed by Genmab and AbbVie. A Phase 1/2 clinical study in hematologic malig-nancies, including an arm in combination with epcoritamab, is ongoing. HexaBody Molecule with Potential in Hematological Malignancies • Proprietary antibody therapeutic created with Genmab’s HexaBody technology platform • Phase 1/2 clinical study (NCT04824794) in hematological malignancies ongoing • Developed in an exclusive worldwide license and option agreement with Janssen HexaBody-CD38 (GEN3014) is a human CD38 monoclonal antibody-based investigational medicine that incorporates our HexaBody tech-nology. In preclinical models of hematological malignancies, as presented at ASH in December 2019, HexaBody-CD38 demonstrated enhanced CDC and had shown potent anti-tumor activity. In June 2019, Genmab entered into an exclusive worldwide license and option agreement with Janssen to develop and commercialize HexaBody-CD38. A Phase 1/2 clinical study in hematologic malignancies is ongoing. Update from First Quarter to Third Quarter • March: First patient dosed in first-in-human study of HexaBody-CD38. 33 2021 Annual Report / Management’s Review / Our Business

Table of Contents Management’s Review Financial Statements Other Information Approved Medicines Incorporating Genmab’s Innovations and Technology 34 2021 Annual Report / Management’s Review / Our Business

Table of Contents Management’s Review Financial Statements Other Information Approved Medicines Incorporating Genmab’s Innovations and Technology In addition to Genmab’s own pipeline of investigational medicines, our innovations and proprietary technology platforms are applied in the pipelines of global pharmaceutical and biotechnology companies. These companies are running clinical development programs with antibodies created by Genmab or created using Genmab’s DuoBody bispecific antibody technology platform. The programs run from Phase 1 development to approved medicines. The information in this section includes those medicines that have been approved by regulatory agencies in certain territories. Under the agreements for these medicines Genmab is entitled to certain potential milestones and royalties. 35 2021 Annual Report / Management’s Review / Our Business

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Approved Medicines Incorporating Genmab's Innovations and Technology

DARZALEX®
(daratumumab)
injection for intravenous infusion
100 mg/5 mL, 400 mg/20 mL

Redefining the Treatment of Multiple Myeloma

- First-in-class human CD38 monoclonal antibody
- Developed and commercialized by Janssen under an exclusive worldwide license from Genmab
- Intravenous (IV) formulation approved in combination with other therapies for frontline and for relapsed/refractory multiple myeloma in territories including the U.S., Europe and Japan and as monotherapy for heavily pretreated or double-refractory multiple myeloma in territories including the U.S. and Europe
- First and only SC CD38-directed antibody approved in territories including the U.S., Europe and Japan for the treatment of certain multiple myeloma indications, known as DARZALEX *FASPRO* in the U.S., and DARZALEX SC in Europe
- SC daratumumab is the first and only approved therapy for AL amyloidosis in the U.S., Europe and Japan
- 2021 net sales of DARZALEX by Janssen were USD 6,023 million

DARZALEX is a human monoclonal antibody that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells and is also expressed by AL amyloidosis plasma cells. Genmab used technology licensed from Medarex to generate the CD38 antibody forming part of daratumumab. Daratumumab is being developed by Janssen under an exclusive worldwide license from Genmab to develop, manufacture and commercialize daratumumab. Refer to "Daratumumab Collaboration with Janssen" for more information. Under the terms of the agreement, Genmab is entitled to double digit royalties between 12% and 20%. Daratumumab (marketed as DARZALEX for IV administration and as DARZALEX *FASPRO* in the United States and as DARZALEX SC in Europe for SC administration) is approved in certain territories for the treatment of adult patients with certain multiple myeloma indications and is the only approved therapy in the U.S., Europe and Japan for the treatment of adult patients with AL amyloidosis.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for DARZALEX and DARZALEX SC and the U.S. Prescribing Information for DARZALEX *FASPRO* for the labeled indication and safety information.

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About Multiple Myeloma

Blood Cancer

A blood cancer that occurs when malignant plasma cells grow uncontrollably in bone marrow and for which there is no cure at present


55.6%
5-year survival rate in the U.S.[1]

34,920

people estimated newly diagnosed and 12,410 estimated to have died from multiple myeloma in the U.S. in 2021[1]

176,404

people estimated diagnosed and 117,077 estimated to have died from multiple myeloma worldwide in 2021[2]

About Amyloidosis

Rare

A very rare disease caused by the buildup of an abnormal protein called amyloid, which is made by plasma cells, in the tissues or organs


12–15%
of multiple myeloma patients develop AL amyloidosis[4]

4,000

approximate number of new cases diagnosed annually, making AL amyloidosis the most common type of amyloidosis in the U.S.[3]

1. Surveillance, Epidemiology and End Results Program (SEER). Cancer Stat Facts: Myeloma. Available at http://seer.cancer.gov/statfacts/html/mulmy.html. Accessed December 1, 2021.
2. World Health Organization. Available at https://gco.iarc.fr/today/data/factsheets/cancers/35-Multiple-myeloma-fact-sheet.pdf. Accessed December 1, 2021.
3. Cancer.net https://www.cancer.net/cancer-types/amyloidosis/statistics. Accessed December 1, 2021.
4. Cancer.net Guide to Amyloidosis. https://www.cancer.net/cancer-types/amyloidosis/risk-factors. Accessed December 1, 2021.

37 2021 Annual Report / Management's Review / Our Business

Table of Contents Management’s Review Financial Statements Other Information Approved Medicines Incorporating Genmab’s Innovations and Technology Fourth Quarter Updates • December: Janssen received approval from the U.S. FDA for daratumumab SC in combination with carfilzomib and dexamethasone (Kd) for the treatment of relapsed or refractory multiple myeloma. The approval was based on the Phase 2 PLEIADES study (MMY2040, NCT03412565). • December: Janssen presented multiple abstracts at the ASH Annual Meeting, including daratumumab in combination with Janssen bispecific investigational medicines, teclistamab and talquetamab. • October: Janssen received approval in China for daratumumab in combination with bortezomib, cyclophosphamide and dexamethasone (VCd) for the treatment of adult patients with newly diagnosed systemic AL amyloidosis. The approval was based on the Phase 3 ANDROMEDA (AMY3001/NCT03201965) clinical study. Janssen received additional approvals in 2021 based on the Phase 3 ANDROMEDA study in the U.S., Europe and Japan. Daratumumab Collaboration with Janssen In 2012, Genmab and Janssen entered a global license and development agreement for dara-tumumab. Genmab received an upfront license fee of USD 55 million, and Johnson & Johnson Development Corporation ( JJDC) invested USD 80 million to subscribe for 5.4 million new Genmab shares. Genmab could also be entitled to up to USD 1.015 billion in development, regulator y and sales milestones, in addition to tiered double digit royalties between 12% and 20%. To date Genmab has recorded USD 910 million in milestone payments from Janssen and could be entitled to receive up to USD 105 million in further payments if certain additional milestones are met. The following royalty tiers apply for net sales in a calendar year: 12% on net sales up to and including USD 750 million; 13% on net sales above USD 750 million and up to and including USD 1.5 billion; 16% on net sales above USD 1.5 billion and up to and including USD 2.0 billion; 18% on net sales above USD 2.0 billion and up to and including USD 3.0 billion; and 20% on net sales exceeding USD 3.0 billion. Janssen is fully responsible for developing and commercializing daratumumab and all costs associated therewith. whether Genmab is required to share in Janssen’s royalty payments to Halozyme for the Halozyme enzyme technology used in the SC formulation of daratumumab. The royalties Janssen pays to Halozyme represent a mid-single digit percentage rate of SC daratumumab sales. Janssen has started reducing its royalty payments to Genmab by what it claims to be Genmab’s share of Janssen’s royalty payments to Halozyme beginning in the second quarter of 2020 and has continued to do so through December 31, 2021. Given the ongoing arbitration, Genmab has reflected this reduction in its royalty revenues each quarter. To date, the impact to royalties was estimated to be DKK 501 million (2021: DKK 421 million, 2020: DKK 80 million).The arbitra-tion is also to settle whether Janssen’s obligation to pay royalties on sales of licensed product extends, in each applicable countr y, until the expiration or inval-idation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering the product, as further defined and described in the license agreement. Please refer to “Legal Matter — Janssen Binding Arbitration.” Updates from First Quarter to Third Quarter • July: Janssen was granted an approval by the U.S. FDA for daratumumab SC in combination with pomalidomide and dexamethasone (Pd) for the treatment of adult patients with multiple myeloma who have received one prior therapy containing a proteasome inhibitor (PI) and lenalidomide and were lenalidomide refractory, or who have received at least two prior therapies that included lenalidomide and a PI and have demonstrated disease progression on or after the last therapy. The approval was based on the APOLLO (MMY3013/NCT03180736) clinical study. Janssen received additional approvals in 2021 based on the Phase 3 APOLLO study in Europe and Japan. • June: Overall survival results from Janssen’s Phase 3 MAIA (MMY3008/ NCT02252172) study of daratumumab in combination with lenalidomide and dexamethasone (D-Rd) versus Rd alone in patients with newly diagnosed multiple myeloma who were ineligible for autologous stem cell transplant were presented during the late-breaking oral session at EHA. • April: Janssen received approval in China based on the Phase 3 LEPUS (MMY3009, NCT03234972) study of daratumumab in combination with bortezomib and dexamethasone in Chinese patients with relapsed or refractory multiple myeloma. In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen relating to daratumumab. Under the license agreement, Genmab is, among other things, entitled to royalties from Janssen on sales of daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the United States and DARZALEX SC in Europe for SC administration). The arbitration first is to settle 38 2021 Annual Report / Management’s Review / Our Business

Table of Contents Management’s Review Financial Statements Other Information Approved Medicines Incorporating Genmab’s Innovations and Technology Approved in RMS Kesimpta is a human monoclonal antibody that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of Kesimpta. Kesimpta was approved by the U.S. FDA in August 2020 and the EC in March 2021 for the treatment of RMS in adults. Kesimpta is the first B-cell therapy that can be self-administered by patients at home using the Sensoready autoinjector pen, once monthly after starting therapy. Additional studies with RMS patients are ongoing. Kesimpta is being developed and marketed worldwide by Novartis under a license agreement between Genmab and Novartis. Refer to “Ofatumumab Collaboration with Novartis” for more information. Under the terms of the agreement, Genmab is entitled to 10% royalties on net sales of Kesimpta. • Human CD20 monoclonal antibody developed and commercialized by Novartis under a license agreement with Genmab Approved in territories including the U.S., EU and Japan for treatment of relapsing forms of multiple sclerosis (RMS) in adults First B-cell therapy that can be self-administered by patients at home using the Sensoready® autoinjector pen • Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for Kesimpta. • Updates from First Quarter to Third Quarter • March: The EC granted Novartis marketing authorization for the use of Kesimpta in the treatment of RMS in adults with active disease defined by clinical or imaging features. This was preceded in January 2021 by a positive opinion from the Committee for Medicinal Products for Human Use of the European Medicines Agency recommending marketing authorization in the same indication. 39 2021 Annual Report / Management’s Review / Our Business

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Approved Medicines Incorporating Genmab's Innovations and Technology

About Multiple Sclerosis

Chronic

Chronic disorder of the central nervous system that disrupts the normal functioning of the brain, optic nerves and spinal cord through inflammation and tissue loss


85%
of MS cases are relapsing remitting multiple sclerosis (RRMS), characterized by unpredictable recurrent attacks[1]

2.3M

people affected worldwide[1]

1. Healthline https://www.healthline.com/health/multiple-sclerosis/facts-statistics-infographic. Accessed December 1, 2021.

Ofatumumab Collaboration with Novartis

Genmab and GSK entered a co-development and collaboration agreement for ofatumumab in 2006. The full rights to ofatumumab were transferred from GSK to Novartis in 2015. Novartis is now fully responsible for the development and commercialization of ofatumumab in all potential indications, including autoimmune diseases. Genmab is entitled to a 10% royalty payment of net sales for non-cancer treatments. In 2020 subcutaneous ofatumumab was approved by the U.S. FDA, as Kesimpta, for the treatment of RMS in adults. Ofatumumab was also previously approved as Arzerra for certain CLL indications. In 2019, the marketing authorization for Arzerra was withdrawn in the EU and several other territories. In August 2020, Genmab announced that Novartis would transition Arzerra to an oncology access program for CLL patients in the U.S. Genmab recognized USD 30 million lump sum from Novartis as payment for lost potential royalties. Ofatumumab is no longer in development for CLL.

40 2021 Annual Report / Management's Review / Our Business

Table of Contents Management’s Review Financial Statements Other Information Approved Medicines Incorporating Genmab’s Innovations and Technology First U.S. FDA approved medicine for the treatment of Thyroid Eye Disease (TED) Teprotumumab, approved by the U.S. FDA in January 2020 under the trade name TEPEZZA, is a human monoclonal antibody that targets the Insulin-like Growth Factor 1 Receptor (IGF-1R), a well-validated target. Genmab used technology licensed from Medarex to generate the IGF-1R antibody forming part of teprotumumab. TEPEZZA is being developed and is commercialized by Horizon. The antibody was created by Genmab under a collaboration with Roche and development and commer-cialization of TEPEZZA is now being conducted by Horizon under a sublicense from Roche. Under the terms of Genmab’s agreement with Roche, Genmab will receive mid-single digit royalties on sales of TEPEZZA. In December 2020, Horizon announced that there was a supply disruption related to the production of TEPEZZA due to U.S. government-mandated COVID-19 vaccine production requirements. Subsequently, Horizon announced that it had resumed supplying the market beginning in April 2021, ending the supply disruption. • Developed and commercialized by Horizon for TED First and only U.S. FDA approved medicine for the treatment of TED Also being explored in diffuse cutaneous systemic sclerosis (dcSSC) • • Please consult the U.S. Prescribing Information for the labeled indication and safety information for TEPEZZA. 41 2021 Annual Report / Management’s Review / Our Business

Table of Contents Management’s Review Financial Statements Other Information Approved Medicines Incorporating Genmab’s Innovations and Technology About TED Rare, progressive and vision-threatening autoimmune disease1 Annual incidence is approximately 3 out of 100,000 men and 16 out of 100,000 women3 50% Misalignment of the eyes (strabismus) and double vision (diplopia) are reported in about 50% of people with TED2 Associated with thyroid disease, affecting the ocular and orbital tissues1 1. Barrio-Barrio J, et al. Graves’ Ophthalmopathy: VISA versus EUGOGO Classification, Assessment, and Management. Journal of Ophthalmopathy. 2015;2015:1-16. 2. Horizon Therapeutics, Understanding Thyroid Eye Disease (TED), https://www.thyroideyes.com/thyroid-eye-disease-symptoms/. Accessed December 1, 2021. 3. Bahn RS. Graves’ ophthalmopathy. N Engl J Med. 2010;362:726-738. 42 2021 Annual Report / Management’s Review / Our Business

Table of Contents
Management's Review
Financial Statements
Other Information

Approved Medicines Incorporating Genmab's Innovations and Technology

RYBREVANT®
(amivantamab-vmjw) Injection for IV Use 350 mg/7 mL (50 mg/mL)

First Regulatory Approvals for a DuoBody-based Medicine

- Part of Genmab and Janssen DuoBody research and license agreement
- First U.S. FDA and European Commission (EC) approved medicine created using Genmab's proprietary DuoBody technology platform
- Under the agreement with Janssen, Genmab will receive milestones and royalties on net sales of RYBREVANT

In July 2021, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab's DuoBody technology platform. See "Amivantamab Collaboration with Janssen" for more information. The most advanced of these, Janssen's RYBREVANT is a fully human bispecific antibody that targets epidermal growth factor receptor (EGFR) and Met, two validated cancer targets. In 2021, Janssen received approvals from in the U.S., Europe and other markets for RYBREVANT for the treatment of certain adult patients with NSCLC with EGFR exon 20 insertion mutations. These are the first regulatory approvals for a therapy that was created using Genmab's proprietary DuoBody bispecific technology platform.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for RYBREVANT for the labeled indication and safety information.

Fourth Quarter Update

- **December:** Janssen received conditional marketing authorization in Europe for the treatment of adult patients with advanced NSCLC with activating EGFR exon 20 insertion mutations, after failure of platinum-based therapy.

Update from First Quarter to Third Quarter

- **May:** Janssen was granted U.S. FDA approval for the use of RYBREVANT for the treatment of adult patients with locally advanced or metastatic NSCLC with EGFR exon 20 insertion mutations whose disease has progressed on or after platinum-based chemotherapy.

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Approved Medicines Incorporating Genmab's Innovations and Technology

About Non-small Cell Lung Cancer

Mutations

Exon 20 insertion mutations are the 3rd most prevalent activating EGFR mutation[1,8]


80–85%
Worldwide lung cancer is one of the most common cancers, with NSCLC making up 80% to 85%[1,2,3]
10–15%
EGFR mutations are found in 10% to 15% of patients with NSCLC[1,4,5,6,7]
8%
Patients with this profile have a real-world 5-year overall survival rate of 8% in the frontline setting[1,9]

1. "RYBREVANT™ (amivantamab-vmjw) Receives FDA Approval as the First Targeted Treatment for Patients with Non-Small Cell Lung Cancer with EGFR Exon 20 Insertion Mutations" https://www.janssen.com/rybrevant-amivantamab-vmjw-receives-fda-approval-first-targeted-treatment-patients-non-small-cell.
2. The World Health Organization. Cancer. https://www.who.int/news-room/fact-sheets/detail/cancer. Accessed December 1, 2021.
3. American Cancer Society. What is Lung Cancer? https://www.cancer.org/content/cancer/en/cancer/lung-cancer/about/what-is.html. Accessed December 1, 2021.
4. Bauml, JM, et al. Underdiagnosis of EGFR Exon 20 Insertion Mutation Variants: Estimates from NGS-based Real World Datasets. WCLC Poster #3399. January 2021.
5. Riess JW, Gandara DR, Frampton GM, et al. Diverse EGFR exon 20 insertions and co-occurring molecular alterations identified by comprehensive genomic profiling of NSCLC. J Thorac Oncol. 2018;13(10):1560-1568. doi:10.1016/j.jtho.2018.06.019.
6. Pennell, NA et al. A phase II trial pf adjuvant erlotinib in patients with resected epidermal growth factor receptor-mutant non-small cell lung cancer. J Clin Oncol. 37:97-104.
7. Burnett H, Emich H, Carroll C, Stapleton N, Mahadevia P, Li T. Epidemiological and clinical burden of EGFR exon 20 insertion in advanced non-small cell lung cancer: a systematic literature review. Abstract presented at: World Conference on Lung Cancer Annual Meeting; January 29, 2021; Singapore.
8. Arcila, M. et al. EGFR exon 20 insertion mutations in lung adenocarcinomas: prevalence, molecular heterogeneity, and clinicopathologic characteristics. Molecular Cancer Therapeutics. 2013; Feb; 12(2):220-9.
9. Girard N, BazhenovaL, MinchomA, OuSI, GadgeelSM, Trigo J, et al. Comparative clinical outcomes for patients with NSCLC harboring EGFR exon 20 insertion mutations and common EGFR mutations. Abstract presented at: World Conference on Lung Cancer Annual Meeting; January 29, 2021; Singapore.

Amivantamab Collaboration with Janssen

In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab's DuoBody technology platform. Refer to **"DuoBody Collaboration with Janssen"** for more information. The two antibody libraries used to produce amivantamab were both generated by Genmab. In collaboration with Janssen, the antibody pair used to create amivantamab was selected. Janssen is leading the development of amivantamab. In May 2021, Janssen received approval from the U.S. FDA for amivantamab, as RYBREVANT, for the treatment of adult patients with locally advanced or metastatic NSCLC with EGFR exon 20 insertion mutations whose disease has progressed on or after platinum-based chemotherapy. RYBREVANT has also been approved in the EU and other markets. These are the first regulatory approvals for a therapy that was created using Genmab's proprietary DuoBody bispecific technology platform. Under our agreement with Janssen, Genmab will receive milestones and royalties between 8% and 10% on net sales of RYBREVANT.

44 2021 Annual Report / Management's Review / Our Business

Table of Contents Management’s Review Financial Statements Other Information Preclinical Programs • Broad preclinical pipeline of approximately 20 programs Preclinical pipeline includes both partnered antibody-based products and in-house programs based on our proprietary technologies and antibodies Multiple new INDs expected to be submitted over coming years Genmab has entered multiple strategic collaborations to support the expansion of our innovative pipeline Our preclinical pipeline includes immune effector function enhanced antibodies developed with our HexaBody technology platform and bispecific antibodies created with our DuoBody technology platform. We are also working with our partners to generate additional new antibody-based product concepts. A number of the preclinical programs are carried out in cooperation with our collaboration partners. • Updates from First Quarter to Third Quarter • July: First CTA submitted for DuoBody-CD3xB7H4. • May: Genmab and Bolt Biotherapeutics, Inc. (Bolt) entered into an oncology research and development collaboration. The companies will evaluate Genmab antibodies and bispecific antibody engineering technologies in combination with Bolt’s proprietary Boltbody™ immune-stimulating antibody conjugate (ISAC) technology platform, with the goal of discovering and developing next-generation, immune-stimulatory, antibody-based conjugate therapeutics for the treatment of cancer. The research collaboration will evaluate multiple bispecific ISAC concepts to identif y up to three clinical candidates for development. Genmab will fund the research, along with the preclinical and clinical development of these candidates through clinical proof of concept. Under the terms of the agreement, Genmab paid Bolt an upfront payment of USD 10 million and made a USD 15 million equity investment in Bolt in June 2021. Bolt is eligible to receive total potential milestone payments of up to USD 285 million per therapeutic candidate exclusively developed and commercialized by Genmab, along with tiered royalties. Genmab will fully fund preclinical and early clinical development of all candidates. If a candidate is co-developed, development costs will be split 50:50 between the two companies, and the companies will be solely responsible for commercialization costs in their respective territories and shall pay each other royalties on product sales. • • 45 2021 Annual Report / Management’s Review / Our Business

Table of Contents | Management's Review | Financial Statements | Other Information

Antibody Technologies

Antibodies are Y-shaped proteins that play a central role in immunity against bacteria and viruses (also known as pathogens). As we develop immunity, our bodies generate antibodies that bind to pathogen structures (known as antigens), which are specific to the pathogen. Once bound, the antibodies attract other parts of the immune system to eliminate the pathogen. In modern medicine, we have learned how to create and develop specific antibodies against antigens associated with diseased human cells for use in the treatment of diseases such as cancer and autoimmune disease. Genmab uses several types of technologies to create antibodies to treat disease and has developed proprietary antibody technologies including the DuoBody, HexaBody, DuoHexaBody and HexElect technology platforms. Information about these technologies can be found in the following sections and at www.genmab.com/research-innovation/antibody-technology-platforms/.

We also use or license several other technologies to generate diverse libraries of high quality, functional antibodies. We also use or license technologies to increase the potency of some of our antibody therapeutics on a product-by-product basis, including ADCs. ADCs are antibodies with potent cytotoxic agents coupled to them. By using antibodies that recognize specific targets on tumor cells, these cytotoxic agents are preferentially delivered to the tumor cells.

Our Proprietary Technology Platform Suite

Platform	Principle	Applications
DuoBody	Bispecific antibodies	Dual-targeting: • Recruitment (e.g., T cells) • Tumor heterogeneity
HexaBody	Target-mediated enhanced hexamerization	Enhanced potency: • Complement-dependent cytotoxicity (CDC) • Target clustering, outside-in signaling, apoptosis
DuoHexaBody	Bispecific antibodies with target-mediated enhanced hexamerization	Dual-targeting + enhanced potency: • CDC • Target clustering, outside-in signaling, apoptosis
HexElect	Two co-dependent antibodies with target-mediated enhanced hexamerization	Dual-targeting + enhanced potency and selectivity: • Co-dependent unlocking of potency • New target space, previously inaccessible

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Antibody Technologies

DuoBody Technology Platform

Innovative Technology for Bispecific Antibody Therapeutics

- Bispecific antibody technology platform
- Potential in cancer, autoimmune, infectious, cardiovascular, central nervous system diseases and hemophilia
- Commercial collaborations with AbbVie, Janssen and BioNTech among others, plus multiple research collaborations
- First regulatory approvals for a medicine that was created using the DuoBody technology platform — Janssen's RYBREVANT
- First Genmab-sponsored Phase 3 study for an investigational medicine that was created using the DuoBody technology platform — epcoritamab (co-development with AbbVie)

The DuoBody technology platform is Genmab's innovative platform for the discovery and development of bispecific antibodies. Bispecific antibodies bind to two different epitopes (or "docking" sites) either on the same or on different targets (also known as dual-targeting). Dual-targeting may improve binding specificity and enhance therapeutic efficacy or bring two different cells together (for example, engaging a T cell to kill a tumor cell). Bispecific antibodies generated with the DuoBody technology platform can be used for the development of therapeutics for diseases such as cancer, autoimmune, infectious, cardiovascular, central nervous system diseases and hemophilia. DuoBody molecules combine the benefits of bispecificity with the strengths of conventional antibodies, which allows DuoBody molecules to be administered and dosed the same way as other antibody therapeutics. Genmab's DuoBody technology platform generates bispecific antibodies via a versatile and broadly applicable process which is easily performed at high throughput, standard bench, as well as at commercial manufacturing scale. Genmab uses the DuoBody technology platform to create its own bispecific antibody programs and the technology is also available for licensing. Genmab has numerous alliances for the DuoBody technology platform including commercial collaborations with AbbVie, Janssen, Novo Nordisk, BioNTech and Immatics.

The innovative DuoBody technology platform generates bispecific antibodies via a fast, versatile and broadly applicable process called controlled Fab-arm exchange. With only minimal protein engineering, the technology allows the binding arms of two distinct monoclonal antibodies to exchange, combining into one stable bispecific antibody, thereby retaining regular immunoglobulin structure and function. The DuoBody technology platform is also highly suitable for high throughput generation, screening and discovery of bispecific antibodies in the final format.



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Antibody Technologies

DuoBody Collaborations

Advancing Our Pipeline

AbbVie

On June 10, 2020, Genmab entered into a broad oncology collaboration agreement with AbbVie to jointly develop and commercialize epcoritamab (DuoBody-CD3xCD20), DuoHexaBody-CD37 and DuoBody-CD3x5T4. For epcoritamab, the companies will share commercial responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab will be the principal for net sales in the U.S. and Japan, and receive tiered royalties on remaining global sales outside of these territories. For DuoHexaBody-CD37 and any investigational medicines developed as a result of the companies' discovery research collaboration, Genmab and AbbVie will share responsibilities for global development and commercialization in the U.S. and Japan. Genmab retains the right to co-commercialize these potential medicines, along with AbbVie, outside of the U.S. and Japan.

Under the terms of the agreement, Genmab received a USD 750 million upfront payment from AbbVie with the potential for Genmab to receive up to USD 3.15 billion in additional development, regulatory and sales milestone payments for all programs, as well as tiered royalties between 22% and 26% on net sales for epcoritamab outside the U.S. and Japan. Except for these royalty-bearing sales, the parties share in pre-tax profits from the sale of medicines on a 50:50 basis. Included in these potential milestones are up to USD 1.15 billion in payments related to clinical development and commercial success across the three bispecific antibody programs originally included in the agreement, one of which was subsequently stopped. Genmab and AbbVie split 50:50 the development costs related to epcoritamab, DuoHexaBody-CD37 and DuoBody-CD3x5T4.

In September 2021 we, along with AbbVie, decided that the data did not support the further development of DuoBody-CD3x5T4.

BioNTech

In May 2015, Genmab entered an agreement with BioNTech to jointly research, develop and commercialize bispecific antibody-based investigational medicines using Genmab's DuoBody technology platform. Under the terms of the agreement, BioNTech will provide proprietary antibodies against key immunomodulatory targets, while Genmab provides proprietary antibodies and access to its DuoBody technology platform. Genmab paid an upfront fee of USD 10 million to BioNTech. If the companies jointly select any antibody-based product candidates for clinical development, development costs and product ownership will be shared equally going forward. If one of the companies does not wish to move an antibody product forward, the other company is entitled to continue developing it on predetermined licensing terms. The agreement also includes provisions which will allow the parties to opt out of joint development at key points. Genmab and BioNTech selected two antibody products for clinical development, DuoBody-CD40x4-1BB (GEN1042) and DuoBody-PD-L1x4-1BB (GEN1046), both of which are now in clinical trials.

Our Innovative Technology in Action

Janssen

In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using our DuoBody technology platform. Under this original agreement, Janssen had the right to use the DuoBody technology platform to create panels of bispecific antibodies (up to 10 DuoBody programs) to multiple disease target combinations. Genmab received an upfront payment of USD 3.5 million from Janssen and will potentially be entitled to milestone and license payments of up to approximately USD 175 million, as well as royalties on sales for each commercialized DuoBody medicine.

Under the terms of a December 2013 amendment, Janssen was entitled to work on up to 10 additional programs. Genmab received an initial payment of USD 2 million from Janssen. Under the terms of the original agreement, for each of the additional programs that Janssen successfully initiates, develops and commercializes, Genmab will potentially be entitled to receive average milestone and license payments of approximately USD 191 million. In addition, Genmab will be entitled to royalties on sales of any commercialized medicines. All research work is funded by Janssen.

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Antibody Technologies

Janssen has exercised 14 licenses under this collaboration, not all of which are active, and no further options remain for use by Janssen. As of December 31, 2021, four DuoBody-based investigational medicines created under this collaboration were in the clinic. One of these, RYBREVANT, is the first medicine created using the DuoBody technology platform to receive regulatory approval and a BLA for a second, Janssen's teclistamab, has been submitted to the U.S. FDA.

Novo Nordisk A/S

In August 2015, Genmab entered an agreement to grant Novo Nordisk commercial licenses to use the DuoBody technology platform to create and develop bispecific antibody candidates for two therapeutic programs. The bispecific antibodies will target a disease area outside of cancer therapeutics. After an initial period of exclusivity for both target combinations, Novo Nordisk has extended exclusivity of the commercial license for one target combination in 2018, now in clinical development as Mim8. Under the exclusive license agreement, Genmab is entitled to potential development, regulatory and sales milestones of up to approximately USD 250 million. In addition, Genmab will be entitled to single digit royalties on sales of any commercialized medicines. In December 2017, the collaboration was expanded with a new agreement for up to an additional five potential target pair combinations, which may be reserved on either an exclusive or non-exclusive basis, and three commercial license options. This agreement contained similar termination provisions as the initial agreement.

Collaborations Across the Pharma and Biotech Ecosystem

Immatics

In July 2018, Genmab entered into a research collaboration and exclusive license agreement with Immatics to discover and develop next-generation bispecific immunotherapies to target multiple cancer indications. Genmab received an exclusive license to three proprietary targets from Immatics, with an option to license up to two additional targets at predetermined economics. Under the terms of the agreement, Genmab paid Immatics an upfront fee of USD 54 million and Immatics is eligible to receive up to USD 550 million in development, regulatory and commercial milestone payments for each antibody product, as well as tiered royalties on net sales.

Bolt Biotherapeutics

In the second quarter of 2021, Genmab and Bolt entered into an oncology research and development collaboration. The companies will evaluate Genmab antibodies and bispecific antibody engineering technologies in combination with Bolt's proprietary Boltbody™ immune-stimulating antibody conjugate (ISAC) technology platform, with the goal of discovering and developing next-generation, immune-stimulatory, antibody-based conjugate therapeutics for the treatment of cancer. The research collaboration will evaluate multiple bispecific ISAC concepts to identify up to three clinical candidates for development. Genmab will fund the research, along with the preclinical and clinical development of these candidates through clinical proof of concept. Under the terms of the agreement, Genmab paid Bolt an upfront payment of USD 10 million and made a USD 15 million equity investment in Bolt. Bolt is eligible to receive total potential milestone payments of up to USD 285 million per therapeutic candidate exclusively developed and commercialized by Genmab, along with tiered royalties. If a candidate is co-developed, development costs will be split 50:50 between the two companies, and the companies will be solely responsible for commercialization costs in their respective territories and shall pay each other royalties on product sales.

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Antibody Technologies

HexaBody Technology Platform

Creating Differentiated Therapeutics

- Enhanced potency antibody technology platform
- Broadly applicable technology that builds on natural antibody biology
- HexaBody-based investigational medicine in clinical development; HexaBody-CD38

The HexaBody technology platform is a proprietary Genmab technology that is designed to increase the potency of antibodies. The HexaBody technology platform builds on natural biology and strengthens the natural killing ability of antibodies while retaining regular structure and specificity. The technology allows for the creation of potent therapeutics by inducing hexamer formation (clusters of six antibodies) after binding to their target antigen on the cell surface. We have used the HexaBody technology platform to generate antibodies with enhanced complement-mediated killing, allowing antibodies with limited or absent killing capacity to be transformed into potent, cytotoxic antibodies. In addition to complement-mediated killing, the clustering of membrane receptors by the HexaBody technology platform can lead to subsequent outside-in signaling leading to cell death. The HexaBody technology platform creates opportunities to explore new antibody-based product candidates to repurpose drug candidates unsuccessful in previous clinical trials due to insufficient potency and may provide a useful strategy in product life cycle management. The HexaBody technology platform is broadly applicable and can be combined with Genmab's DuoBody technology platform (DuoHexaBody technology platform) as well as other antibody technologies. The technology has the potential to enhance antibody therapeutics for a broad range of applications in diseases such as cancer and infectious diseases. Genmab is using the HexaBody technology platform for its own antibody programs and the technology is also available for licensing. In addition to multiple HexaBody research collaborations with other companies, Genmab has entered into an exclusive worldwide license and option agreement with Janssen to develop and commercialize HexaBody-CD38, a next-generation CD38 monoclonal antibody-based investigational medicine incorporating the HexaBody technology platform. A Phase 1/2 clinical study of HexaBody-CD38 in hematologic malignancies is ongoing.

In September 2021 we decided that the data did not support the further development of HexaBody-DR5/DR5.



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Antibody Technologies

HexaBody Process

The HexaBody technology platform is an innovative approach for the creation of potent therapeutics. It builds on recent insights in the natural biology of antibodies. The technology enhances the ordered clustering of antibodies into hexamers after they bind to their target cells. This biological mechanism can be exploited to robustly enhance cell killing via complement-dependent cytotoxicity (CDC) or agonist outside-in signaling induced by clustering. The HexaBody technology platform can be combined with Genmab's DuoBody technology platform as well as with other antibody technologies.


target cell
antigen binding
hexamerization
CDC induction
complement cascade
MAC
Clustering:
outside-in signaling

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Antibody Technologies

DuoHexaBody Technology Platform

Combining Dual-Targeting and Enhanced Potency

- Antibody technology that combines DuoBody and HexaBody technology platforms
- Creates bispecific antibodies with target-mediated enhanced potency
- First DuoHexaBody-based investigational medicine in the clinic — DuoHexaBody-CD37 (co-development with AbbVie)

The DuoHexaBody technology platform is a proprietary technology that combines the dual targeting of our DuoBody technology platform with the enhanced potency of our HexaBody technology platform, creating bispecific antibodies with target-mediated enhanced hexamerization. We currently have one proprietary bispecific antibody-based investigational medicine created with the DuoHexaBody technology platform, DuoHexaBody-CD37 with potential in hematological malignancies. DuoHexaBody-CD37 is a bispecific antibody that targets two non-overlapping CD37 epitopes. It entered the clinic in 2020 and is being developed under our collaboration agreement with AbbVie.



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Table of Contents Management’s Review Financial Statements Other Information Antibody Technologies HexElect Technology Platform Enhancing Selectivity and Potency • Antibody technology platform inspired by the HexaBody technology platform • Combines dual-targeting with enhanced selectivity and potency The HexElect antibody technology platform is Genmab’s newest proprietary technology. This technology combines two HexaBody molecules designed to effectively and selec-tively hit only those cells that express both targets by making the activity of complexes of HexaBody molecules dependent on their binding to two different targets on the same cell. The HexElect technology platform maximizes efficacy while minimizing possible toxicity, potentially leading to more potent and safer investigational medicines. 53 2021 Annual Report / Management’s Review / Our Business

Table of Contents Management’s Review Financial Statements Other Information Risk and Financial Review 55 59 60 66 Risk Management Enterprise Risk Management Financial Review Shareholders and Share Information There is only one thing that makes a dream impossible to achieve: the fear of failure. This is an exciting moment for Genmab. I’m so proud to be part of the tisotumab vedotin team and of this achievement, which provides a new treatment option for patients in the U.S. with recurrent and metastatic cervical carcinoma. Ibrahima Soumaoro, Senior Medical Director, Solid Tumors, United States 54 2021 Annual Report / Management’s Review / Risk and Financial Review

Table of Contents Management’s Review Financial Statements Other Information Risk Management Genmab has core facilities in four countries and performs research and development activities with clinical trials conducted around the globe. Through our activities, we are exposed to a variety of risks, some of which are beyond our control. These risks may have a significant impact on our business if not properly assessed and controlled. Maintaining a strong control environment, with adequate procedures for identification and assessment of risks and adhering to operational policies designed to reduce such risks to an acceptable level, is essential for the continued development of Genmab. Genmab is committed to promoting ethical and compliant conduct in all areas and in all aspects of our business and understands ethical data use is critical for Genmab’s role in society, not least in connection with responsible innovation. Data ethics is an integrated component in our perfor-mance of clinical trials and is subject by law to the approval of national ethics committees. The data ethics aspects of Genmab’s business have so far been appropriately addressed through the legal requirements for approval by the ethic commit-tees. As Genmab is evolving into a fully integrated end-to-end biotech, in 2021 we initiated the work to better address requirements for broader global data ethics principles. These principles will be further developed and will be implemented through policies and trainings across the organi-zation in 2022 closely tracking the International Federation of Pharmaceutical Manufacturers & Associations (IFPMA) data ethics principles. Genmab is committed to promoting ethical and compliant conduct in all areas and in all aspects of our business and understands ethical data use is critical for Genmab’s role in society, not least in connection with responsible innovation. It is our policy to identify and reduce the risks derived from our operations and to establish insurance coverage to mitigate any residual risk, wherever considered practicable. The Board of Directors performs a yearly review of Genmab’s insurance coverage to ensure that it is appropriate. For further information about the risks and uncertainties that Genmab faces, refer to the current Form 20-F filed with the SEC. The following is a summary of some of Genmab’s key risk areas and how we attempt to address and mitigate such risks. Environmental and ethical risks are also covered in Genmab’s statutory report on Corporate Responsibility. 55 2021 Annual Report / Management’s Review / Risk and Financial Review

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Risk Management

Risk related to	Risk areas	Mitigation	Risk trend
Business and Products	The identification and development of successful products is expensive and includes time-consuming clinical trials with uncertain outcomes and the risk of failure to obtain regulatory approval in one or more jurisdictions.	Genmab has a disciplined approach to investment, focusing on areas with the potential to maximize success, including new technologies and formats, scaling up to expand from early- to late-stage development and commercialization. Genmab has established various committees to ensure optimal selection of disease targets and formats of our antibody candidates, and to monitor progress of preclinical and clinical development. We strive to have a well-balanced product pipeline and continue to identify and search for new product candidates and closely follow the market.	Unchanged
	Genmab is dependent on the identification and development of new proprietary technologies and access to new third-party technologies. This exposes us to safety issues as well as other failures and setbacks related to use of such new or existing technologies.	Genmab's teams, including Translational Research and Data Science, work together to create an analytics ecosystem that includes technology, processes and people working together to integrate data, allowing for a fast and transparent decision making process. Genmab continually strives to identify and develop new technologies, such as the DuoBody, HexaBody, DuoHexaBody and HexElect technology platforms, and gain access to competitive new third-party technologies such as ADC technology and mRNA technology. We closely monitor our preclinical programs and clinical trials to mitigate any unforeseen safety issues or other failures or setbacks associated with the use of our proprietary technology platforms, ADC technology or mRNA technology.	Unchanged
	Genmab faces ongoing uncertainty about the successful commercialization of product candidates. This is a result of factors including immense competition on the basis of cost and efficacy as well as rapid technological change, which may result in others discovering, developing or commercializing competing products before or more successfully than us.	From early in the research phase and throughout development, commercial potential and associated risks are assessed to ensure that final products have the potential to be commercially viable. Genmab attempts to control commercial risks in part by monitoring and evaluating current market conditions, competing products and new technologies, to potentially gain access to new technologies and products that may supplement our pipeline. Genmab also strives to ensure market exclusivity for its own technologies and products by seeking patent protection.	Unchanged
	Genmab's near- and mid-term prospects are substantially dependent on continued clinical and commercial success of DARZALEX. DARZALEX is subject to intense competition in the multiple myeloma therapy market.	Genmab focuses on its three-pronged strategy of focusing on our core competence, turning science into medicine and building a profitable and successful biotech to develop a broad pipeline of unique best-in-class or first-in-class antibody products with significant commercial potential. In addition, Genmab maintains a strong cash position, disciplined financial management, and a flexible and capital efficient business model to mitigate potential setbacks for DARZALEX. In 2020, Genmab commenced binding arbitration of two matters arising under the daratumumab license agreement with Janssen. While Genmab intends to vigorously protect its rights under the agreement, the outcome of any arbitration proceeding, as well as its duration, is inherently uncertain. In 2019 Genmab entered into an exclusive license agreement with Janssen regarding a next-generation CD38 antibody product, HexaBody-CD38. In 2020 two additional Genmab-created antibody products, Kesimpta and TEPEZZA, were approved by the U.S. FDA. In 2021 the first DuoBody-based medicine, RYBREVANT was also approved by the U.S. FDA and the EC. All of these provide Genmab with additional recurring royalty revenue. In addition, in 2021 Genmab's first medicine, Tivdak, in development with Seagen, was approved by the U.S. FDA.	Unchanged
	Genmab has exposure to product liability claims related to the use or misuse of our products and technologies.	Product liability claims and/or litigation could materially affect our business and financial position, and Genmab therefore maintains product liability insurance for our clinical trials and our approved products and other coverage required under applicable laws.	Unchanged
	Our core research and manufacturing activities are carried out at a limited number of locations. Any event resulting in Genmab's or our vendors'/suppliers' inability to operate these facilities could materially disrupt our business.	Genmab employs oversight and quality risk management principles. In addition Genmab follows Good Laboratory Practices (GLP), Good Manufacturing Practices (GMP) and requires that our vendors operate with the same standards. Genmab has established a quality assurance (QA) department to set high quality standards and monitor adherence to these Practices.	Increased

Risk Level in Relation to Last Year: New | Unchanged | Decreased | Increased

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Risk Management

Risk related to	Risk areas	Mitigation	Risk trend
Business and Products (continued)	If we are unable to effectively manage Genmab's continued fast-paced growth or build our commercialization and other capabilities, our business, financial condition and net profits may be adversely affected. Any business disruption or failure to properly manage this continued growth and transformation so as to reflect and support our organizational strategies and priorities while assuring ethical business practices and prudent risk management could have a material adverse effect on our business, financial condition, results of operations and cash flows.	We have experienced rapid growth over the last several years, and we anticipate further growth as our pipeline advances and we move toward further commercialization of products. Such growth, including enabling new commercialization, support and other functions, has placed significant demands on our management and infrastructure, including new operational and financial systems, as well as extending manufacturing and commercial outsource arrangements. Our success will depend in part upon our ability to manage this growth effectively through strategic leadership, focused prioritization and talent management, and maintaining our robust, values-based, collaborative culture. As we continue to grow and evolve, we must continuously improve our operational, commercial, financial and management practices and controls.	Unchanged
	Genmab is subject to government restrictions on pricing/public reimbursement as well as other healthcare payor cost-containment initiatives; increased pressures by governmental and third-party payors to reduce healthcare costs.	Genmab strives to develop differentiated, cost-effective products that may obtain price reimbursement by government healthcare programs and private health insurers.	Increased
Strategic Collaborations	Genmab is dependent on existing and new partnerships with major pharmaceutical or biotech companies to support our business and develop and commercialize our products.	Our business may suffer if our collaboration partners do not devote sufficient resources to our programs and products; do not successfully maintain, defend and enforce their intellectual property rights or do not otherwise have the ability to successfully develop or commercialize our products, independently or in collaboration with us. Our business may also suffer if we are not able to continue our current partnerships or establish new partnerships. Genmab strives to be an attractive and respected collaboration partner, and to pursue a close and open dialogue with our partners to share ideas and align on best practices and decisions within clinical development and commercialization to increase the likelihood that we reach our goals.	Unchanged
	Genmab is primarily dependent on one contract manufacturing organization to produce and supply our product candidates. Genmab is also dependent on clinical research organizations to conduct key aspects of our clinical trials, and on partners to conduct some of our clinical trials.	Genmab oversees outsourcing and partnership relationships to ensure consistency with strategic objectives and service provider compliance with regulatory requirements, resources and performance. This includes assessment of contingency plans, availability of alternative service providers and costs and resources required to switch service providers. We evaluate financial solvency and require our suppliers to abide by a code of conduct consistent with Genmab's Code of Conduct.	Unchanged
Regulation, Legislation and Compliance	Genmab is subject to extensive legislative, regulatory and other requirements both during clinical development and post-marketing approval, including healthcare, marketing/promotion, fraud and abuse, competition/antitrust laws and regulations, as well as data protection requirements. Genmab is subject to strict disclosure obligations under applicable laws and regulations, including the EU Market Abuse Regulation. As a consequence of the listing on the Nasdaq Global Select market, we are subject to additional U.S. regulatory requirements, including U.S. securities laws and the U.S. Foreign Corrupt Practices Act, and may become more exposed to U.S. class actions.	To ensure compliance with applicable healthcare laws and regulations, Genmab has established a robust compliance program, including a new Code of Conduct that sets high ethical standards and on which all colleagues receive regular training. Also, our head of Global Compliance reports directly to the CEO. The data protection area, including policies and guidance for the processing and protection of personal data, is overseen by the Company's Data Protection Officer. To further support compliance with regulatory and other legal requirements applicable to our business and operations, including current Good Laboratory Practices (cGLP), current Good Clinical Practices (cGCP) and current Good Manufacturing Practices (cGMP), Genmab has established a quality assurance department and makes every effort to stay abreast of and adhere to regulatory and legislation changes. Genmab has also established relevant procedures and guidelines to ensure transparency with respect to timely, adequate and correct information to the market and otherwise comply with applicable U.S. securities laws and other legal and regulatory requirements. In 2021 an internal audit function was established.	Increased
	Legislation, regulations, industry codes and practices, and their application may change from time to time.	To prevent unwarranted consequences of new and amended legislation, regulations, etc., Genmab strives to stay current with respect to all applicable legislation, regulations, industry codes and practices by means of its internal compliance function as well as internal and external legal counsel. Also, internal procedures for review and refinement of contracts is ongoing to ensure contractual consistency and compliance with applicable legislation, regulation, and other standards.	Unchanged

Risk Level in Relation to Last Year: New Unchanged Decreased Increased

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Risk Management

Risk related to	Risk areas	Mitigation	Risk trend
Intellectual Property	Genmab is dependent on protecting our own intellectual property rights to regain our investments and protect our competitive positions. We may become involved in lawsuits to protect or enforce our patents or other intellectual property which could result in costly litigation and unfavorable outcomes. Claims may be asserted against us that we infringe the intellectual property of third parties could result in costly litigation and unfavorable outcomes.	Genmab files and prosecutes patent applications to optimally protect its products and technologies. To protect trade secrets and technologies, Genmab maintains strict confidentiality standards and agreements for employees and collaborating parties. Genmab actively monitors third-party patent positions within our relevant fields to avoid violating any third-party patent rights.	Unchanged
Finances	Genmab may need additional funding.	Because Genmab's future commercial potential and operating profits are hard to predict, Genmab's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence, and a continuous advancement of Genmab's product pipeline and business in general.	Unchanged
	Genmab is exposed to different kinds of financial risks, including currency exposure and changes in interest rates as well as changes in Danish, U.S. or foreign tax laws or related compliance requirements.	Genmab has established financial risk management guidelines to identify and analyze relevant risks to set appropriate risk limits and controls and to monitor the risks and adherence to limits. Please refer to note 4.2 of the financial statements for additional information regarding financial risks.	Unchanged
Management and Workforce	Genmab may have an inability to attract and retain suitably qualified team members.	To attract and retain our highly skilled team, including the members of Genmab's Senior Leadership, Genmab offers competitive remuneration packages, including share-based remuneration. Genmab strives to create a positive and energizing working environment with development and training opportunities for its team members. Genmab has strong core values that nourish high-integrity and ethical behavior, respectful and candid tone and culture, as well as trust and teamwork. Please refer to note 4.6 of the financial statements for additional information regarding share-based remuneration.	Unchanged
Cybersecurity	Genmab may be subject to malicious cyber-attacks which can lead to the theft or leakage of intellectual property, sensitive business data, or personal employee or patient data, with the result of significant business disruptions, monetary loss or fines from authorities, or reputational damage.	Genmab has implemented security controls and processes to mitigate the risk of security breaches. Genmab makes use of the National Institute of Standards and Technology (NIST) Cybersecurity Framework and other security standards to define and implement such security controls. Due to the continually changing threat environment, regular assessments are executed to ensure that implemented security controls and processes follow the threat profile of the Company and effectively support Genmab's ambitious business strategy. The risk of security breaches is regarded as enterprise risk and the Company's threat profile, the security program and security incidents are presented and discussed in meetings of the Global Compliance and Risk Committee and the Audit and Finance Committee of the Board of Directors.	Increased
COVID-19 Pandemic	The global outbreak of COVID-19 has continued to evolve, may be further prolonged, and may have long-term impacts on the development, regulatory approval and commercialization of our product candidates and on net sales of our approved products. The extent, length and consequences of the pandemic are uncertain and impossible to predict. The factors discussed above, as well as other factors which are currently unanticipated or unforeseeable, may result in further and other unforeseen material adverse impacts on our business and financial performance.	Genmab has established a COVID-19 response team, led by the CEO, that closely monitors the evolving situation, develops and implements precautionary measures to help limit the impact of COVID-19 at our workplace and on our communities, helps ensure business continuity and mitigate effects on employee well-being as a consequence of working from home. Genmab assesses the situation on an ongoing basis in close contact with clinical trial sites, physicians and contract research organizations (CROs) to evaluate the impact and challenges posed by the COVID-19 situation and manage them accordingly.	Unchanged
Climate	Genmab's inability to manage the carbon footprint from our business operations; climate-related events may impact our business operations or that of our third-party partners or suppliers.	In 2021, we committed to an assessment of our carbon footprint and have implemented the TCFD recommendations. We calculated our Scope 1 and 2 emissions in accordance with the global standard for carbon accounting, the Greenhouse Gas Protocol. This calculation will serve as Genmab's starting point in establishing the baseline upon which to determine climate ambitions, targets and emissions reductions. Genmab's Scope 3 emissions will be formalized in 2022 to determine the total greenhouse gas emissions footprint. Genmab also conducted a scenario analysis to evaluate our risks and opportunities due to the rapid pace of world climate change. Genmab's climate strategy, progress toward carbon reduction targets, climate-related financial risk, relevant prevention and mitigation measures will be presented to the Board of Directors biannually.	New

Risk Level in Relation to Last Year: New | Unchanged | Decreased | Increased

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Table of Contents Management’s Review Financial Statements Other Information Enterprise Risk Management Effective ERM starts with strong governance As an international biotech company dedicated to improving the lives of cancer patients around the world, Genmab operates within a heavily-regulated environment that exposes us to an ever-evolving set of risks, some of which are beyond our control. We maintain facilities in four countries, conduct activities in additional areas, and perform an array of essential innovation, research, development, commercialization and support functions, all of which pose risks to our operations and success. Specifically, these operations and activities expose us to risks that include but may not be limited to financial, research and development, regulatory, IT/data/technology, compliance, legal, and also environmental risks. In order to assure that we are positioned to effectively identify and mitigate the potential impacts of these risks, Genmab has dedicated significant resources this year toward enabling a more robust ERM framework under a new Global Compliance function that reports directly to the CEO. In concert with a refreshed Code of Conduct, company policies and procedures, Genmab has chartered a Global Compliance and Risk governance committee or GCRC co-chaired by the CEO and the head of Compliance. Genmab has updated our risk model and framework to include significantly enhanced risk oversight, mitigation, governance and reporting, all of which we believe positions us to better manage the risks associated with our business, now and into the future. 59 2021 Annual Report / Management’s Review / Risk and Financial Review Information Risk Sponsors and Business Champions Manage risks in normal course of business, executing risk plans/ mitigation activities, and monitoring and reporting key risk information. ERM Framework Routinely gathers risks, evaluates with risk sponsors, prioritizes and reports to the GCRC, Executive Management and Board of Directors, driving deep risk discussions, and supporting risk sponsors and management in facilitating robust enterprise risk management processes, risk-intelligent decision making and key risk capabilities. Global Compliance and Risk Committee Validation of risk identification, prioritization, strategic and tactical ownership of risk mitigation plans and reporting. Executive Management Maintains ultimate ownership of and accountability for management of top risks, enabling proper linkage of risk management to strategic initiatives and business decisions. Feedback Board of Directors and Audit and Finance Committee Board of Directors delegates ERM/Risk oversight to the Audit and Finance Committee, but retains visibility of ERM progress. The Audit and Finance Committee is accountable to ensure management appropriately manages the risks to the business.

Table of Contents Management’s Review Financial Statements Other Information Financial Review Genmab has had a very strong 2021— we have created growing recurring revenue streams based on medicines with exceptional growth profiles, giving us a backbone of significant underlying profitability. Anthony Pagano Executive Vice President and Chief Financial Officer 60 2021 Annual Report / Management’s Review / Risk and Financial Review

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Financial Review

The financial statements are prepared on a consolidated basis for Genmab A/S (Parent Company) and its subsidiaries. The Genmab financial statements are published in Danish Kroner (DKK). The Genmab consolidated Group is referenced herein as "Genmab" or the "Company".

Result for the Year

Guidance and Result for 2021

(DKK million)	Latest Guidance	Actual
Revenue	7,900–8,500	8,482
Operating expenses	(5,300)–(5,600)	(5,464)
Operating profit	2,300–3,200	3,018

Overall, our financial performance was in line with the latest guidance published on November 10, 2021.

Revenue

Genmab's revenue was DKK 8,482 million in 2021 compared to DKK 10,111 million in 2020. The decrease of DKK 1,629 million, or 16%, was primarily driven by the one-time upfront payment of DKK 4,398 million recognized as license revenue from AbbVie pursuant to our collaboration announced in June 2020, partly offset by higher DARZALEX royalties as well as milestone revenue from various collaboration partners.

Of the revenue for 2021, DKK 6,977 million, or 82%, was attributable to royalties, DKK 954 million, or 11%, to milestone revenue, DKK 531 million, or 6%, to reimbursement revenue, and DKK 20 million, or 1%, to collaboration revenue. This is compared to DKK 4,741 million, or 47%, attributable to royalties, DKK 4,588 million, or 45%, to license revenue, DKK 431 million, or 4%, to reimbursement revenue and DKK 351 million, or 4%, to milestone revenue in 2020. There was no collaboration revenue in 2020.

Split of 2021 Revenue
(DKK million)


8,482
2021 Total Revenue

Royalties 6,977
Milestone Revenue 954
Reimbursement Revenue 531
Collaboration Revenue 20

Split of 2020 Revenue
(DKK million)


10,111
2020 Total Revenue

Royalties 4,741
License Revenue 4,588
Reimbursement Revenue 431
Milestone Revenue 351

Royalties

Royalty revenue amounted to DKK 6,977 million in 2021 compared to DKK 4,741 million in 2020. The increase of DKK 2,236 million, or 47%, was primarily driven by higher DARZALEX royalties achieved under our daratumumab collaboration with Janssen. The table below summarizes Genmab's royalty revenue by product.

(DKK million)	2021	2020
DARZALEX	6,135	4,419
TEPEZZA	593	298
Kesimpta	235	10
Other	14	14
Total royalties	**6,977**	**4,741**

Net sales of DARZALEX by Janssen were USD 6,023 million in 2021 compared to USD 4,190 million in 2020. The increase of USD 1,833 million, or 44%, was driven by the continued strong uptake of DARZALEX. Royalty revenue on net sales of DARZALEX was DKK 6,135 million in 2021 compared to DKK 4,419 million in 2020, an increase of DKK 1,716 million. The percentage increase in royalties of 39% is lower than the percentage increase in the underlying net sales primarily due to the impact of Janssen's continued withholding of a portion of the royalty payments owed to Genmab and the lower average exchange rate between the USD and DKK in 2021 compared to 2020. Since the second quarter of 2020, Janssen has reduced its quarterly royalty payments to Genmab by what Janssen claims to be Genmab's share of Janssen's royalty payments to Halozyme in connection with SC sales. Given the ongoing arbitration, Genmab has reflected this reduction in its royalty revenues each quarter. To date, the impact to royalties is estimated to be DKK 501 million (2021: DKK 421 million, 2020: DKK 80 million).

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TEPEZZA was launched by Horizon in the first quarter of 2020. In December 2020, Horizon announced that there was a supply disruption related to the production of TEPEZZA due to U.S. government-mandated COVID-19 vaccine production requirements. Subsequently, Horizon announced that it had resumed supplying the market beginning in April 2021. Royalties, which are based on net sales, are estimated to be DKK 593 million during 2021 compared to DKK 298 million during 2020. The increase of DKK 295 million, or 99%, was driven by the strong uptake of TEPEZZA.

Novartis was granted U.S. FDA approval for Kesimpta in relapsing multiple sclerosis and Genmab started recognizing royalties on net sales of Kesimpta during the third quarter of 2020. Royalties, which are based on net sales, amounted to DKK 235 million in 2021 compared to DKK 10 million during 2020.

Janssen was granted U.S. FDA approval for RYBREVANT, a fully human bispecific antibody that targets EGFR and cMet, and Genmab started recognizing royalties on net sales of RYBREVANT during the second quarter of 2021. Royalties were not material through December 31, 2021.

Royalty revenue fluctuations from period to period are due primarily to the level of product net sales as well as foreign currency exchange rates.

Reimbursement Revenue

Reimbursement revenue, mainly comprised of the reimbursement of certain research and development costs related to the development work under Genmab's collaboration agreements, amounted to DKK 531 million in 2021 compared to DKK 431 million in 2020. The increase of DKK 100 million, or 23%, was primarily driven by higher activities under our collaboration agreement with BioNTech for DuoBody-PD-L1x4-1BB and DuoBody-CD40x4-1BB.

Milestone Revenue

Milestone revenue was DKK 954 million in 2021 compared to DKK 351 million in 2020, an increase of DKK 603 million, primarily driven by the following:

- AbbVie milestone of DKK 245 million (USD 40 million) triggered by the first patient dosed in the Phase 3 study of epcoritamab,
- DARZALEX *FASPRO* milestone of DKK 184 million (USD 30 million) driven by the first commercial sale in the U.S. for patients with newly diagnosed AL amyloidosis,
- Janssen DuoBody milestone of DKK 152 million (USD 25 million) driven by U.S. FDA approval for RYBREVANT, and
- DARZALEX SC milestone of DKK 125 million (USD 20 million) driven by the first commercial sale in the EU for patients with newly diagnosed AL amyloidosis.

Milestone revenue may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collaboration agreements.

License Revenue

There was no license revenue in 2021. License revenue was DKK 4,588 million in 2020, which was primarily driven by the delivery of licenses for three programs under the AbbVie collaboration of DKK 4,398 million and the payment of DKK 188 million (USD 30 million) from Novartis as a result of Novartis's plan to transition Arzerra (ofatumumab) to an oncology access program for chronic lymphocytic leukemia patients in the U.S.

Collaboration Revenue

In September 2021, Genmab and Seagen announced U.S. FDA accelerated approval for Tivdak in previously treated recurrent or metastatic cervical cancer. Collaboration revenue was estimated to be DKK 20 million in 2021.

Operating Expenses

Total operating expenses increased by DKK 1,666 million, or 44%, from DKK 3,798 million in 2020 to DKK 5,464 million in 2021.

Research and Development Expenses

Research and development costs amounted to DKK 4,181 million in 2021 compared to DKK 3,137 million in 2020. The increase of DKK 1,044 million, or 33%, was driven by the continued advancement of epcoritamab and DuoBody-CD40x4-1BB under our collaborations with AbbVie and BioNTech, respectively, and the increase in new team members to support the expansion of our product pipeline.

Research and development costs accounted for 77% of the total operating expenses in 2021 compared to 83% in 2020.

The following table provides information regarding our research and development expenses for 2021, as compared to 2020.

(DKK million)	2021	2020	Percentage Change 2021/2020
Research[1]	1,019	703	45%
Development and contract manufacturing[2]	1,374	1,036	33%
Clinical[3]	1,360	1,032	32%
Other[4]	428	366	17%
Total research and development expenses	**4,181**	**3,137**	**33%**

(1) Research expenses include, among other things, personnel, occupancy and laboratory expenses, technology access fees associated with identification of new mAbs, expenses associated with the development of new proprietary technologies and research activities associated with our product candidates, such as in vitro and in vivo studies, translational research, and IND enabling toxicology studies.

(2) Development and contract manufacturing expenses include personnel and occupancy expenses, external contract manufacturing costs for the scaleup and pre-approval manufacturing of drug product used in research and our clinical trials, costs for drug product supplied to our collaborators, costs related to preparation

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for the production of process validation batches to be used in potential future regulatory submissions, quality control and assurance activities, and storage and shipment of our product candidates.

(3) Clinical expenses include personnel, travel, occupancy costs, and external clinical trial costs including contract research organizations, investigator fees, clinical site fees, contractors and regulatory activities associated with conducting human clinical trials.

(4) Other research and development expenses primarily include share-based compensation, depreciation, amortization and impairment expenses.

The following table shows third-party costs incurred for research, contract manufacturing of our product candidates and clinical and regulatory services for 2021, as compared to 2020. The table also presents unallocated costs and overhead consisting of third-party costs for our preclinical stage programs, personnel, facilities and other indirect costs not directly charged to development programs.

(DKK million)	2021	2020	Percentage Change 2021/2020
Tisotumab vedotin	365	399	(9)%
Epcoritamab	654	391	67%
DuoBody-PD-L1x4-1BB	371	347	7%
DuoBody CD40x4-1BB	135	48	181%
DuoHexaBody CD37	89	60	48%
Other clinical stage programs	161	293	(45)%
Total third-party costs for clinical stage programs	**1,775**	**1,538**	**15%**
Preclinical projects	840	472	78%
Personnel, unallocated costs and overhead	1,566	1,127	39%
Total research and development expenses	**4,181**	**3,137**	**33%**

Third-party costs for tisotumab vedotin decreased by DKK 34 million, or 9%, in 2021 as compared to 2020, primarily due to manufacturing work related to validations finalized in 2020.

Third-party costs for epcoritamab increased by DKK 263 million, or 67%, in 2021 as compared to 2020, primarily due to the advancement of the program under Genmab's collaboration with AbbVie.

Third-party costs for DuoBody-PD-L1x4-1BB increased by DKK 24 million, or 7%, in 2021 as compared to 2020, primarily due to the continued advancement of the program under Genmab's collaboration with BioNTech.

Third party costs for DuoBody-CD40x4-1BB increased by DKK 87 million, or 181%, in 2021 as compared to 2020, primarily due to the continued advancement of the program under Genmab's collaboration with BioNTech.

Third party costs for DuoHexaBody-CD37 increased by DKK 29 million, or 48%, in 2021 as compared to 2020, primarily due to the advancement of the program under Genmab's collaboration with AbbVie.

Third-party costs for Genmab's other clinical stage programs decreased by DKK 132 million, or 45%, in 2021 as compared to 2020, primarily related to enapotamab vedotin. Data from expansion cohorts that did not meet Genmab's criteria for proof-of-concept resulted in Genmab's decision not to advance the development of enapotamab vedotin in 2020.

Research and development expenses related to our preclinical projects increased by DKK 368 million, or 78%, in 2021 as compared to 2020 driven by the continued investment in our preclinical programs.

Personnel, unallocated costs and overhead increased by DKK 439 million, or 39%, in 2021 as compared to 2020, primarily due to an increase in staffing levels and the expansion of our facilities to accommodate our growth. Our research and development FTEs (full-time equivalents) increased from 647 at the end of 2020 to 927 at the end of 2021.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were DKK 1,283 million in 2021 compared to DKK 661 million in 2020. The increase of DKK 622 million, or 94%, was driven by the increase in new team members to support the launch of Tivdak, as well as expansion of commercialization capabilities and Genmab's broader organizational infrastructure.

DKK 529 million, or 41% of selling, general and administrative expenses in 2021, was related to remuneration of employees and senior management involved in selling, general and administrative activities, as compared to DKK 250 million, or 38% of selling, general and administrative expenses in 2020.

Selling, general and administrative expenses accounted for 23% of the total operating expenses in 2021 compared to 17% in 2020.

Operating Profit

Operating profit was DKK 3,018 million in 2021 compared to DKK 6,313 million in 2020. The decrease of DKK 3,295 million, or 52%, was driven by lower revenue and increased operating expenses as described above.

Net Financial Items

The net financial items reflect a combination of interest income and expense, fair value adjustments on our portfolio of marketable securities, fair value adjustments on other investments, as well as foreign exchange adjustments.

Financial income for 2021 was DKK 1,667 million, reflecting interest and other financial income of DKK 197 million, and net foreign exchange rate gain of DKK 1,470 million, as compared to DKK 1,149 million for 2020, reflecting interest and other financial income of DKK 184 million, and net gain on other investments of DKK 965 million.

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Financial expenses for 2021 were DKK 702 million related to interest and other financial expenses of DKK 13 million, net loss on marketable securities of DKK 246 million, and net loss on other investments of DKK 443 million, as compared to DKK 1,558 million for 2020, related to interest and other financial expenses of DKK 10 million, net loss on marketable securities of DKK 92 million, and net foreign exchange rate loss of DKK 1,456 million.

As a result of the above, net financial items for 2021 were income of DKK 965 million, as compared to expense of DKK 409 million for 2020. The increase in net financial items was primarily driven by the strengthening of the USD against the DKK on Genmab's USD denominated portfolio and cash holdings, partly offset by the loss on other investments due to the change in fair value of Genmab's investments in common shares of CureVac and Bolt, and the loss on marketable securities driven by movements in interest rates in the United States and Europe. Please refer to note 4.2 for additional information regarding foreign currency risk and note 4.5 for additional information regarding the net financial items.

Corporate Tax

Corporate tax expense for 2021 was DKK 975 million compared to DKK 1,146 million for 2020. The decrease in corporate tax expense is primarily the result of Genmab's lower net profit before tax in 2021 as compared to 2020. The effective tax rate in 2021 was 24.5% compared to 19.4% in 2020. The increase in the effective tax rate in 2020 was favorable to the Danish statutory rate (22.0%) due to the utilization of prior period tax benefits. The effective tax rate in 2021 is unfavorable to the Danish statutory rate primarily due to the inability to deduct certain subsidiary losses for tax purposes. Please refer to note 2.4 for additional information regarding the corporate tax and deferred tax assets including management's significant judgements and estimates.

Net Profit

Net profit for 2021 was DKK 3,008 million compared to DKK 4,758 million in 2020. The decrease of DKK 1,750 million, or 37%, was driven by the items described above.

Liquidity and Capital Resources

(DKK million)	December 31, 2021	December 31, 2020
Marketable securities	10,381	8,819
Cash and cash equivalents	8,957	7,260
Shareholders' equity	22,196	19,121

As of December 31, 2021, Genmab's USD denominated cash and cash equivalents, and marketable securities represented 86% of Genmab's total cash and cash equivalents, and marketable securities compared to 83% as of December 31, 2020.

Marketable securities are invested in highly secure and liquid investments with short effective maturities. As of December 31, 2021, 68% of Genmab's marketable securities were long-term A rated or higher, or short-term rated A-1/P-1 by S&P, Moody's or Fitch compared to 100% as of December 31, 2020. The change in portfolio mix is driven by Genmab's desire to diversify investment types in the portfolio and based on operating requirements.

As of December 31, 2021, DKK 8,957 million, as compared to DKK 7,260 million as of December 31, 2020, was held as cash and cash equivalents, and DKK 10,381 million, as compared to DKK 8,819 million as of December 31, 2020, was held as liquid investments in short-term government and other debt instruments.

Cash and cash equivalents included short-term marketable securities of DKK 296 million at the end of December 2021, compared to DKK 2,206 million at the end of December 2020. In accordance with Genmab's accounting policy, securities purchased with a maturity of less than 90 days at the date of acquisition are classified as cash and cash equivalents.

Genmab requires cash to meet our operating expenses and capital expenditures. We have funded our cash requirements since inception, including through December 31, 2021, primarily with royalty and milestone payments from our partners, upfront payments and equity financing. Genmab expects to continue to fund a significant portion of our development costs for proprietary product candidates as well as commercialization activities with funds received from royalties and milestone payments from partners.

Genmab's expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion. In order to advance our product candidates toward commercialization, the product candidates are tested in numerous preclinical safety, toxicology and efficacy studies. Genmab then conducts clinical trials for those product candidates that take several years or more to complete. The length of time varies substantially based upon the type, complexity, novelty and intended use of a product candidate. The cost of clinical trials may vary significantly over the life of a project as a result of a variety of factors, including: the number of patients required in the clinical trials; the length of time required to enroll trial participants; the number and location of sites included in the trials; the costs of producing supplies of the product candidates needed for clinical trials and regulatory submissions; the safety and efficacy profile of the product candidate; the use of CROs to assist with the management of the trials; and the costs and timing of, and the ability to secure, regulatory approvals.

Genmab's expenses also fluctuate from period to period based on the degree of collaborative activities, timing of manufacturing campaigns, numbers of patients enrolled in clinical trials and the outcome of each clinical trial event. As a result, the Company is

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unable to determine with any degree of certainty the anticipated completion dates, duration and completion costs of research and development projects, or when and to what extent Genmab will receive cash inflows from the commercialization and sale of any product candidates. The Company also cannot predict the actual amount or timing of future royalties and milestone payments, and these may differ from estimates. Further, as the global COVID-19 pandemic has continued to evolve, there may be long-term impacts on the development, regulatory approval and commercialization of our product candidates and on net sales of our approved products by our collaboration partners.

Genmab expects to make additional capital outlays and to increase operating expenditures over the next several years as the Company hires additional employees, supports preclinical development, manufacturing, clinical trial activities, product collaborations and commercialization activities. As spending increases on research, development and commercialization activities related to product collaborations, Genmab may be required to make certain capital outlays against which Genmab expects to receive reimbursement to the extent the outlay exceeds Genmab's share under the applicable collaboration agreement. The Company expects that the time-lag between the expenditure by us, on the one hand, and the reimbursement by a partner of its relevant share, on the other hand, will increase Genmab's working capital needs. To the extent the Company's capital resources are insufficient to meet future capital requirements, Genmab will need to finance operating requirements and cash needs through public or private equity offerings, debt financings, or additional corporate collaboration and licensing arrangements.

Please refer to notes 4.2 and 4.4 for additional information regarding our financial risks and marketable securities.

Cash Flows

The following table provides information regarding Genmab's cash flow for 2021 and 2020.

Cash Flow

(DKK million)	2021	2020
Cash provided by operating activities	2,228	6,433
Cash (used in) investing activities	(961)	(2,351)
Cash (used in)/provided by financing activities	(420)	71
Increase in cash and cash equivalents	**847**	**4,153**

Net cash provided by operating activities for 2021 was DKK 2,228 million, as compared to DKK 6,433 million in 2020. The decrease of DKK 4,205 million, or 65%, was primarily driven by lower cash provided by operating activities related to the upfront payment from AbbVie included in our operating profit and collected in July 2020, and higher positive working capital adjustments in 2020 related to DARZALEX milestones achieved in the fourth quarter of 2019 that were received in 2020 of DKK 1.7 billion.

Net cash used in investing activities for 2021 was DKK 961 million, as compared to DKK 2,351 million in 2020. The decrease of DKK 1,390 million, or 59%, primarily reflects differences between the proceeds received from the sale and maturity of our investments and amounts invested, and the investment in tangible assets. Purchases of marketable securities exceeded sales and maturities in both 2021 and 2020, but to a greater extent in 2020, which has resulted in significant growth in Genmab's marketable securities in each respective year. Investing activities also includes the proceeds from the sale of CureVac shares of DKK 438 million in 2021.

Net cash used in financing activities for 2021 was DKK 420 million, as compared to net cash provided by financing activities of DKK 71 million in 2020. The increase in cash outflow of DKK 491 million was primarily related to cash payments for the purchase of treasury shares of DKK 447 million.

Balance Sheet

As of December 31, 2021, total assets were DKK 24,627 million, compared to DKK 21,143 million as of December 31, 2020. As of December 31, 2021, assets are mainly comprised of marketable securities of DKK 10,381 million, cash and cash equivalents of DKK 8,957 million, and current receivables of DKK 3,367 million. The receivables consist primarily of amounts related to royalties, milestones and reimbursement revenue from our collaboration agreements. The credit risk on receivables is considered to be limited. Please refer to note 3.5 for additional information regarding receivables.

As of December 31, 2021, total liabilities were DKK 2,431 million compared to DKK 2,022 million as of December 31, 2020. The increase in total liabilities of DKK 409 million, or 20%, was primarily driven by an increase in other payables of DKK 295 million related to our research and development programs and accrued compensation, and an increase in lease liabilities of DKK 86 million related to the commencement of leases in the U.S. and Japan.

Shareholders' equity as of December 31, 2021 was DKK 22,196 million compared to DKK 19,121 million as of December 31, 2020. The increase was driven primarily by Genmab's net profit and the issuance of shares related to the share-based compensation plans, partly offset by the purchase of treasury shares. Genmab's equity ratio was 90% as of December 31, 2021 and 2020.

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Shareholders and Share Information

Ownership

Genmab is dual listed on the Nasdaq Copenhagen A/S and the Nasdaq Global Select Market in the U.S. under the symbol GMAB. Our communication with the capital markets complies with the disclosure rules and regulations of these exchanges. As of December 31, 2021, the number of registered shareholders totaled 84,300 shareholders holding a total of 63,966,391 shares, which represented 97% of the total share capital of 65,718,456.

The following shareholder is registered in Genmab's register of shareholders as being the owner of a minimum of 5% of the voting rights or a minimum of 5% of the share capital (one share equals one vote) as of December 31, 2021:

- BlackRock, Inc., 55 East 52nd Street, New York, New York 10055, United States of America (7.3%)

Shareholders registered in the Company's shareholder registry may sign up for electronic shareholder communications via Genmab's investor portal. The investor portal can be accessed at Genmab's website www.genmab.com/investors. Electronic shareholder communication enables Genmab to, among other things, quickly and efficiently call general meetings.

The charts included here illustrate the performance of the Genmab share during 2021 and the geographical distribution of our shareholders. As of December 31, 2021 Genmab's shares closed at DKK 2,630 and ADSs closed at USD 39.56. Please refer to note 4.7 for additional information regarding Genmab's share capital including authorizations to issue shares and purchase its own shares.

The following table shows share data as of December 31, 2021.

Share Data	Denmark	U.S.
Number of shares at December 31, 2021	65,718,456	4,275,024 (represented by 42,750,240 ADSs)
Listing	Nasdaq Copenhagen	Nasdaq Global Select Market, New York
Ticker Symbol	GMAB	GMAB
Index Membership	OMX Nordic Large Cap Index OMX Copenhagen Benchmark Index OMX Copenhagen 25 Index (OMXC25)	Nasdaq Biotech Index

Stock Performance Comparison YTD 2021

(Index 100 = stock price on December 31, 2020)


130
120
110
100
90
80
70
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Genmab
OMXC25 Index
Nasdaq Biotech Index

Geographical Shareholder Distribution*


2021
2020
30%
20%
35%
38%
4%
16%
19%
3%
8%
20%
USA
Denmark
UK
Netherlands
Luxembourg
Other**

* Based on Nasdaq Corporate Solutions aggregated data per June 2020 and June 2021

** "Other" includes shares held in other countries and shares not held in nominee accounts, including OTC traded shares

66 2021 Annual Report / Management's Review / Risk and Financial Review

Table of Contents Management’s Review Financial Statements Other Information Shareholders and Share Information American Depositary Receipt (ADR) Program Genmab has a sponsored Level 3 ADR program with Deutsche Bank Trust Company Americas. An ADS is a share certificate representing ownership of shares in a non-U.S. corporation. ADSs issued under Genmab’s ADR Program are quoted and traded in U.S. dollars on the Nasdaq Global Select Market in the United States. Ten Genmab ADSs correspond to one Genmab ordinary share. Genmab’s ADR ticker symbol is GMAB. For more information on Genmab’s ADR Program, visit https://ir.genmab.com/adr-program#content. Contact: Marisol Peron Senior Vice President, Global Investor Relations and Communications T: +1 609 524 0065; E: mmp@genmab.com Annual General Meeting Genmab’s Annual General Meeting will be held on March 29, 2022 at 2:00 PM CEST. Further details will be included in the notice to convene the Annual General Meeting. Financial Calendar for 2022 Annual General Meeting 2022 For Investor Relations: Andrew Carlsen Vice President, Head of Investor Relations T: +45 33 77 95 58; E: acn@genmab.com Tuesday, March 29, 2022 Publication of the Interim Report for the first quarter 2022 Wednesday, May 11, 2022 Investor Relations Genmab’s Investor Relations and Communications department aims to ensure relevant, accurate and timely information is available to our investors and the financial community. We maintain an ongoing dialogue with sell-side equity analysts, as well as major institu-tional and retail shareholders. A list of the current analysts covering Genmab can be found at our website along with financial reports, company announcements, current presentations, fact sheets and other downloads. Publication of the Interim Report for the first half 2022 Wednesday, August 10, 2022 Publication of the Interim Report for the first nine months 2022 Wednesday, November 9, 2022 67 2021 Annual Report / Management’s Review / Risk and Financial Review

Table of Contents Management’s Review Financial Statements Other Information Corporate Responsibility 69 Corporate Social Responsibility and Sustainability Commitments Genmab’s Task Force on Climate-related Financial Disclosures Human Capital Management Stakeholder Engagement Corporate Governance Board of Directors Senior Leadership 73 I joined Genmab Japan in March 2020. Since then our team has grown, focusing on building end-to-end and best-in-class organizational capabilities and foundational business infrastructures, while rapidly increasing commercialization readiness. I am confident that Genmab will make a huge difference to patients in Japan by continuing to work closely with inspirational individuals both globally and locally. Mika Takaki, General Manager, Japan 76 77 79 81 84 68 2021 Annual Report / Management’s Review / Corporate Responsibility

Table of Contents Management’s Review Financial Statements Other Information Corporate Social Responsibility and Sustainability Commitments Genmab is committed to being a sustainable and socially responsible biotechnology company. This commitment is anchored in our company’s purpose, values and vision. Being socially responsible is fundamental to the way we do business. How We Carry Out Our CSR Initiatives In conducting our business, Genmab is fully committed to complying with all applicable laws, codes, standards and guide-lines. We also consider the well-being and vitality of our teams a top priority and we actively seek to minimize our impact on the environ-ment. We have high ethical standards and aim to conduct business with companies and within countries that share our ethical commit-ment including our support for the protection of internationally proclaimed human rights. Genmab strives to only conduct clinical trials in markets where a drug is planned to become available. Our Core Purpose and Vision Genmab is a leading international biotechnology company that creates, develops and commercializes antibody products to transform the treatment of cancer. Our commitment to CSR is anchored in our company’s core purpose “to improve the lives of patients by creating and developing innovative antibody products” and our vision that “by 2025 our own product has transformed cancer treatment and we have a pipeline of knock-your-socks-off antibodies.” Our vision inspires and motivates us. Our teams are focused on developing innovative therapies that will transform how people fight cancer, changing it from a disease to be afraid of to a condition patients may live with and overcome. We continued to track trends, benchmark and examine our ESG activities, policies and disclosures to build a sustainable organiza-tion that meets ESG criteria of relevance to our business operations. In 2021, we moved closer to realizing our vision. We received approval in the U.S. for a medicine that provides an important treatment option for patients with cervical cancer. We have a well-diversified portfolio of products, product candidates and technologies, featuring multiple approved antibody therapies that are marketed by partners, and a growing proprietary pipeline composed of modified antibody candidates including bispecific T-cell engagers and next-generation immune checkpoint modulators, effector function enhanced anti-bodies and antibody-drug conjugates. Our portfolio includes four proprietary technologies which we use to create our own antibody products and license to other biotech and pharma companies. Genmab is committed to transparency and continued improvement of our climate disclosures. In 2021, we committed to implement the TCFD recommendations as we believe they provide a useful framework to increase transparency on climate-related risks and opportunities. This is our first qualitative and quantitative TCFD disclosure. Please refer to “Genmab’s Task Force on Climate-related Financial Disclosures” for more information. Genmab is committed to reduce our environmental footprint, and as such, we aim to provide additional disclosures on climate-related topics in the future as we incorporate the TCFD recommendations into our business. We continue to follow the SASB framework to disclose critical measurements on ESG activities of relevance to our business operations. Genmab is committed to fundamentally transforming the treatment of cancer and turning our deep understanding of antibody biology into inventive technology platforms that fuel a transformative pipeline of potentially first-in-class or best-in-class therapies. We are committed to ensure our actions benefit our direct stakeholders (patients, shareholders, collaboration partners and team members) and society as a whole. With our core values and vision in mind, being socially responsible is fundamental to the way we do business at Genmab. 69 2021 Annual Report / Management’s Review / Corporate Responsibility

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Corporate Social Responsibility and Sustainability Commitments

The Board of Directors and senior leadership at Genmab are committed to Genmab's business-driven CSR strategy, which focuses on four main areas:

Science-Driven Health Innovations for Patients

Employee Well-Being and Vitality

Ethics and Transparency

Environmental and Community Sustainability

As we further execute on our CSR strategy and build programs that have an impact on our stakeholders, we will be guided by the following tenets, which support our four CSR pillars:

1

We use our **world-class knowledge** in antibody biology and deep expertise in innovative antibody technology to develop cancer treatments to have a positive impact on patients and society.

2

We care for our team members' health, well-being, safety and development and promote a **collaborative culture** that fosters passion for innovation, integrity and respect. We believe that diversity, equity and inclusion are fundamental to achieving our vision. We are committed to championing a corporate culture that accepts and promotes uniqueness and empowers each team member to bring their authentic self to work in a safe, open and respectful environment.

3

We operate our business with the **utmost integrity** by always doing what is right and incorporating compliance, ethics and transparency into our business practices, policies and procedures.

4

We maintain a **highly ethical** organization by promoting our Code of Conduct to colleagues and by engaging with partners and suppliers committed to the same level of ethics in their operations. A Supplier Code of Conduct further allows us to reinforce our expectations of those who engage in business with Genmab.

5

We aim to reduce our **impact on the environment** by refining our processes and incorporating best practices into our operations to reduce our environmental footprint, minimize waste and decrease use of hazardous material.

6

We **engage** with and **support** the communities in which we operate.

7

We **monitor** and **evaluate targets** for ESG activities, measure our impact and communicate our progress.

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Table of Contents Management’s Review Financial Statements Other Information Corporate Social Responsibility and Sustainability Commitments CSR Governance The Nominating and Corporate Governance Committee of Genmab’s Board of Directors oversees all aspects of Genmab’s CSR efforts on behalf of the Board of Directors and provides recommendations to the full Board of Directors regarding corporate responsibility and sustainability matters. Our CSR Committee, co-chaired by our CEO and SVP investor relations and communications provides direction on CSR strategy and associated policies and ensures that Genmab carries out our CSR activities effectively and communicates them clearly and openly. Our Approach Guided by Genmab’s Core Values Aligned with ESG Priorities and Disclosures Strong CSR Tenets to Guide Strategy, Programs and Metrics Genmab’s Corporate Responsibility Report discloses the main highlights of our CSR work but does not reflect all our ongoing initiatives and procedures. CSR Supported by the Board of Directors and Executive Management Underpinned by Commitment to UNSDGs 71 2021 Annual Report / Management’s Review / Corporate Responsibility

Table of Contents Management’s Review Financial Statements Other Information Corporate Social Responsibility and Sustainability Commitments Our Commitment to the United Nations Sustainable Development Goals Our humanity and interconnectedness require every company, organization and individual to play a role in the sustainability of our society and our planet. As a company rooted in science and inspired by patients, Genmab embraces its responsibility to society and is proud to help advance the United Nations SDGs. An internal assessment in 2020 determined that our business activities were most closely aligned with Goals 3, 5 and 8. In 2021, we worked to align our CSR activities to support these goals. We will continue to assess our business operations in relation to all the SDGs. Goal 3: Good Health and Well-Being: Ensure healthy lives and promote well-being for all at all ages Genmab is dedicated to using science-driven innovation to improve the lives of patients with cancer and their families. In addition to the resources dedicated to research and develop-ment and to bring medicines to patients, we are committed to our employees’ well-being and vitality, and have benefits and programs in place to support them. Additionally, we seek to support and be part of health-related initiatives in the communities where we operate. Goal 8: Decent Work and Economic Growth: Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all Genmab’s work is driven by innovation and conducted by colleagues who are highly skilled at, and dedicated to, their individual roles. We pay all our team members a living wage and provide a safe, inclusive and secure working environment. Additionally, Genmab contributes to the life sciences innovation ecosystem by collaborating with academia, biotech and pharma companies, and other innovators to advance therapies against cancer and other diseases. We also contribute to science, technology, engineering, and math-ematics (STEM) education, mentoring programs and other community efforts to help advance education and professional development among our communities. Goal 5: Gender Equality: Achieve gender equality and empower all women and girls Genmab continues to be a leader in gender diversity among our peers. We have a female representation in “Director-level and above” of 51% and are proud that half of the members of the Board of Directors are female, including the Chair and Deputy Chair. Genmab’s statutory report on Corporate Responsibility for the financial year 2021 cf. Sections 99a, 99b and 107d of the Danish Financial Statements Act can be found on the company’s website (https://ir.genmab.com/static-files/3a18c1bc-d3ee-401f-a721-c01704b23d98), including additional information about policies, progress made during 2021 and expected activities for 2022. 72 2021 Annual Report / Management’s Review / Corporate Responsibility

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Genmab's Task Force on Climate-related Financial Disclosures

Topic	Recommended Disclosures	Genmab's Disclosures
Governance	Describe the board's oversight of climate-related risks and opportunities.	The Board of Directors Nominating and Corporate Governance Committee oversees climate-related issues as part of its responsibility over all aspects of Genmab's CSR strategy. The Committee and the Board of Directors receive biannual updates on Genmab's progress, related risks and opportunities.
	Describe management's role in assessing and managing climate-related risks and opportunities.	The CSR Committee moves our CSR efforts forward and integrates ESG related matters to our business into our strategic planning. From 2022, the CSR Committee will receive updates on Genmab's progress toward carbon reduction targets, climate-related financial risk, relevant prevention and mitigation measures annually. Climate-related financial risks and relevant prevention and mitigation measures will be reviewed and endorsed by the Global Compliance and Risk Committee.
Strategy	Describe the climate-related risks and opportunities the organization has identified over the short, medium and long term. Describe the impact of climate-related risks and opportunities on the organization's businesses, strategy and financial planning.	Genmab has conducted scenario analysis on the potential transition and physical risks and opportunities related to climate change, at 1.5–2°C and 4°C of warming, across our value chain, in the short term (2030), and medium/long term (2040/2050). Below is a brief summary of the key potential risks identified: **Description of potential risks identified 1.5–2°C, short term:** — Transition risk resulting from emerging certification, regulation and carbon taxation, pricing and tariffs, and related costs of compliance and the switch to low carbon materials and technologies — Transition risk resulting from increased focus of investors and regulators on ESG performance in investment decision making, increasingly connecting access to capital and investment to ESG and climate performance — Transition risk resulting from shift in consumer preferences and talent attraction criteria toward climate and responsibility — Physical risk of disruption of supply chains due to changes in weather patterns and extreme weather events — Physical risk resulting from more frequent and severe heat waves, leading to increased cooling costs **Description of potential risks identified 1.5–2°C, medium/long term** — Physical risk of disruption of supply chains and operations due to changes in weather patterns and increase in frequency of extreme weather events — Physical risk resulting from more frequent and severe heat waves, leading to increased cooling costs — Physical risk resulting from coastal flooding, potentially disrupting operations and the supply chain

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Genmab's Task Force on Climate-related Financial Disclosures (TCFD)

Topic	Recommended Disclosures	Genmab's Disclosures
Strategy (continued)	Describe the climate-related risks and opportunities the organization has identified over the short, medium and long term. Describe the impact of climate-related risks and opportunities on the organization's businesses, strategy and financial planning.	**Description of potential risks identified 4°C, short term** — Physical risk of disruption of supply chains, acute limited supply, and increased cost of raw materials due to changes in weather patterns and extreme weather events — Physical risk resulting from frequent and severe heat waves, leading to increased cooling costs — Physical risk of disruption of supply chain, operations and distribution, resulting from increased acute flooding **Description of potential risks identified 4°C, medium/long term** — Transition risk resulting from fragmented regulatory efforts to curb runaway climate change through cost of compliance with carbon taxation, pricing, etc. — Physical risk resulting from acute, severe and frequent extreme weather events, leading to disruption of operations, supply chain and distribution, damage to physical assets and inventory, as well as increase in raw materials cost and insurance costs — Physical risk resulting from acute and severe heat waves, leading to instability of supply chains, increased energy costs for cooling and loss of inventory — Physical risk resulting from sea level rise and coastal flooding, leading to disruption of operations and supply chains, damage to physical assets, inventory **Brief summary of the key potential climate-related opportunities:** **Description of potential opportunities identified 1.5–2°C and 4°C** — Cost savings from the use of new technologies, more energy efficient/low carbon production and distribution — Cost savings and reduced exposure to resource and water scarcity through, for instance, the use of recycling — Increase resilience, adaptation and cost savings from efficient and green buildings — Cost savings and lowered exposure to carbon pricing and other regulations — Reputational gains with stakeholders and potential employees from focus on climate-related topics
	Describe the impact of climate-related risks and opportunities on the organization's businesses, strategy and financial planning.	Climate-related risks and opportunities identified will be considered and integrated as part of Genmab's ERM, financial planning and strategy. To play our part in mitigating the physical impacts of climate change and curbing warming, Genmab will commit to a Science Based Target, to reduce our greenhouse gas (GHG) emissions in line with the Paris Agreement.
	Describe the resilience of the organization's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	Genmab has conducted qualitative climate-related scenario analysis. Four scenarios spanning 1.5–2°C and 4°C of warming were developed based on Intergovernmental Panel on Climate Change, International Energy Agency and other sources, and Genmab's risks and opportunities across the value chain in the short, medium/long term were assessed. In 2022/2023, Genmab will further assess the resilience of our corporate strategy in the climate-related scenarios.

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Genmab's Task Force on Climate-related Financial Disclosures (TCFD)

Topic	Recommended Disclosures	Genmab's Disclosures
Risk Management	Describe the organization's processes for identifying and assessing climate-related risks.	In 2021, Genmab conducted climate-related risk assessment and scenario analysis to identify key risks and opportunities. The risks were assessed through stakeholders engagement and interviews.
	Describe the organization's processes for managing climate-related risks.	Climate-related risks identified will be considered as part of our Enterprise Risk Management program, and responsibility for monitoring, prevention and mitigation will be cascaded to relevant functions within Genmab.
	Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organization's overall risk management.	
Metrics and Targets	Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.	Genmab reports on Scope 1 and 2 GHG emissions in line with the GHG Protocol. Genmab will develop metrics related to business continuity and natural disaster recovery. These may include, for instance, suppliers assessed/engaged on climate and climate risk topics, etc.
	Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 GHG emissions and the related risks.	Genmab's Scope 1 and 2 emissions total 638.7 tonnes CO_2e in 2021. Emissions reductions will contribute to the mitigation of the transition risk of carbon taxes, pricing and tariffs. In connection with our intent to commit to and set a Science Based Target, Genmab will begin to inventory our Scope 3 GHG emissions.
	Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets.	Genmab intends to commit to and set a Science Based Target to reduce our emissions in line with the Paris Agreement goals.

We calculated our Scope 1 and 2 emissions in accordance with the global standard for carbon accounting, the GHG Protocol. This calculation will serve as Genmab's starting point in establishing the baseline upon which to determine climate ambitions, targets, and emissions reductions. While our Scope 1 and 2 emissions are limited, we also made a first assessment of certain aspects of our Scope 3 emissions. In 2022, we aim to further formalize the total greenhouse gas emissions mapping.

Carbon Emission	2021
Total Scope 1 emissions (tCO_2e)	341.2
Total Scope 2 emissions (tCO_2e)	297.5
Total Scope 1 & 2 emissions (tCO_2e)	638.7

Electricity Consumption and Renewables	2021
Electricity consumption (MWh)	2,925
Share renewables	83%

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Human Capital Management

Employees are Genmab's most important resource and we strive to attract and retain the most qualified people to fulfill our core purpose. Genmab's goal is to develop and retain value in our own products which could one day transform cancer treatment. At Genmab, we have four culture pillars that inspire team members in their everyday work.

Teamwork and respect are central pillars of Genmab's culture, and we therefore ensure an inclusive, open and supportive professional work environment across our international locations. We believe that fostering workplace diversity across social, educational, cultural, national, age and gender lines is a prerequisite for the continued success of the company. We are committed to diversity at all levels of the company and strive to recruit employees with the right skills and competencies, regardless of gender, age, ethnicity and other differences.

Skill, knowledge, experience and employee motivation are essential to Genmab as a biotech company. The ability to organize our highly skilled and very experienced colleagues at all levels of the organization into interactive teams is a key factor in achieving our goals and ensuring Genmab's success. Genmab's teams are very experienced in the pharmaceutical and biotechnology industry.

Genmab's Culture Pillars

Patients Come First

We are committed to making a positive impact for patients

Rooted in Science

We hypothesize and experiment to seek innovative solutions, no matter our role

Act with Courage

We speak up, empower each other, and embrace change and grow

We are 'One Genmab'

We respect and celebrate our differences while working as One Team

Key Employee Information

Male/Female Ratios	2021		2020	
	Male	Female	Male	Female
Genmab Group	42%	58%	42%	58%
Director level and above	49%	51%	51%	49%
Below director level	38%	62%	38%	62%
Annual promotions*	N/A	N/A	53%	47%

*The timing of our promotion process changed to align with our performance management cycle for the 2021 performance year, therefore, there are no promotion percentages disclosed for 2021.

Other Employee Information

	2021	2020
FTE at the end of the year	1,212	781
Research and development FTE	927	647
Administrative FTE	285	134
FTE in Denmark at the end of the year	312	210
FTE in Netherlands at the end of the year	437	326
FTE in US at the end of the year	420	227
FTE in Japan at the end of the year	43	18
Employee turnover[1]	6%	8%
Employee absence[2]	2%	2%

1. Employee turnover percentage is calculated by the FTE voluntarily leaving since the beginning of the year divided by the average FTE
2. The rate of absence is measured as absence due to the employee's own illness, pregnancy-related sick leave and occupational injuries and illnesses compared with a regional standard average of working days in the year, adjusted for holidays

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Table of Contents Management’s Review Financial Statements Other Information Stakeholder Engagement As an international dual-listed company, Genmab has many stakeholders with an interest into how we conduct our business. We can only be successful if we continually engage and maintain relationships with these stakeholders. This is accomplished in a variety of ways, including direct interactions, participation in industry groups and employee engagement surveys. Some of Genmab’s key stakeholder groups and the ways we interact with them are highlighted here. Our Research Collaborators Genmab collaborates with a wide range of parties from large pharmaceutical companies to academic institutions. These are not collaborations with just any partner, but with particularly complementary partners in terms of technologies, capabilities and knowledge. Our People The health, well-being, safety and development of Genmab’s team members is a top priority for the organization. Why are they important to us? Our talented teams are the cornerstone of our success and funda-mental to achieving our 2025 Vision. We believe that an engaged, inclusive and diverse workplace inspires our employees and is essential to our future. Why are they important to us? Collaborations across the ecosystem of pharma, biotech and academia help us to create innovative next-generation antibody products and potentially make them available to patients faster. Key area of our strategy • Focus on core competence • Turn science into medicine • Build a profitable and successful biotech Key areas of our strategy • Focus on core competence • Turn science into medicine • Build a profitable and successful biotech How do we engage with them? We create an atmosphere that fosters individual empowerment and development via an environment that allows people to achieve their maximum potential and transform their skills into real value for patients. In 2021, we implemented intensive manager and leadership development programs and launched a Diversity, Equity and Inclusion (DE&I) Council and held multiple diversity and inclusion company-wide townhall events. In collaboration with the University of Copenhagen Department of Anthropology, we are sponsoring a two-year post-doctorate project that will focus on strengthening diversity and inclusion at Genmab. How do we engage with them? Our methods of engagement vary from co-development of programs, licensing of our technology platforms, involvement in clinical trials and indirectly, through our work with industry groups. Our list of research collaborations is extensive. In addition to large pharmaceutical and biotechnology companies, we work with inno-vative companies like Tempus, which has built the world’s largest library of clinical and molecular data. We collaborated on the tisotumab vedotin innovaT V 204 study, which became the basis for the U.S. FDA approval of tisotumab vedotin as Tivdak, with the European Network of Gynecological Oncological Trial Groups and Gynecologic Oncology Group, and we belong to industry groups such as Holland Bio, BioNJ and the Confederation of Danish Industry. 77 2021 Annual Report / Management’s Review / Corporate Responsibility

Table of Contents Management’s Review Financial Statements Other Information Stakeholder Engagement Patient Advocacy Organizations With our first medicine on the market we have an obligation to engage with patient advocates to ensure we are providing as much support as possible to patients in need. Our Communities Our team members actively engage in the communities in which we operate. Our Shareholders and Investors Genmab has a diverse shareholder base, with investors in the Company coming from across the spectrum of both size and location. Why are they important to us? As part of Genmab’s ongoing commitment to CSR we aim to be good citizens not only of the world but of the local communities in which we have our facilities. Why are they important to us? The support of Genmab’s investors is essential to the success of the Company as we grow into a fully integrated biotech innovation powerhouse. Why are they important to us? Patients come first at Genmab, and transforming the lives of cancer patients is our purpose. Supporting patient advocacy organizations is an important way in which Genmab can positively impact the lives of patients. Key area of our strategy • Build a profitable and successful biotech Key area of our strategy • Build a profitable and successful biotech How do we engage with them? We implemented a number of community-based engagement activities in 2021, including the launch of a Community@Genmab portal to support employee giving programs. As part of our social commitment Genmab colleagues also work to solve problems in their community using their specialized expertise. Genmab’s New Jersey office was also awarded the 2021 New Good Neighbor Award by NJ Business Magazine for making New Jersey a better place to live and work both through job creation and through our efforts in the community, including the support of numerous local relief efforts during the COVID-19 pandemic. In an unprece-dented all digital collaboration, Genmab and the Hubrecht Institute, along with later additional partners, developed the STRIP-Robot (Systematic Testing using Robotics and Innovation in Pandemics). This robot, nicknamed “The Beast,” rapidly processes large numbers of COVID-19 PCR tests, outperforming any other robot known, and at a lower cost per test than other methods. The dramatically increased testing capacity benefits our community in the Netherlands both now, during the COVID-19 pandemic, and in any future pandemics. This remarkable achievement was also the winner of the prestigious Netherlands Prix Galien Excellence COVID-19 Award. Key area of our strategy • Focus on core competence • Turn science into medicine • Build a profitable and successful biotech How do we engage with them? We communicate in an open and transparent way about our business, financial results, development programs and scientific results through company announcements, investor meetings and company presentations. We maintain a dialogue with our shareholders, investors and other stakeholders by participating in investor meetings and company presentations, allowing the individual stakeholders to meet and communicate with the Company. The Board of Directors also partici-pates in investor meetings on an ad hoc basis, e.g. as part of regular corporate governance outreach campaigns to our shareholders, as well as their representatives and proxy advisors, to gain insight in the perspective of our shareholders and to discuss their concerns. How do we engage with them? Over the course of the past few years we have actively sought out patient advocacy groups both to provide our financial support for their efforts and programs and also to bring them to our locations for educational events with the Genmab team. Our vision is to establish Genmab as a genuine and authentic leader for the patient voice. In 2022 we plan to increase our patient advocacy engagement as we work toward this goal. In 2021 we hired a Director of Patient Advocacy and provided support for multiple patient-focused organizations including the Danish Cancer Society and the Children’s Health Fund. Due to our efforts we received the 2021 Corporate Achievement Award from CancerCare, a leading national non-profit organization that provides free support services to people impacted by cancer. 78 2021 Annual Report / Management’s Review / Corporate Responsibility

Table of Contents Management’s Review Financial Statements Other Information Corporate Governance Genmab works diligently to improve its guidelines and policies for corporate governance, taking into account the recent trends in international and domestic requirements and recommen-dations. Genmab’s commitment to corporate governance is based on ethics and integrity and forms the basis of its effort to strengthen the confidence that existing and future shareholders, partners, employees and other stakeholders have in Genmab. The role of shareholders and their interaction with Genmab is important. Genmab believes that open and transparent communica-tion is necessary to maintain the confidence of Genmab’s shareholders and achieves this through company announcements, investor meetings and company presentations. Genmab is committed to providing reliable and transparent information about its business, financial results, development programs and scientific results in a clear and timely manner. All Danish companies listed on the Nasdaq Copenhagen exchange are required to disclose in their annual reports how they address the Recommendations for Corporate Governance issued by the Committee on Corporate Governance in December 2020 (the “Recommendations”), applying the “comply-or-explain” principle. The Board of Directors The Board of Directors plays an active role within Genmab in setting the strategies and goals for Genmab and monitoring the operations and results of the company. Board duties include establishing policies for strategy, accounting, organization and finance and the appointment of Executive Management members. The Board of Directors also assesses Genmab’s capital and share structure and is responsible for approving share issues and the grant of warrants and RSUs. Genmab follows the vast majority of the Recommendations, although a specific sub-area has been identified where Genmab’s corporate governance principles differ from the Recommendations: • The Recommendations provide that according to a company’s takeover contingency procedures, the board of directors abstains from countering any takeover bids by taking actions that seek to prevent the shareholders from deciding on the takeover bid, without the approval of the general meeting. Genmab does not have such a restriction in its takeover contingency procedures and retains the right in certain circumstances to reject takeover bids without consulting the shareholders. Genmab believes this provides the Board of Directors with the needed flexibility to best respond to takeover bids and to negotiate with bidders; retaining this flexibility helps the Board of Directors meet its objectives in protecting and creating value in the interest of the shareholders. Actions will be determined on a case-by-case basis with due consideration to the interests of the shareholders and other stakeholders. The Board of Directors has established an annual process whereby the Board of Directors’ performance is assessed through self-evaluation to verify that the Board of Directors is capable of fulfilling its function and responsibilities. When performing these evalua-tions external assistance is obtained every year. The outcome of the Board of Directors’ 2021 self-assessment was positive with only minor areas for improvement identified. Board Committees To support the Board of Directors in its duties, the Board of Directors has established and appointed a Compensation Committee, an Audit and Finance Committee, a Nominating and Corporate Governance Committee and a Scientific Committee. These committees are charged with reviewing issues pertaining to their respective fields that are due to be considered at Board of Directors’ meetings. Written charters specifying the tasks and responsibilities for each of the committees are available on Genmab’s website www.genmab.com. Genmab publishes its statutory report on Corporate Governance for the financial year 2021 cf. Article 107b of the Danish Financial Statements Act (“Lovpligtig redegørelse for virksomhedsledelse jf. årsregnskabslovens § 107 b”) on the Company’s website, including a detailed description of the Board of Directors’ consider-ation in respect of all the Recommendations. The statutory report on Corporate Governance can be found on Genmab’s website https://ir.genmab.com/corporate-governance. For more details on the work, composition and evaluation of the Board of Directors and its committees, reference is made to the statutory report on Corporate Governance. 79 2021 Annual Report / Management’s Review / Corporate Responsibility

Table of Contents Management’s Review Financial Statements Other Information Corporate Governance Remuneration Policy A Remuneration Policy applying to the compensation of members of the Board of Directors and the Executive Management of Genmab A/S has been prepared in accordance with Sections 139 and 139a of the Danish Companies Act and considered and adopted by the 2021 Annual General Meeting pursuant to the Danish Companies Act (in Danish “Selskabsloven”). Disclosure Regarding Change of Control The Danish Financial Statements Act (Section 107a) contains rules relating to listed companies with respect to certain disclosures that may be of interest to the stock market and potential takeover bidders, in particular in relation to disclosure of change of control provisions. More information on share capital is included in note 4.7. Unless otherwise provided in the Danish Companies Act, the adoption of any resolution to amend Genmab A/S’ articles of association shall be subject to the affirmative vote of not less than two thirds of the votes cast, as well as of the voting share capital represented at the general meeting. Genmab A/S’ entire articles of association can be found on our website www.genmab.com. For information on change of control clauses in our collaboration, development and license agreements as well as certain service agreements with the Executive Management and employees, please refer to note 5.5. Change of control clauses related to our warrant and RSU programs are outlined in note 4.6. The Remuneration Policy contains an exhaustive description of the remuneration components for members of the Board of Directors and the Executive Management and includes the reasons for choosing the individual components of the remuneration and a description of the criteria on which the balance between the individual components of the remuneration is based. The latest version, which was adopted by the General Meeting in 2021, can be downloaded from Genmab’s website https://ir.genmab.com/ governance/compensation#content. Compensation Report In accordance with the Recommendations, Genmab has prepared a compensation report for the financial year 2021 that includes information on the total remuneration received by each member of the Board of Directors and the Executive Management from Genmab A/S and other Group companies for the last three years, including information on the most important content of retention and resignation arrangements and the correlation between the remuneration and company strategy and relevant related goals (the “Compensation Report”). The Compensation Report can be found on Genmab’s website https://ir.genmab.com/governance/ compensation#content. 80 2021 Annual Report / Management’s Review / Corporate Responsibility

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Board of Directors



Deirdre P. Connelly

Hispanic/American, 61, Female

Board Chair (Independent, elected by the General Meeting); Chair of the Nominating and Corporate Governance Committee, Member of the Compensation Committee and the Audit and Finance Committee

First elected 2017, current term expires 2022

Special Competencies

More than 30 years' experience as a corporate leader and extensive experience in corporate governance as a board member. Comprehensive experience with business turnaround, corporate culture transformation, product launch and talent development. Successfully directed the launch of more than 20 new pharmaceutical drugs. Former President, North America Pharmaceuticals for GlaxoSmithKline.

Current Board Positions

Member: Lincoln Financial Corporation[1], Macy's Inc.[2]

1. Chair of Corporate Governance Committee, Member of Audit Committee
2. Chair of Nominating and Governance Committee, Member of Compensation and Management Development Committee



Pernille Erenbjerg

Danish, 54, Female

Deputy Chair (Independent, elected by the General Meeting); Chair of the Audit and Finance Committee, Member of the Nominating and Corporate Governance Committee

First elected 2015, current term expires 2022

Special Competencies

Senior executive management and broad business experience from the telecoms, media and tech industries. Extensive experience with operation and strategic transformation of large and complex companies, including digital transformations and digitally based innovation. ESG experience from executive and non-executive positions. Comprehensive all-around background within finance, including extensive exposure to public and private equity and debt investors. Certified Public Accountant background (no longer practicing). Responsible for major transformation processes in complex organizations including M&A. Former CEO and President of TDC Group A/S. Due to her experience and background within accounting, Pernille Erenbjerg qualifies as an audit committee financial expert.

Current Board Positions

Chair: Nordic Entertainment Group (NENT)

Deputy Chair: Millicom[1]

Member: RTL Group[2], GlobalConnect

1. Chair of Compensation Committee
2. Member of Audit Committee



Anders Gersel Pedersen, M.D., Ph.D.

Danish, 70, Male

Board Member (Non-independent, elected by the General Meeting); Chair of the Compensation Committee, Member of the Nominating and Corporate Governance Committee and the Scientific Committee

First elected 2003, current term expires 2022

Special Competencies

Business and management experience in the pharmaceutical industry, including expertise in clinical research, development, regulatory affairs and product life cycle management. Former Executive Vice President of Research & Development of H. Lundbeck A/S.

Current Board Positions

Chair: Aelis Farma S.A.S.

Deputy Chair: Bavarian Nordic A/S[1]

Member: Hansa Biopharma AB[2], Bond 2 Development 2 GP Limited

1. Member of Nomination and Compensation Committee, Member of Science, Technology & Investment Committee
2. Chair of Scientific Committee, Member of Remuneration Committee

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Board of Directors



Paolo Paoletti, M.D.
Italian (U.S. Citizen), 71, Male

Board Member (Independent, elected by the General Meeting); Chair of the Scientific Committee, Member of the Compensation Committee

First elected 2015, current term expires 2022

Special Competencies
Extensive experience in research, development and commercialization in the pharmaceutical industry. Successfully conducted submissions and approvals of new cancer drugs and new indications in the U.S. and in Europe. Responsible for seven new medicines for cancer patients during his 10 years at GlaxoSmithKline and one new cancer medicine during his time at Eli Lilly.

Current Position, Including Managerial Positions
CEO for GammaDelta Therapeutics Limited

Current Board Positions
Member: GammaDelta Therapeutics Limited, PsiOxus Therapeutics Limited



Rolf Hoffmann
German, 62, Male

Board Member (Independent, elected by the General Meeting); Member of the Audit and Finance Committee, and the Scientific Committee

First elected 2017, current term expires 2022

Special Competencies
Extensive international management experience with expertise in creating and optimizing commercial opportunities in global markets. Additional expertise in P&L management, governance and Corporate Integrity Agreement Management, compliance and organizational efficiency. Over 20 years' experience in the international pharmaceutical and biotechnology industries at Eli Lilly and Amgen.

Current Position, Including Managerial Positions
Adjunct Professor Strategy and Entrepreneurship, University of North Carolina Business School

Current Board Positions
Chair: Biotest AG

Member: EUSA Pharma, Inc.[1], Paratek Pharmaceuticals, Inc.[2], IDT Biologika, Semdor Pharma

1. Chair of Remuneration Committee
2. Member of Nominating and Corporate Governance Committee



Mijke Zachariasse, Ph.D.
Dutch, 48, Female

Board Member (Non-independent, elected by the employees)

First elected 2019, current term expires 2022

Special Competencies
Broad experience in people and business management in the natural sciences sector. Specific expertise in building strategic partnerships across sectors, financial and fund management, and setting research strategies in the academic sector.

Current Position, Including Managerial Positions
Senior Director, Head of Antibody Research Materials at Genmab

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Table of Contents Management’s Review Financial Statements Other Information Board of Directors Peter Storm Kristensen Danish, 47, Male Rima Bawarshi Nassar Palestinian-Lebanese (U.S. Citizen), 68, Female Board Member (Non-independent, elected by the employees) First elected 2016, current term expires 2022 Board Member (Non-independent, elected by the employees) First elected 2020, current term expires 2022 Special Competencies Broad legal experience within the pharmaceutical industry with specialty in corporate law, securities law, human resources law as well as drafting and negotiating contracts in general. Special Competencies Extensive expertise in global regulatory affairs and solid under-standing and knowledge of drug research and development. Over 30 years’ experience in international pharmaceutical and biotechnology industries in various therapeutic areas and roles. Successful product submissions and approvals with optimal labeling. Experience in strategic leadership, management and talent development. Current Position, Including Managerial Positions Director, Legal Lead Corporate at Genmab Current Position, including Managerial Positions Vice President, Head of Global Regulatory Affairs — Oncology 83 2021 Annual Report / Management’s Review / Corporate Responsibility

Table of Contents Management’s Review Financial Statements Other Information Senior Leadership Jan G. J. van de Winkel, Ph.D. Dutch, 60, Male Anthony Pagano American, 44, Male Judith Klimovsky, M.D. Argentinian (U.S. Citizen), 65, Female Anthony Mancini Canadian-Italian (U.S. Citizen), 51, Male President & Chief Executive Officer Executive Vice President & Chief Financial Officer Executive Vice President & Chief Development Officer Executive Vice President & Chief Operating Officer Special Competencies Extensive antibody creation and develop-ment expertise, broad knowledge of the biotechnology industry and executive manage-ment skills. Special Competencies Significant knowledge and experience in the life sciences industry particularly as it relates to corporate finance, corporate development, strategic planning, general management, treasury, accounting and corporate governance. Special Competencies Extensive expertise in oncology drug devel-opment from early clinical stages through to marketing approval, experience in clinical practice and leading large teams in pharma-ceutical organizations. Special Competencies Significant expertise and experience in the life sciences industry across strategic and oper-ational leadership roles; commercialization & launch, strategic planning, partnerships/ alliances, general management, leading large Biopharma P&Ls and organizations. Current Board Positions Chair: Hookipa Pharma Member: Leo Pharma, Omega Alpha SPAC Current Board Positions Member: Bellicum Pharmaceuticals 84 2021 Annual Report / Management’s Review / Corporate Responsibility

Table of Contents Management’s Review Financial Statements Other Information Senior Leadership Tahamtan Ahmadi, M.D., Ph.D. Iranian-German (U.S. Citizen), 49, Male Birgitte Stephensen Danish, 61, Female Martine J. van Vugt, Ph.D. Dutch, 51, Female Christopher Cozic American, 44, Male Executive Vice President & Chief Medical Officer, Head of Experimental Medicines Senior Vice President, Head of Global IPR & Legal Senior Vice President, Corporate Strategy and Planning Senior Vice President, Global Human Resources Special Competencies Expertise in strategic leadership, organization design, human resource management, policy development, employee relations, organiza-tional development, and a heavy concentration in all aspects of corporate growth and expansion. Special Competencies Significant expertise in global regulatory and clinical drug development across entire spectrum from pre-IND to life cycle manage-ment; drug discovery and translational research. Special Competencies Intellectual property and legal expertise in the biotechnology field. Special Competencies Extensive knowledge and experience in portfolio, project and alliance management, identifying and leading corporate strategic initiatives, and business development oper-ations and strategy related to corporate transactions and licensing. 85 2021 Annual Report / Management’s Review / Corporate Responsibility

Table of Contents Management’s Review Financial Statements Other Information Financial Statements Financial Statements 87 Financial Statements for the Genmab Group Financial Statements of the Parent Company Directors’ and Management’s Statement on the Annual Report Independent Auditor’s Reports 133 149 150 The financial statements in the 2021 Annual Report are grouped into the following sections: Primar y Statements; Basis of Presentation; Results for the Year; Operating Assets and Liabilities; Capital Structure, Financial Risk and Related Items; and Other Disclosures. Each note to the financial statements includes information about the accounting policies applied and significant manage-ment judgements and estimates in addition to the financial numbers. 86 2021 Annual Report / Financial Statements

Table of Contents Management’s Review Financial Statements Other Information Table of Contents Primary Statements Section 3 Operating Assets and Liabilities Section 5 Other Disclosures 88 89 90 91 Consolidated Statements of Comprehensive Income Consolidated Balance Sheets Consolidated Statements of Cash Flows Consolidated Statements of Changes in Equity 104 106 107 109 109 110 110 111 3.1 Intangible Assets 3.2 Property and Equipment 3.3 Leases 3.4 Other Investments 3.5 Receivables 3.6 Provisions 3.7 Deferred Revenue 3.8 Other Payables 125 5.1 Remuneration of the Board of Directors and Executive Management 5.2 Related Party Disclosures 5.3 Company Over view 5.4 Commitments 5.5 Contingent Assets and Contingent Liabilities 5.6 Fees to Auditors Appointed at the Annual General Meeting 5.7 Adjustments to Cash Flow Statements 5.8 Collaborations and Technology Licenses 5.9 Subsequent Events 128 128 128 128 129 Section 1 Basis of Presentation 92 94 94 1.1 Nature of the Business and Accounting Policies 1.2 New Accounting Policies and Disclosures 1.3 Management’s Judgements and Estimates under IFRS 130 130 132 Section 4 Capital Structure, Financial Risk and Related Items Section 2 Results for the Year 112 112 115 116 117 118 123 4.1 Capital Management 4.2 Financial Risk 4.3 Financial Assets and Liabilities 4.4 Marketable Securities 4.5 Financial Income and Expenses 4.6 Share-Based Instruments 4.7 Share Capital 96 98 99 101 103 2.1 Revenue 2.2 Information about Geographical Areas 2.3 Staff Costs 2.4 Corporate and Deferred Tax 2.5 Profit Per Share 87 2021 Annual Report / Financial Statements / Group

Table of Contents Management’s Review Financial Statements Other Information Primary Statements Income Statement (DKK million) Note 2021 2020 2019 Consolidated Statements of Comprehensive Income Revenue 2.1, 2.2 8,482 10,111 5,366 Research and development expenses Selling, general and administrative expenses 2.3, 3.1, 3.2 2.3, 3.2 (4,181) (1,283) (3,137) (661) (2,386) (342) Operating expenses (5,464) (3,798) (2,728) Operating profit Financial income Financial expenses 3,018 1,667 (702) 6,313 1,149 (1,558) 2,638 228 (7) 4.5 4.5 Net profit before tax Corporate tax 3,983 (975) 5,904 (1,146) 2,859 (693) 2.4 Net profit 3,008 4,758 2,166 Basic net profit per share Diluted net profit per share 2.5 2.5 46.00 45.54 73.00 72.21 34.40 34.03 Statement of Comprehensive Income Net profit 3,008 4,758 2,166 Other comprehensive income: Amounts which may be re-classified to the income statement: Adjustment of foreign currency fluctuations on subsidiaries 27 (44) 6 Total comprehensive income 3,035 4,714 2,172 88 2021 Annual Report / Financial Statements / Group

Table of Contents Management’s Review Financial Statements Other Information Primary Statements (DKK million) Note December 31, 2021 December 31, 2020 Consolidated Assets Intangible assets Property and equipment Right-of-use assets Receivables Deferred tax assets Other investments 2.2, 3.1 2.2, 3.2 2.2, 3.3 2.2, 3.5 2.4 3.4 254 621 354 27 264 371 338 453 283 20 177 1,081 Balance Sheets Total non-current assets 1,891 2,352 Corporate tax receivable Receivables Marketable securities Cash and cash equivalents 2.4 3.5 4.2, 4.4 31 3,367 10,381 8,957 249 2,463 8,819 7,260 Total current assets 22,736 18,791 Total assets 24,627 21,143 Shareholders’ Equity and Liabilities Share capital Share premium Other reserves Retained earnings 4.7 4.7 66 12,029 81 10,020 66 11,894 54 7,107 Total shareholders’ equity 22,196 19,121 Provisions Lease liabilities Deferred revenue Other payables 3.6 3.3 3.7 3.8 13 363 487 – 4 277 487 1 Total non-current liabilities 863 769 Lease liabilities Deferred revenue Other payables 3.3 3.7 3.8 62 26 1,480 42 26 1,185 Total current liabilities 1,568 1,253 Total liabilities 2,431 2,022 Total shareholders’ equity and liabilities 24,627 21,143 89 2021 Annual Report / Financial Statements / Group

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Primary Statements

Consolidated Statements of Cash Flows

(DKK million)	Note	2021	2020	2019
Cash flows from operating activities:				
Net profit before tax		3,983	5,904	2,859
Reversal of financial items, net	4.5	(965)	409	(221)
Adjustment for non-cash transactions	5.7	526	459	291
Change in operating assets and liabilities	5.7	(770)	987	(1,218)
Cash flows from operating activities before financial items		2,774	7,759	1,711
Interest received		208	170	111
Interest elements of lease payments	3.3	(12)	(9)	(7)
Interest paid		-	(11)	(13)
Corporate taxes paid		(742)	(1,476)	(476)
Net cash provided by operating activities		2,228	6,433	1,326
Cash flows from investing activities:				
Investment in intangible assets	3.1	-	-	(32)
Investment in tangible assets	3.2	(252)	(307)	(79)
Marketable securities bought		(15,514)	(12,414)	(5,812)
Marketable securities sold		14,469	10,370	3,940
Other investments bought	3.4	(102)	-	-
Other investments sold	3.4	438	-	-
Net cash (used in) investing activities		(961)	(2,351)	(1,983)
Cash flows from financing activities:				
Warrants exercised		135	140	65
Shares issued for cash		-	-	3,873
Costs related to issuance of shares		-	-	(238)
Principal elements of lease payments	3.3	(58)	(44)	(31)
Purchase of treasury shares		(447)	-	-
Payment of withholding taxes on behalf of employees on net settled RSUs		(50)	(25)	(9)
Net cash provided by (used in) financing activities		(420)	71	3,660
Changes in cash and cash equivalents		847	4,153	3,003
Cash and cash equivalents at the beginning of the period		7,260	3,552	533
Exchange rate adjustments		850	(445)	16
Cash and cash equivalents at the end of the period		8,957	7,260	3,552
Cash and cash equivalents include:				
Bank deposits		8,661	5,054	2,884
Short-term marketable securities		296	2,206	668
Cash and cash equivalents at the end of the period		8,957	7,260	3,552

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Primary Statements

Consolidated Statements of Changes in Equity

(DKK million)	Share capital	Share premium	Translation reserves	Retained earnings	Shareholders' equity
Balance at December 31, 2018	**61**	**8,059**	**92**	**(198)**	**8,014**
Net profit	-	-	-	2,166	2,166
Other comprehensive income	-	-	6	-	6
Total comprehensive income	**-**	**-**	**6**	**2,166**	**2,172**
Transactions with owners:					
Exercise of warrants	1	64	-	-	65
Shares issued for cash	3	3,870	-	-	3,873
Expenses related to capital increases	-	(238)	-	-	(238)
Share-based compensation expenses	-	-	-	147	147
Net settlement of RSUs	-	-	-	(9)	(9)
Tax on items recognized directly in equity	-	-	-	24	24
Balance at December 31, 2019	**65**	**11,755**	**98**	**2,130**	**14,048**
Net profit	-	-	-	4,758	4,758
Other comprehensive income	-	-	(44)	-	(44)
Total comprehensive income	**-**	**-**	**(44)**	**4,758**	**4,714**
Transactions with owners:					
Exercise of warrants	1	139	-	-	140
Share-based compensation expenses	-	-	-	200	200
Net settlement of RSUs	-	-	-	(25)	(25)
Tax on items recognized directly in equity	-	-	-	44	44
Balance at December 31, 2020	**66**	**11,894**	**54**	**7,107**	**19,121**
Net profit	-	-	-	3,008	3,008
Other comprehensive income	-	-	27	-	27
Total comprehensive income	**-**	**-**	**27**	**3,008**	**3,035**
Transactions with owners:					
Exercise of warrants	-	135	-	-	135
Purchase of treasury shares	-	-	-	(447)	(447)
Share-based compensation expenses	-	-	-	310	310
Net settlement of RSUs	-	-	-	(50)	(50)
Tax on items recognized directly in equity	-	-	-	92	92
Balance at December 31, 2021	**66**	**12,029**	**81**	**10,020**	**22,196**

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Table of Contents Management’s Review Financial Statements Other Information Section 1 1.1 Nature of the Business and Accounting Policies Genmab A/S is a publicly traded, international biotechnology company that was founded in 1999 and specializes in the creation and development of differentiated antibody therapeutics for the treatment of cancer and other diseases. Genmab has four approved products commercialized by third-parties, one approved product that is jointly commercialized with a collaboration partner, a broad clinical and preclinical product pipeline and proprietary next-generation antibody technologies. Section 3 — Operating Assets and Liabilities 3.1 Intangible Assets Basis of Presentation These consolidated financial statements include Genmab A/S (the parent company) and subsidiaries over which the parent company has control. The Genmab consolidated Group is refer-enced herein as “Genmab” or the “Company”. 3.2 Property and Equipment 3.3 Leases 3.4 Other Investments 3.5 Receivables 3.6 Provisions 3.8 Other Payables Section 4 — Capital Structure, Financial Risk and Related Items 4.3 Financial Assets and Liabilities The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as endorsed by the EU and further requirements in the Danish Financial Statements Act. The consolidated financial statements were approved by the Board of Directors and authorized for issue on February 16, 2022. Except as outlined in note 1.2, the financial statements have been prepared using the same accounting policies as 2020. This section describes Genmab’s financial accounting policies including management’s judgements and estimates under International Financial Reporting Standards (IFRS). New or revised EU endorsed accounting standards and interpretations are described, in addition to how these changes are expected to impact the financial performance and reporting of Genmab. 4.4 Marketable Securities 4.5 Financial Income and Expenses Section 5 — Other Disclosures 5.5 Contingent Assets, Contingent Liabilities and Subsequent Events Genmab describes the accounting policies in conjunction with each note with the aim to provide a more understandable description of each accounting area. Materiality Genmab’s Annual Report is based on the concept of materiality and the Company focuses on information that is considered material and relevant to the users of the consolidated financial statements. The consolidated financial statements consist of a large number of transactions. These transactions are aggregated into classes according to their nature or function and presented in classes of similar items in the consolidated financial statements as required by IFRS and the Danish Financial Statements Act. If items are indi-vidually immaterial, they are aggregated with other items of similar nature in the financial statements or in the notes. Please refer to the overview below to see in which note/section the detailed accounting policy is included. iXBRL Reporting Genmab is required to file the Annual Report in the European Single Electronic Format (ESEF) using the XHTML format and to tag the primary consolidated financial statements using Inline eXtensible Business Reporting Language (iXBRL). The iXBRL tags comply with the ESEF taxonomy. Where a financial statement line item is not defined in the ESEF taxonomy, an extension to the taxonomy has been created. The annual report submitted to the Danish Financial Supervisory Authority consists of the XHTML document together with certain technical files, all included in a file named 529900MTJPDPE4MHJ122-2021-12-31-en.zip. Section 2 — Results for the Year 2.1 Revenue 2.2 Information about Geographical Areas 2.3 Staff Costs 2.4 Corporate and Deferred Tax 2.5 Result per Share The disclosure requirements are substantial in IFRS and for Danish listed companies. Genmab provides these specific required disclosures unless the information is considered immaterial to the economic decision making of the readers of the financial statements or not applicable. 92 2021 Annual Report / Financial Statements / Group

Table of Contents Management’s Review Financial Statements Other Information Section 1 Basis of Presentation / 1.1 Nature of the Business and Accounting Policies Consolidated Financial Statements The consolidated financial statements include Genmab A/S and subsidiaries over which the parent company has control. The parent controls a subsidiary when the parent is exposed to, or has rights to, variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power to direct the activities of the subsidiary. A Company overview is included in note 5.3. Foreign Currency Transactions in foreign currencies are translated at the exchange rates in effect at the date of the transaction. Statements of Cash Flows The cash flow statement is presented using the indirect method with basis in the net profit before tax. Exchange rate gains and losses arising between the transac-tion date and the settlement date are recognized in the income statement as financial income or expense. Cash flows from operating activities are stated as the net profit before tax adjusted for net financial items, non-cash operating items such as depreciation, amortization, impairment losses, share-based compensation expenses, provisions, and for changes in operating assets and liabilities, interest paid and received, interest elements of lease payments and corporate taxes paid or received. Operating assets and liabilities are mainly comprised of changes in receivables and other payables excluding the items included in cash and cash equivalents. Changes in non-current assets and liabilities are included in operating assets and liabilities, if related to the main revenue-producing activities of Genmab. Unsettled monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Exchange rate gains and losses arising between the transaction date and the balance sheet date are recognized in the income statement as financial income or expense. Genmab’s consolidated financial statements have been prepared on the basis of the financial statements of the parent company and subsidiaries — prepared under Genmab’s accounting policies — by combining similar accounting items on a line-by-line basis. On consolidation, intercompany income and expenses, intercompany receivables and payables, and unrealized gains and losses on trans-actions between the consolidated companies are eliminated. Classification of Operating Expenses in the Income Statement Research and Development Expense Research and development expenses primarily include salaries, benefits and other employee related costs of Genmab’s research and development staff, license costs, manufacturing costs, preclin-ical costs, clinical trials, contractors and outside service fees, amortization and impairment of licenses and rights related to intangible assets, and depreciation of property and equipment, to the extent that such costs are related to the Group’s research and development activities. Please see note 3.1 for a more detailed description on the treatment of Genmab’s research and develop-ment expenses. Cash flows from investing activities consist of purchases and sales of marketable securities and other investments, as well as purchases of intangible assets and property and equipment. The recorded value of the equity interests in the consolidated subsidiaries is eliminated with the proportionate share of the subsidiaries’ equity. Subsidiaries are consolidated from the date when control is transferred to the Group. Cash flows from financing activities relate to the issuance of shares, purchase of treasury shares, payments of withholding taxes on behalf of employees on net settled RSUs and payments of long-term loans including installments on lease liabilities. The income statements for subsidiaries with a different functional currency than Genmab’s presentation currency are translated into Genmab’s presentation currency at average exchange rates, and the balance sheets are translated at the exchange rate in effect at the balance sheet date. Cash and cash equivalents are comprised of cash, bank deposits, and marketable securities with a maturity of less than ninety days on the date of acquisition. Exchange rate differences arising from the translation of foreign subsidiaries shareholders’ equity at the beginning of the year and exchange rate differences arising as a result of foreign subsidiaries’ income statements being translated at average exchange rates are recorded in translation reserves in shareholders’ equity. Selling, General and Administrative Expense Selling, general and administrative expenses relate to the manage-ment and administration of Genmab, including commercialization activities. This includes salaries, benefits and other headcount costs related to management and support functions including human resources, information technology and the finance depart-ments. In addition, depreciation and impairment of property and equipment, to the extent such expenses are related to administra-tive functions are also included. Selling, general and administrative expenses are recognized in the income statement in the period to which they relate. The statements of cash flows cannot be derived solely from the financial statements. Treasury Shares The total amount paid to acquire treasury shares including directly attributable costs and the proceeds from the sale of treasury shares are recognized in retained earnings. Functional and Presentation Currency The financial statements have been prepared in Danish Kroner (DKK), which is the functional and presentation currency of the parent company. 93 2021 Annual Report / Financial Statements / Group

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Section 1 Basis of Presentation / **1.2** New Accounting Policies and Disclosures

Research Collaborations, License Agreements and Collaborative Agreements

Research Collaborations and License Agreements
Genmab continues to pursue the establishment of research collaborations and licensing agreements. These arrangements often include upfront payments, expense reimbursements or payments to the collaboration partner, and milestone and royalty arrangements, contingent upon the occurrence of certain future events linked to the success of the asset in development.

In regard to Genmab's license agreements with Janssen, Novartis and Roche, each of these parties retain final decision making authority over the relevant activities and as such no joint control exists. Refer to **note 2.1** for additional information related to revenue from these parties.

Genmab's other significant research collaborations and license agreements are with Janssen (DuoBody), CureVac, Immatics and Bolt.

Joint Collaborative Agreements
Genmab has entered into a number of joint collaborative agreements. These agreements often include upfront payments, expense reimbursements or payments to the collaboration partner, and milestone and royalty arrangements, contingent upon the occurrence of certain future events linked to the success of the asset in development.

These agreements also provide Genmab with varying rights to develop, produce and market products together with its collaborative partners. Both parties in these arrangements are active participants and are exposed to significant risks and rewards dependent on the commercial success of the activities of the collaboration. In 2021, Genmab's more significant collaboration agreements are with AbbVie (Epcoritamab), Seagen (Tisotumab vedotin) and BioNTech.

In September 2021 Tisotumab vedotin was approved in the United States and is marketed under the trade name Tivdak. Seagen records product sales of Tivdak in the United States and Genmab shares 50% of the profits for this product. Genmab's share of profits were immaterial in 2021.

Refer to **note 2.1** for additional information related to revenue from the AbbVie collaboration.

Refer to **note 5.8** for detailed information regarding Genmab's Research Collaborations, License Agreements and Collaborative Agreements.

1.2 New Accounting Policies and Disclosures

New Accounting Policies and Disclosures for 2021

Genmab has, with effect from January 1, 2021, implemented the following standards and amendments:

- Leases: Covid-19 Related Rent Concessions beyond 30 June 2021 — Amendments to IFRS 16
- Interest Rate Benchmark Reform — Phase 2 — Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The implementation of the above amendments did not have any impact on amounts recognized in prior periods and is not expected to have a material impact in the current or future reporting periods.

New Accounting Policies and Disclosures Effective in 2022 or Later

The IASB has issued a number of new standards and updated some existing standards, the majority of which are effective for accounting periods beginning on January 1, 2022 or later. Therefore, they are not incorporated in these consolidated financial statements. There are no standards presently known that are not yet effective and that would be expected to have a material impact on Genmab in current or future reporting periods and on foreseeable future transactions.

1.3 Management's Judgements and Estimates under IFRS

In preparing financial statements under IFRS, certain provisions in the standards require management's judgements, including various accounting estimates and assumptions. These judgements and estimates affect the application of accounting policies, as well as reported amounts within the consolidated financial statements and disclosures.

Determining the carrying amount of certain assets and liabilities requires judgements, estimates and assumptions concerning future events that are based on historical experience and other factors, which by their very nature are associated with uncertainty and unpredictability.

Accounting estimates are based on historical experience and various other factors relative to the circumstances in which they are applied. Estimates are generally made based on information available at the time. An example would include management's estimation of useful lives of intangible assets.

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Table of Contents Management’s Review Financial Statements Other Information Section 1 Basis of Presentation / 1.3 Management’s Judgements and Estimates under IFRS Accounting judgements are made in the process of applying accounting policies. These judgements are typically made based on the guidance and information available at the time of application. Examples would include management’s judgements utilized in determining revenue recognition. negatively. Specific risks for Genmab are discussed in the relevant section of this Annual Report and in the notes to the consolidated financial statements. The areas involving a high degree of judgement and estimation that are significant to the consolidated financial statements are summa-rized below. Refer to the identified notes for further information on the key accounting estimates and judgements utilized in the prepa-ration of the consolidated financial statements. These estimates and judgements may prove incomplete or incorrect, and unexpected events or circumstances may arise. Genmab is also subject to risks and uncertainties which may lead actual results to differ from these estimates, both positively and Accounting Policy Key Accounting Estimates and Judgements Note Reference Estimation Risk Revenue Recognition Judgement in assessing the nature of combined performance obligations within contracts Estimation of partner net sales amounts in the calculation of royalties Judgement in assessing the probability of attainment of milestones Estimation of variable consideration Note 2.1 Moderate/High Share Based Compensation Judgement in selecting assumptions required for valuation of Warrant grants Note 2.3 Moderate Current and deferred income taxes Judgement and estimate regarding valuation of deferred income tax assets Estimation in developing the provision for any uncertain tax positions Note 2.4 Moderate Intangible assets Estimation of useful lives of intangible assets Judgement in determining impairment of an intangible asset Note 3.1 Low Capitalization of research and development costs Judgement involved in determining when a development project reached technological feasibility Note 3.1 Low 95 2021 Annual Report / Financial Statements / Group

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Section 2

Results for the Year

This section includes disclosures related to revenue, information about geographical areas, staff costs, corporate and deferred tax and profit per share. A detailed description of the results for the year is provided in the Financial Review section in the Management's Review.

2.1 Revenue

(DKK million)	2021	2020	2019
Revenue by type:			
Royalties	6,977	4,741	3,155
Reimbursement revenue	531	431	342
Milestone revenue	954	351	1,869
License revenue	-	4,588	-
Collaboration revenue	20	-	-
Total	**8,482**	**10,111**	**5,366**
Revenue by collaboration partner:			
Janssen	6,847	4,693	4,983
AbbVie	245	4,398	-
Roche	603	305	7
BioNTech	416	230	115
Novartis	236	212	23
Seagen	135	201	226
Other collaboration partners	-	72	12
Total	**8,482**	**10,111**	**5,366**

Revenue may vary from period to period as revenue comprises royalties, reimbursement revenue of certain research and development costs or revenue from net profit arrangements under Genmab's collaboration agreements, milestone revenue and license revenue. Refer to page 61 of the Financial Review for details of royalties by product.

§ Accounting Policies

Genmab recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that Genmab determines are within the scope of IFRS 15, Genmab performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Genmab only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, Genmab assesses the goods and services promised within each contract and identifies as a performance obligation each goods or service that is distinct. Revenue is recognized in the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

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Table of Contents Management’s Review Financial Statements Other Information Section 2 Results for the Year / 2.1 Revenue Royalties: Certain of Genmab’s license and collaboration agree-ments include sales-based royalties including commercial milestone payments based on the level of sales. The license has been deemed to be the predominant item to which the royalties relate under Genmab’s license and collaboration agreements. As a result, Genmab recognizes revenue when the related sales occur. License Revenue for Intellectual Property: If the license to Genmab’s functional intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, Genmab recognizes revenues from non-refundable upfront fees allocated to the license at the point in time the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, Genmab utilizes judgement to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. Under all of Genmab’s existing license and collabora-tion agreements the license to functional intellectual property has been determined to be distinct from other performance obligations identified in the agreement. DuoBody-CD3x5T4, (4) co-development costs related to the product concepts that will be under a separate research collaboration agreement. The total transaction price under the agreement was determined to be the USD 750 million (DKK 4,911 million) upfront payment as the future potential milestone amounts were not deemed to be highly probable as they are contingent upon success in future clinical trials and regulatory approvals which are not within Genmab’s control and were uncertain at the inception of the agreement. Milestones will be recognized when their achievement is deemed to be highly probable and a significant revenue reversal would not occur. Upon commercialization of products, if any, under this agreement, royalties and net sales-based milestones will be recognized when the related sales occur. Reimbursement Revenue for R&D Services: Genmab’s research collaboration agreements include the provisions for reimburse-ment or cost sharing for research and development services and payment for full-time equivalent employees (FTEs) at contractual rates. R&D services are performed and satisfied over time given that the customer simultaneously receives and consumes the benefits provided by Genmab and revenue for research services is recog-nized over time rather than at a point in time. The total transaction price of USD 750 million (DKK 4,911 million) was allocated to the four performance obligations based on the best estimate of relative stand-alone selling prices. For the license grants, Genmab based the stand-alone selling price on a discounted cash flow approach and considered several factors including, but not limited to, discount rate, development timeline, regulatory risks, estimated market demand and future revenue potential. For co-development activities related to the product concepts, a cost-plus margin approach was utilized. The allocation of the trans-action price to the performance obligations is summarized below: Milestone Revenue: At the inception of each arrangement that includes milestone payments, Genmab evaluates whether the achievement of milestones is considered highly probable and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a signif-icant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of Genmab or the license and collabo-ration partner, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which Genmab recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, Genmab re-evaluates the probability of achievement of such development milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjust-ment. Under all of Genmab’s existing license and collaboration agreements, milestone payments have been allocated to the license transfer performance obligation. Collaboration Revenue: Collaboration revenue includes net profit sharing arrangements for the sale of commercial products. When Genmab is determined to be the principal in sales to end customers, all product sales are included in net product sales in the income statement. As of December 31, 2021, Genmab has not recorded any net product sales. When Genmab’s collaboration partner is determined to be the principal in sales to end customers, Genmab’s share of net profits is included in collaboration revenue. • Delivery of licenses for the three programs: USD 672 million (DKK 4,398 million) • Co-development activities for the product concepts: USD 78 million (DKK 513 million) AbbVie Collaboration Agreement On June 10, 2020, Genmab entered into a broad collaboration agreement to jointly develop and commercialize epcoritamab (DuoBody-CD3xCD20), DuoHexaBody-CD37 and DuoBody-CD3x5T4 and a discovery research collaboration for future differentiated antibody therapeutics for cancer. Under the terms of the agreement, Genmab received a USD 750 million upfront payment in July 2020. The performance obligations related to the delivery of licenses were completed at a point in time ( June 2020) and Genmab recognized USD 672 million (DKK 4,398 million) as license fee revenue in June 2020. After delivery of the licenses, Genmab shares further devel-opment and commercial costs equally with AbbVie. AbbVie is not assessed as a customer but as a collaboration partner, and as such this part of the collaboration is not in scope of IFRS 15. Within this AbbVie Agreement, Genmab identified four performance obligations: (1) delivery of license for epcoritamab, (2) delivery of license for DuoHexaBody-CD37, (3) delivery of license for 97 2021 Annual Report / Financial Statements / Group

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Section 2 Results for the Year / 2.2 Information about Geographical Areas

The remaining transaction price of USD 78 million (DKK 513 million) related to the co-development activities for the product concepts was recorded as Deferred revenue and is expected to be recognized as revenue as activities are performed, which is estimated to be over a seven-year period. This seven-year period approximates an average development life cycle for these types of projects. Revenue will be recognized for the co-development activities based on a measure of Genmab's efforts toward satisfying the performance obligation relative to the total expected efforts or inputs to satisfy the performance obligation. No revenue has been recognized in 2021 or 2020. In future reporting periods, Genmab will reevaluate the estimates related to its efforts toward satisfying the performance obligation and may record a change in estimate if deemed necessary.

Genmab engaged third-party valuation specialists to assist with the allocation of the transaction price. In formulating the allocation of the transaction price various valuation techniques were utilized, including a discounted cash flow approach and a cost-plus margin approach.

The utilization of the discounted cash flow approach considered several factors including, but not limited to, discount rate, development timeline, regulatory risks, estimated market demand and future revenue potential. The utilization of the cost-plus margin approach considered several factors, including but not limited to, discount rate, estimated development costs and profit margin.

Refer to note 5.5 for detailed information regarding Genmab's legal matter of the Janssen Binding Arbitration.

Refer to note 5.8 for detailed information regarding Genmab's significant Research Collaborations, License Agreements and Collaborative Agreements.

Management's Judgements and Estimates

Revenue Recognition

Evaluating the criteria for revenue recognition under license and collaboration agreements requires management's judgement to assess and determine the following:

- The nature of performance obligations and whether they are distinct or should be combined with other performance obligations to determine whether the performance obligations are satisfied over time or at a point in time.
- An assessment of whether the achievement of milestone payments is highly probable.
- The stand-alone selling price of each performance obligation identified in the contract using key assumptions which may include forecasted revenues, development timelines, reimbursement rates for personnel costs, discount rates and probabilities of technical and regulatory success.
- The estimate of the amount of variable consideration expected to be received upon the finalization of the Janssen arbitration.

2.2 Information about Geographical Areas

Genmab is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any licensed products, marketed products, product candidates or geographical markets and no segment information is currently prepared for internal reporting.

Accordingly, it has been concluded that it is not relevant to include segment disclosures in the financial statements as Genmab's business activities are not organized on the basis of differences in related product and geographical areas.

	Revenue	Non-current assets	Revenue	Non-current assets	Revenue	Non-current assets
(DKK million)	2021		2020		2019	
Denmark	8,482	269	10,111	344	5,366	475
Netherlands	-	422	-	380	-	336
United States	-	470	-	370	-	84
Japan	-	95	-	-	-	-
Total	**8,482**	**1,256**	**10,111**	**1,094**	**5,366**	**895**

Accounting Policies

Geographical information is presented for Genmab's revenue and non-current assets. Revenue is attributed to countries on the basis of the location of the legal entity holding the contract with the counterparty and operations. Non-current assets comprise intangible assets, property and equipment, right-of-use assets and receivables.

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Section 2 Results for the Year / 2.3 Staff Costs

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2.3
Staff Costs

(DKK million)	2021	2020	2019
Wages and salaries	1,174	694	489
Share-based compensation	310	200	147
Defined contribution plans	80	51	39
Other social security costs	155	108	72
Government grants	(122)	(119)	(96)
Total	**1,597**	**934**	**651**
Staff costs are included in the income statement as follows:			
Research and development expenses	1,190	803	572
Selling, general and administrative expenses	529	250	175
Government grants related to research and development expenses	(122)	(119)	(96)
Total	**1,597**	**934**	**651**
Average number of FTE	**1,022**	**656**	**471**
Number of FTE at year-end	**1,212**	**781**	**548**

Please refer to **note 5.1** for additional information regarding the remuneration of the Board of Directors and Executive Management.

Government grants, which are a reduction of payroll taxes in the Netherlands, amounted to DKK 122 million in 2021, DKK 119 million in 2020 and DKK 96 million in 2019. These amounts are an offset to wages and salaries and research and development costs in the income statement. The increase in the respective periods was primarily due to increased research activities in the Netherlands.

§ Accounting Policies

Share-Based Compensation Expenses

Genmab A/S has established an RSU program as an incentive for Genmab's employees, members of the Executive Management, and members of the Board of Directors. Additionally, Genmab A/S has established a warrant program as an incentive for all the Genmab Group's employees, and members of the Executive Management. Genmab applies IFRS 2, according to which the fair value of the warrants and RSUs at grant date is recognized as an expense in the income statement over the vesting period. Such compensation expenses represent calculated values of warrants and RSUs granted and do not represent actual cash expenditures. A corresponding amount is recognized in shareholders' equity as both the warrant and RSU programs are designated as equity-settled share-based payment transactions.

Government Grants

The Dutch Research and Development Act "WBSO" provides compensation for a part of research and development wages and other costs through a reduction in payroll taxes. WBSO grant amounts are offset against wages and salaries and included in research and development expenses in the income statement.

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Management's Judgements and Estimates

Share-Based Compensation Expenses

In accordance with IFRS 2, the fair value of the warrants and RSUs at grant date is recognized as an expense in the income statement over the vesting period, the period of delivery of work. Subsequently, the fair value is not remeasured.

The fair value of each warrant granted during the year is calculated using the Black-Scholes pricing model. This pricing model requires the input of subjective assumptions such as:

- The **expected stock price volatility,** which is based upon the historical volatility of Genmab's stock price;
- The **risk-free interest rate,** which is determined as the interest rate on Danish government bonds (bullet issues) with a maturity of five years;
- The **expected life of warrants,** which is based on vesting terms, expected rate of exercise and life terms in the current warrant program.

These assumptions can vary over time and can change the fair value of future warrants granted.

Valuation Assumptions for Warrants Granted in 2021, 2020 and 2019

The fair value of each warrant granted during the year is calculated using the Black-Scholes pricing model with the following assumptions:

	2021	2020	2019
Weighted average			
Fair value per warrant on grant date	701.82	631.51	425.80
Share price	2,282.35	2,009.79	1,483.58
Exercise price	2,282.35	2,009.79	1,483.58
Expected dividend yield	0%	0%	0%
Expected stock price volatility	36.6%	37.0%	34.2%
Risk-free interest rate	-0.54%	-0.58%	-0.56%
Expected life of warrants	5 years	5 years	5 years

Based on a weighted average fair value per warrant of DKK 701.82 in 2021, DKK 631.51 in 2020 and DKK 425.80 in 2019, the total fair value of warrants granted amounted to DKK 124 million, DKK 75 million and DKK 131 million on the grant date in 2021, 2020 and 2019, respectively.

The fair value of each RSU granted during the year is equal to the closing market price on the date of grant of one Genmab A/S share. Based on a weighted average fair value per RSU of DKK 2,236.44 in 2021, DKK 1,927.83 in 2020 and DKK 1,511.70 in 2019, the total fair value of RSUs granted amounted to DKK 416 million, DKK 90 million and DKK 176 million on the grant date in 2021, 2020 and 2019, respectively.

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Section 2 Results for the Year / 2.4 Corporate and Deferred Tax

2.4
Corporate and Deferred Tax

Taxation — Income Statement & Shareholders' Equity

(DKK million)	2021	2020	2019
Current tax on profit	968	1,191	444
Adjustment to deferred tax	(371)	(112)	294
Adjustment to valuation allowance	378	67	(45)
Total tax for the period in the income statement	**975**	**1,146**	**693**

(DKK million)	2021	2020	2019
Net profit before tax	3,983	5,904	2,859
Tax at the Danish corporation tax rate of 22% for all periods	**876**	**1,299**	**629**
Tax effect of:			
Adjustment to valuation allowance	137	67	-
Recognition of previously unrecognized tax losses and deductible temporary differences	119	(222)	(19)
Non-deductible expenses/non-taxable income and other permanent differences, net	(147)	(5)	75
All other	(10)	7	8
Total tax effect	**99**	**(153)**	**64**
Total tax for the period in the income statement	**975**	**1,146**	**693**
Total tax for the period in shareholders' equity	**(31)**	**(44)**	**(24)**
Effective Tax Rate	**24.5%**	**19.4%**	**24.2%**

Corporate tax consists of current tax and the adjustment of deferred taxes during the year. The corporate tax expense was DKK 975 million in 2021, DKK 1,146 million in 2020 and DKK 693 million in 2019. In 2021, 2020 and 2019 tax expense of DKK 31 million, DKK 44 million and DKK 24 million, respectively, were recorded directly in shareholders' equity, which related to excess tax benefits for share-based compensation.

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Taxation — Balance Sheet

Significant components of the deferred tax asset are as follows:

(DKK million)	2021	2020
Share-based instruments	136	43
Deferred revenue	113	113
Other temporary differences	15	21
Total Deferred Taxes	264	177

Genmab recognizes deferred income tax assets if it is probable that sufficient taxable income will be available in the future, against which the temporary differences and unused tax losses can be utilized. Management has considered future taxable income and applied its judgement in assessing whether deferred income tax assets should be recognized.

As of December 31, 2021, and 2020, Genmab had gross tax loss carryforwards of DKK 2.7 billion and DKK 2.5 billion, respectively, to reduce future taxable income in the U.S. and the Netherlands. The loss carryforwards generally expire in various periods through 2037 except to the extent that the U.S. tax loss originating after 2017, and the tax losses in the Netherlands available as of December 31, 2021, will carryforward indefinitely.

§ Accounting Policies

Corporate Tax

Corporate tax, which consists of current tax and deferred taxes for the year, is recognized in the income statement, except to the extent that the tax is attributable to items which directly relate to shareholders' equity or other comprehensive income.

Current tax assets and liabilities for current and prior periods are measured at the amounts expected to be recovered from or paid to the tax authorities.

Deferred Tax

Deferred tax is accounted for under the liability method which requires recognition of deferred tax on all temporary differences between the carrying amount of assets and liabilities and the tax base of such assets and liabilities. This includes the tax value of certain tax losses carried forward.

Deferred tax is calculated in accordance with the tax regulations in the local countries and the tax rates expected to be in force at the time the deferred tax is utilized. Changes in deferred tax as a result of changes in tax rates are recognized in the income statement.

Deferred tax assets resulting from temporary differences, including the tax value of losses to be carried forward, are recognized only to the extent that it is probable that future taxable profit will be available against which the differences can be utilized.

Management's Judgements and Estimates

Deferred Tax

Genmab recognizes deferred tax assets, including the tax base of tax loss carryforwards, if management assesses that these tax assets can be offset against positive taxable income within a foreseeable future. This judgement is made on an ongoing basis and is based on numerous factors, including actual results, budgets and business plans for the coming years.

Realization of deferred tax assets is dependent upon a number of factors, including future taxable earnings, the timing and amount of which is highly uncertain. A significant portion of Genmab's future taxable income will be driven by future events that are highly susceptible to factors outside the control of the Group including commercial growth of DARZALEX, specific clinical outcomes, regulatory approvals, advancement of Genmab's product pipeline and other matters. Genmab intends to continue maintaining a valuation allowance against a significant portion of its deferred tax assets related to its subsidiaries until there is sufficient evidence to support the reversal of all or some additional portion of these allowances. The Company may release an additional part of its valuation allowance against its deferred tax assets related to its subsidiaries. This release would result in the recognition of certain deferred tax assets and a decrease to income tax expense for the period such release is recorded.

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Table of Contents Management’s Review Financial Statements Other Information Section 2 Results for the Year / 2.5 Profit Per Share 2.5 Profit Per Share Accounting Policies Basic Net Profit per Share Basic net profit per share is calculated as the net profit for the year divided by the weighted average number of outstanding ordinary shares, excluding treasury shares. 2021 2020 2019 (DKK million) Net profit 3,008 4,758 2,166 Diluted Net Profit per Share Diluted net profit per share is calculated as the net profit for the year divided by the weighted average number of outstanding ordinary shares, excluding treasury shares adjusted for the dilutive effect of share equivalents. (Shares) Average number of shares outstanding Average number of treasury shares 65,634,300 (238,663) 65,315,975 (136,969) 63,126,771 (163,958) Average number of shares excl. treasury shares Average number of share-based instruments, dilution 65,395,637 650,114 65,179,006 706,869 62,962,813 674,030 Average number of shares, diluted 66,045,751 65,885,875 63,636,843 Basic net profit per share Diluted net profit per share 46.00 45.54 73.00 72.21 34.40 34.03 In the calculation of the diluted net profit per share for 2021, 43,654 warrants (none of which were vested) have been excluded as these share-based instruments are out of the money, compared to 68,605 (none of which were vested) for 2020. In 2019, 299,573 warrants (of which 744 were vested) have been excluded as these share-based instruments are out of the money. 103 2021 Annual Report / Financial Statements / Group

Table of Contents Management’s Review Financial Statements Other Information Section 3 3.1 Intangible Assets Operating Assets and Liabilities This section covers the operating assets and related liabilities that form the basis for Genmab’s activities. Deferred tax assets and liabilities are included in note 2.4. Assets related to Genmab’s financing activities are shown in section 4. Licenses, Rights, and Patents (DKK million) 2021 Cost per January 1 Additions for the year Disposals for the year Exchange rate adjustment 891 – – – Cost at December 31 891 Accumulated amortization and impairment per January 1 Amortization for the year Impairment for the year Disposals for the year Exchange rate adjustment (553) (84) – – – Accumulated amortization and impairment per December 31 (637) Carrying amount of Intangible Assets at December 31 254 2020 Cost per January 1 Additions for the year Disposals for the year Exchange rate adjustment 897 – (5) (1) Cost at December 31 891 Accumulated amortization and impairment per January 1 Amortization for the year Impairment for the year Disposals for the year Exchange rate adjustment (427) (109) (22) 5 – Accumulated amortization and impairment per December 31 (553) Carrying amount of Intangible Assets at December 31 338 2021 2020 2019 (DKK million) Amortization and impairments are included in the income statement as follows: Research and development expenses 84 131 99 Total 84 131 99 104 2021 Annual Report / Financial Statements / Group

Table of Contents Management’s Review Financial Statements Other Information Section 3 Operating Assets and Liabilities / 3.1 Intangible Assets Antibody Clinical Trial Material Purchased for Use in Clinical Trials According to our accounting policies, antibody clinical trial material (antibodies) for use in clinical trials that are purchased from third parties will only be recognized in the balance sheet at cost and expensed in the income statement when consumed, if all criteria for recognition as an asset are fulfilled. Accounting Policies Management’s Judgements and Estimates Research and Development Genmab currently has no internally generated intangible assets from development, as the criteria for recognition of an asset are not met as described below. Research and Development Internally Generated Intangible Assets According to IAS 38, intangible assets arising from development projects should be recognized in the balance sheet. The criteria that must be met for capitalization are that: Licenses and Rights Licenses, rights, and patents are initially measured at cost and include the net present value of any future payments. The net present value of any future payments is recognized as a liability. Milestone payments are accounted for as an increase in the cost to acquire licenses, rights, and patents. Genmab acquires licenses and rights primarily to gain access to targets and technologies identified by third parties. During both 2021 and 2020, no antibodies purchased from third parties for use in clinical trials have been capitalized, as these anti-bodies do not qualify for being capitalized as inventory under either the “Framework ” to IAS/IFRS or IAS 2. • the development project is clearly defined and identifiable and the attributable costs can be measured reliably during the development period; • the technological feasibility, adequate resources to complete and a market for the product or an internal use of the product can be documented; and • management has the intent to produce and market the product or to use it internally. Management has concluded that the purchase of antibodies from third parties cannot be capitalized as the technical feasibility is not proven and no alternative use exists. Expenses in connection with the purchase of antibodies are expensed as incurred. Amortization Licenses, rights, and patents are amortized using the straight-line method over the estimated useful life of five to seven years. Amortization, impairment losses, and gains or losses on the disposal of intangible assets are recognized in the income statement as research and development costs. Estimation of Useful Life Genmab has licenses, rights, and patents that are amortized over an estimated useful life of the intangible asset. As of December 31, 2021, the carrying amount of the intangible assets was DKK 254 million as compared to DKK 338 million as of December 31, 2020. Genmab estimates the useful life of the intangible assets to be at least seven years based on the expected obsolescence of such assets. However, the actual useful life may be shorter or longer than seven years, depending on the development risk, the proba-bility of success related to the development of a clinical drug as well as potential launch of competing products. Such an intangible asset should be recognized if sufficient certainty can be documented that the future income from the development project will exceed the aggregate cost of production, development, and sale and administration of the product. Impairment If circumstances or changes in Genmab’s operations indicate that the carrying amount of non-current assets in a cash-generating unit may not be recoverable, management reviews the asset for impairment. A development project involves a single product candidate under-going a high number of tests to illustrate its safety profile and its effect on humans prior to obtaining the necessary final approval of the product from the appropriate authorities. The future economic benefits associated with the individual development projects are dependent on obtaining such approval. Considering the significant risk and duration of the development period related to the develop-ment of biological products, management has concluded that the future economic benefits associated with the individual projects cannot be estimated with sufficient certainty until the project has been finalized and the necessary final regulatory approval of the product has been obtained. Accordingly, Genmab has not recognized such assets at this time and therefore all research and development costs are recognized in the income statement when incurred. 105 2021 Annual Report / Financial Statements / Group

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Section 3 Operating Assets and Liabilities / 3.2 Property and Equipment

3.2
Property and Equipment

(DKK million)	Leasehold improvements	Equipment, furniture and fixtures	Assets under construction	Total property and equipment
2021				
Cost per January 1	287	416	14	717
Additions for the year	29	120	111	260
Transfers between the classes	70	3	(73)	-
Disposals for the year	-	(9)	-	(9)
Exchange rate adjustment	14	7	-	21
Cost at December 31	**400**	**537**	**52**	**989**
Accumulated depreciation and impairment at January 1	(43)	(221)	-	(264)
Depreciation for the year	(46)	(64)	-	(110)
Impairment for the year	-	-	-	-
Disposals for the year	-	-	-	-
Exchange rate adjustment	(1)	(2)	-	(3)
Accumulated depreciation on disposals	-	9	-	9
Accumulated depreciation and impairment at December 31	**(90)**	**(278)**	**-**	**(368)**
Carrying amount at December 31	**310**	**259**	**52**	**621**
2020				
(DKK million)				
Cost per January 1	98	279	49	426
Additions for the year	8	74	225	307
Transfers between the classes	181	68	(249)	-
Disposals for the year	-	(2)	(5)	(7)
Exchange rate adjustment	-	(3)	(6)	(9)
Cost at December 31	**287**	**416**	**14**	**717**
Accumulated depreciation and impairment at January 1	(14)	(175)	-	(189)
Depreciation for the year	(25)	(47)	-	(72)
Impairment for the year	(4)	(3)	-	(7)
Disposals for the year	-	-	-	-
Exchange rate adjustment	-	1	-	1
Accumulated depreciation on disposals	-	3	-	3
Accumulated depreciation and impairment at December 31	**(43)**	**(221)**	**-**	**(264)**
Carrying amount at December 31	**244**	**195**	**14**	**453**

(DKK million)	2021	2020	2019
Depreciation and impairments are included in the income statement as follows:			
Research and development expenses	93	69	37
Selling, general and administrative expenses	17	10	3
Total	**110**	**79**	**40**

Capital expenditures in 2021 and 2020 were primarily related to the expansion of our facilities in the Netherlands and the United States to support the growth in our product pipeline.

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Table of Contents Management’s Review Financial Statements Other Information Section 3 Operating Assets and Liabilities / 3.3 Leases 3.3 Leases Genmab has entered into lease agreements with respect to office space and office equipment. Impairment If circumstances or changes in Genmab’s operations indicate that the carrying amount of non-current assets in a cash-generating unit may not be recoverable, management reviews the asset for impairment. Accounting Policies Property and equipment is mainly comprised of leasehold improve-ments, assets under construction, and equipment, furniture and fixtures, which are measured at cost less accumulated depreciation, and any impairment losses. The basis for the review is the recoverable amount of the assets, determined as the greater of the fair value less cost to sell or its value in use. Value in use is calculated as the net present value of future cash inflow generated from the asset. The cost is comprised of the acquisition price and direct costs related to the acquisition until the asset is ready for use. Costs include direct costs and costs to subcontractors. The leases are non-cancellable for various periods up to 2038. Amounts recognized in the Consolidated Balance Sheets The balance sheet shows the following amounts relating to leases: Depreciation Depreciation is calculated on a straight-line basis to allocate the cost of the assets, net of any residual value, over the estimated useful lives, which are as follows: If the carrying amount of an asset is greater than the recoverable amount, the asset is written down to the recoverable amount. An impairment loss is recognized in the income statement when the impairment is identified. December 31, 2021 December 31, 2020 (DKK million) Right-of-use assets Properties Equipment Equipment, furniture and fixtures 3–5 years 352 2 280 3 Computer equipment 3 years Leasehold improvements 15 years or the lease term, if shorter Total right-of-use assets 354 283 Lease liabilities Current Non-current The useful lives and residual values are reviewed and adjusted if appropriate on a yearly basis. Assets under construction are not depreciated. 62 363 42 277 Total lease liabilities 425 319 During 2021, there were additions to Genmab’s right-of-use assets and lease liabilities related to the commencement of leases in Japan and the United States with respect to office space. During 2020, there were additions to Genmab’s right-of-use assets and lease liabilities related to the commencement of leases in the United States and the Netherlands with respect to office and labora-tory space. 107 2021 Annual Report / Financial Statements / Group

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Section 3 Operating Assets and Liabilities / 3.3 Leases

Amounts recognized in the Consolidated Statements of Comprehensive Income

The statement of comprehensive income shows the following amounts relating to leases:

(DKK million)	December 31, 2021	December 31, 2020	December 31, 2019
Depreciation charge of right-of-use assets			
Properties	55	35	27
Equipment	1	1	1
Total depreciation charge of right-of-use assets	**56**	**36**	**28**
Interest expense	12	9	7
Expense relating to short-term leases	1	3	6

Interest expense is included in net financial items and expenses relating to short-term leases are included in operating expenses in the statement of comprehensive income.

The total cash outflow for leases was DKK 70 million, DKK 53 million and DKK 38 million in 2021, 2020 and 2019, respectively.

Future minimum payments under our leases as of December 31, 2021, December 31, 2020, and December 31, 2019, are as follows:

(DKK million)	2021	2020	2019
Payment due			
Less than 1 year	74	53	32
1 to 3 years	109	85	64
More than 3 years but less than 5 years	97	62	27
More than 5 years	207	194	93
Total	**487**	**394**	**216**

Significant Leases Not Yet Commenced

During 2020, Genmab entered into a lease agreement with respect to the new headquarters in Denmark with a commencement date in March 2023 and is non-cancellable until March 2038. The total future minimum payments over the term of the lease are approximately DKK 337 million and estimated capital expenditures to fit out the space are approximately DKK 40 million.

During 2019, Genmab entered into a lease agreement with respect to office and laboratory space in the Netherlands with a commencement date in April 2022 and is non-cancellable until March 2032. The total future minimum payments over the term of the lease are approximately DKK 113 million and estimated capital expenditures to fit out the space are approximately DKK 74 million. Additionally, during 2021, Genmab amended the aforementioned agreement to add additional office space in the Netherlands with a commencement date in April 2022 and is non-cancellable until March 2032. The total future minimum payments over the term of the lease for the additional space are approximately DKK 119 million and estimated capital expenditures to fit out the space are approximately DKK 23 million.

Future minimum payments under our leases with commencement dates after December 31, 2021 are not included in the table above.

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Section 3 Operating Assets and Liabilities / 3.4 Other Investments

§ Accounting Policies

All leases are recognized in the balance sheet as a right-of-use ("ROU") asset with a corresponding lease liability, except for short term assets in which the lease term is 12 months or less, or low value assets.

ROU assets represent Genmab's right to use an underlying asset for the lease term and lease liabilities represent Genmab's obligation to make lease payments arising from the lease. The ROU asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis over the lease term. In the income statement, lease costs are replaced by depreciation of the ROU asset recognized over the lease term in operating expenses, and interest expenses related to the lease liability are classified in financial items.

Genmab determines if an arrangement is a lease at inception. Genmab leases various properties and IT equipment. Rental contracts are typically made for fixed periods. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments, less any lease incentives. As Genmab's leases do not provide an implicit interest rate, Genmab uses an incremental borrowing rate based on the information available at the commencement date of the lease in determining the present value of lease payments. Lease terms utilized by Genmab may include options to extend or terminate the lease when it is reasonably certain that Genmab will exercise that option. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

ROU assets are measured at cost and include the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs, and restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the income statement. Short-term leases are leases with a lease term of 12 months or less and low-value assets comprise IT equipment and small items of office furniture.

3.4 Other Investments

(DKK million)	December 31, 2021	December 31, 2020
CureVac	318	1,067
Bolt	26	-
Other	27	14
Total other investments	**371**	**1,081**

Genmab's other investments consist primarily of an investment in common shares of CureVac N.V. ("CureVac"). CureVac is also a strategic partner that is focused on the research and development of differentiated mRNA-based antibody products by combining CureVac's mRNA technology and know-how with Genmab's proprietary antibody technologies and expertise. The investment in CureVac AG was made in December 2019. In August 2020, CureVac AG had an IPO and its shares are listed under CureVac N.V. During 2021, Genmab sold 35% of its investment in common shares of CureVac. Proceeds received from the sale of shares were DKK 438 million. As of December 31, 2021, the investment in CureVac was valued at DKK 318 million as compared to DKK 1,067 million as of December 31, 2020.

During the second quarter of 2021, Genmab made an investment in common shares of Bolt Biotherapeutics, Inc. ("Bolt"). As of December 31, 2021, the investment in Bolt was valued at DKK 26 million.

§ Accounting Policies

Other investments are measured on initial recognition at fair value, and subsequently at fair value. Changes in fair value are recognized in the income statement within financial income or expense.

3.5 Receivables

(DKK million)	2021	2020
Receivables related to collaboration agreements	2,979	2,176
Interest receivables	37	55
Other receivables	160	98
Prepayments	218	154
Total	**3,394**	**2,483**
Non-current receivables	27	20
Current receivables	3,367	2,463
Total	**3,394**	**2,483**

During 2021 and 2020, there were no losses related to receivables and the credit risk on receivables is considered to be limited. The provision for expected credit losses was not significant given that there have been no credit losses over the last three years and the high-quality nature (top tier life science companies) of Genmab's customers are not likely to result in future default risk.

The receivables are mainly comprised of royalties, milestones and amounts due under collaboration agreements and are non-interest bearing receivables which are due less than one year from the balance sheet date.

Please refer to note 4.2 for additional information about interest receivables and related credit risk.

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Section 3 Operating Assets and Liabilities / 3.6 Provisions

§ Accounting Policies

Receivables are designated as financial assets measured at amortized cost and are initially measured at fair value or transaction price and subsequently measured in the balance sheet at amortized cost, which generally corresponds to nominal value less expected credit loss provision.

Genmab utilizes a simplified approach to measuring expected credit losses and uses a lifetime expected loss allowance for all receivables. To measure the expected credit losses, receivables have been grouped based on credit risk characteristics and the days past due.

Prepayments include expenditures related to a future financial period. Prepayments are measured at nominal value.

3.6
Provisions

(DKK million)	2021	2020
Provisions per January 1	4	2
Additions during the year	9	2
Used during the year	–	–
Released during the year	–	–
Total at December 31	**13**	**4**
Non-current provisions	13	4
Current provisions	–	–
Total at December 31	**13**	**4**

Provisions include contractual restoration obligations related to leases of Genmab offices. In determining the fair value of restoration obligations, assumptions and estimates are made in relation to discounting, the expected cost to restore the offices and the expected timing of costs.

Genmab's non-current provisions are expected to be settled through 2026.

§ Accounting Policy

Provisions are recognized when Genmab has an existing legal or constructive obligation as a result of events occurring prior to or on the balance sheet date, and it is probable that the utilization of economic resources will be required to settle the obligation. Provisions are measured at management's best estimate of the expenses required to settle the obligation.

A provision for onerous contracts is recognized when the expected benefits to be derived by Genmab from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

When Genmab has a legal obligation to restore our office lease in connection with the termination, a provision is recognized corresponding to the present value of expected future costs.

The present value of a provision is calculated using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

3.7
Deferred Revenue

Genmab has recognized the following liabilities related to the AbbVie collaboration.

(DKK million)	2021	2020
Deferred revenue at January 1	513	–
Payment received	–	4,911
Revenue recognized during the year	–	(4,398)
Total at December 31	**513**	**513**
Non-current deferred revenue	487	487
Current deferred revenue	26	26
Total at December 31	**513**	**513**

Deferred revenue was recognized in connection with the AbbVie collaboration, as detailed in note 2.1. An upfront payment of USD 750 million (DKK 4,911 million) was received in July 2020 of which DKK 4,398 million was recognized as license revenue during 2020. None of the deferred revenue was recognized as license revenue in 2021.

The revenue deferred at the initiation of the AbbVie agreement in June 2020 related to four product concepts to be identified and controlled under a research agreement to be negotiated between Genmab and AbbVie. One of the product concepts will comprise of or contain Genmab antibodies conjugated with AbbVie's payload linker technology and the other three product concepts will comprise of or contain CD3 DuoBody bispecific antibodies and AbbVie proprietary antibodies. Genmab and AbbVie will conclude a research agreement that will govern the research and development activities in regard to the product concepts. As there have been no development activities for the product concepts in 2021 or 2020, no recognition of deferred revenue has been made in either period. This deferred revenue is estimated to be recognized over a seven-year period which reflects the period expected to develop a drug concept.

Please refer to **note 2.1** for additional information related to the AbbVie collaboration.

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Table of Contents Management’s Review Financial Statements Other Information Section 3 Operating Assets and Liabilities / 3.8 Other Payables 3.8 Other Payables Staff Cost Liabilities Wages and salaries, social security contributions, paid leave and bonuses, and other employee benefits are recognized in the financial year in which the employee performs the associated work. 2021 2020 (DKK million) Termination benefits are recognized as an expense, when the Genmab Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment. Liabilities related to collaboration agreements Staff cost liabilities Other liabilities Accounts payable 53 296 781 350 15 134 892 145 Genmab’s pension plans are classified as defined contribution plans and, accordingly, no pension obligations are recognized in the balance sheet. Costs relating to defined contribution plans are included in the income statement in the period in which they are accrued and outstanding contributions are included in other payables. Total at December 31 1,480 1,186 Non-current other payables Current other payables – 1,480 1 1,185 Total at December 31 1,480 1,186 Accounting Policies Accounts Payable Accounts payable are measured in the balance sheet at amortized cost. Other payables are initially measured at fair value and subsequently measured in the balance sheet at amortized cost. The current other payables are comprised of liabilities that are due less than one year from the balance sheet date and are in general not interest bearing and settled on an ongoing basis during the next financial year. Other Liabilities Other liabilities primarily include accrued expenses related to our research and development project costs. Non-current payables are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the liability due to passage of time is recognized as interest expense. 111 2021 Annual Report / Financial Statements / Group

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Section 4

Capital Structure, Financial Risk and Related Items

This section includes disclosures related to how Genmab manages its capital structure, cash position and related risks and items. Genmab is primarily financed through partnership collaborations.

4.1 Capital Management

Genmab's goal is to maintain a strong capital base so as to maintain investor, creditor and market confidence, and a continuous advancement of Genmab's product pipeline and business in general.

Genmab is primarily financed through revenues under various collaboration agreements and had, as of December 31, 2021, cash and cash equivalents of DKK 8,957 million and marketable securities of DKK 10,381 million compared to DKK 7,260 million and DKK 8,819 million, respectively, as of December 31, 2020. Genmab's cash and cash equivalents and marketable securities support the advancement of our product pipeline and operations.

The adequacy of our available funds will depend on many factors, including the level of DARZALEX and other royalty streams, progress in our research and development programs, the magnitude of those programs, our commitments to existing and new clinical collaborators, our ability to establish commercial and licensing arrangements, our capital expenditures, market developments, and any future acquisitions. Accordingly, we may require additional funds and may attempt to raise additional funds through equity or debt financings, collaborative agreements with partners, or from other sources.

The Board of Directors monitors the share and capital structure to ensure that Genmab's capital resources support the strategic goals.

Neither Genmab A/S nor any of its subsidiaries are subject to externally imposed capital requirements.

4.2 Financial Risk

The financial risks of the Genmab Group are managed centrally.

The overall risk management guidelines have been approved by the Board of Directors and includes the Group's investment policy related to our marketable securities. The Group's risk management guidelines are established to identify and analyze the risks faced by the Genmab Group, to set the appropriate risk limits and controls and to monitor the risks and adherence to limits. It is Genmab's policy not to actively speculate in financial risks. The Group's financial risk management is directed solely against monitoring and reducing financial risks which are directly related to Genmab's operations.

The primary objective of Genmab's investment activities is to preserve capital and ensure liquidity with a secondary objective of maximizing the return derived from security investments without significantly increasing risk. Therefore, our investment policy includes among other items, guidelines and ranges for which investments (all of which are shorter-term in nature) are considered to be eligible investments for Genmab and which investment parameters are to be applied, including maturity limitations and credit ratings. In addition, the policy includes specific diversification criteria and investment limits to minimize the risk of loss resulting from over concentration of assets in a specific class, issuer, currency, country, or economic sector.

Genmab's marketable securities are administrated by external investment managers. The investment guidelines and managers are reviewed regularly to reflect changes in market conditions, Genmab's activities and financial position. At the beginning of 2021, Genmab's investment policy was amended to allow investments in debt rated BBB- or greater by S&P or Fitch and in debt rated Baa3 or greater by Moody's. The amended policy also includes additional allowable investment types such as corporate debt, commercial paper, certificates of deposit, and certain types of AAA rated asset-backed securities.

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In addition to the capital management and financing risk mentioned in note 4.1, Genmab has identified the following key financial risk areas, which are mainly related to our marketable securities portfolio:

- credit risk;
- foreign currency risk; and
- interest rate risk

All of Genmab's marketable securities are traded in established markets. Given the current market conditions, all future cash inflows including re-investments of proceeds from the disposal of marketable securities are invested in highly liquid and conservative investments. Please refer to note 4.4 for additional information regarding marketable securities.

Credit Risk

Genmab is exposed to credit risk and losses on marketable securities and bank deposits. The maximum credit exposure related to Genmab's cash and cash equivalents and marketable securities was DKK 19,338 million as of December 31, 2021 compared to DKK 16,079 million as of December 31, 2020. The maximum credit exposure to Genmab's receivables was DKK 3,394 million as of December 31, 2021 compared to DKK 2,483 million as of December 31, 2020.

Marketable Securities

To manage and reduce credit risks on our securities, Genmab's policy is to ensure only securities from investment grade issuers are eligible for our portfolios. No issuer of marketable securities can be accepted if it is not assumed that the credit quality of the issuer would be at least equal to the rating shown below:

Category	S&P	Moody's	Fitch
Short-term	A-2	P-2	F-2
Long-term	BBB-	Baa3	BBB-

Genmab's current portfolio is spread over a number of different securities and is conservative with a focus on liquidity and security. As of December 31, 2021, 68% of Genmab's marketable securities were long-term A rated or higher, or short-term A-1/P-1 rated by S&P, Moody's or Fitch compared to 100% as of December 31, 2020. The total value of marketable securities including interest receivables amounted to DKK 10,418 million at the end of 2021 compared to DKK 8,874 million at the end of 2020.

Cash and Cash Equivalents

To reduce the credit risk on our bank deposits, Genmab policy is only to invest its cash deposits with highly rated financial institutions. Currently, these financial institutions have a short-term Fitch and S&P rating of at least F-1 and A-1, respectively. In addition, Genmab maintains bank deposits at a level necessary to support the short-term funding requirements of the Genmab Group. The total value of bank deposits including AAA rated money market funds and short-term marketable securities classified as cash equivalents amounted to DKK 8,957 million as of December 31, 2021 compared to DKK 7,260 million at the end of 2020. The increase was primarily driven by Genmab's increased profitability and foreign exchange movements which positively impacted our USD denominated cash and cash equivalents.

Receivables

The credit risk related to our receivables is not significant based on the high quality nature of Genmab's collaboration partners. As disclosed in note 2.1, Janssen, Roche, AbbVie and BioNTech are Genmab's primary partners in which receivables are established for royalties, milestone revenue and reimbursement revenue.

Foreign Currency Risk

Genmab's presentation currency is the DKK; however, Genmab's revenues and expenses are in a number of different currencies. Consequently, there is a substantial risk of exchange rate fluctuations having an impact on Genmab's cash flows, profit (loss) and/or financial position in DKK.

The majority of Genmab's revenue is generated in USD. Exchange rate changes to the USD will result in changes to the translated value of future net profit before tax and cash flows. Genmab's revenue in USD was 92% of total revenue in 2021 as compared to 95% in 2020 and 97% in 2019.

The foreign subsidiaries are not significantly affected by currency risks as both revenues and expenses are primarily settled in the foreign subsidiaries' functional currencies.

Assets and Liabilities in Foreign Currency

Genmab's portfolio is spread over a number of different securities with a focus on liquidity and security. Genmab's marketable securities in USD, DKK, EUR and GBP denominated securities as a percentage of total marketable securities was as follows:

Percent	December 31, 2021	December 31, 2020
USD	75%	70%
DKK	16%	19%
EUR	8%	10%
GBP	1%	1%
Total	100%	100%

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Based on the amount of assets and liabilities denominated in EUR, USD and GBP as of December 31, 2021 and 2020, a 1% increase/ decrease in the EUR to DKK exchange rate and a 10% increase/ decrease in both USD to DKK exchange rate and GBP to DKK exchange rate will impact our net profit before tax by approximately:

(DKK million)	Percentage change in exchange rate*	Impact of change in exchange rate**
2021		
EUR	1%	9
USD	10%	1,487
GBP	10%	(2)
2020		
EUR	1%	8
USD	10%	1,480
GBP	10%	1

* The analysis assumes that all other variables, in particular interest rates, remain constant.

** The movements in the income statement and equity arise from monetary items (cash, marketable securities, receivables and liabilities) where the functional currency of the entity differs from the currency that the monetary items are denominated in.

Accordingly, significant changes in exchange rates could cause Genmab's net profit to fluctuate significantly as gains and losses are recognized in the income statement. Genmab's EUR exposure is mainly related to our marketable securities, contracts and other costs denominated in EUR. Since the introduction of the EUR in 1999, Denmark has committed to maintaining a central rate of 7.46 DKK to the EUR. This rate may fluctuate within a +/- 2.25% band. Should Denmark's policy toward the EUR change, the DKK values of our EUR denominated assets and costs could be materially different compared to what is calculated and reported under the existing Danish policy toward the DKK/EUR.

The USD currency exposure was mainly related to cash and cash equivalents, marketable securities, and receivables related to our collaborations with Janssen, Roche and AbbVie. Significant changes in the exchange rate of USD to DKK could cause the net profit to change materially as shown in the table.

The GBP currency exposure is mainly related to contracts and marketable securities denominated in GBP.

Interest Rate Risk

Genmab's exposure to interest rate risk is primarily related to the marketable securities, as Genmab currently does not have significant interest-bearing debts.

Marketable Securities

The securities in which the Group has invested bear interest rate risk, as a change in market derived interest rates may cause fluctuations in the fair value of the investments. In accordance with the objective of the investment activities, the portfolio of securities is monitored on a total return basis.

To control and minimize the interest rate risk, Genmab maintains an investment portfolio in a variety of securities with a relatively short effective duration with both fixed and variable interest rates.

Due to the short-term nature of the current investments and to the extent that we are able to hold the investments to maturity, we consider our current exposure to changes in fair value due to interest rate changes to be insignificant compared to the fair value of the portfolio.

(DKK million)	2021	2020
Year of Maturity		
2021	-	6,195
2022	3,372	1,296
2023	3,041	314
2024	2,654	98
2025	448	87
2026+	866	829
Total	**10,381**	**8,819**

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4.3
Financial Assets and Liabilities

Categories of Financial Assets and Liabilities

(DKK million)	Note	2021	2020
Financial assets measured at fair value through profit or loss			
Marketable securities	4.4	10,381	8,819
Other investments	3.4	371	1,081
Financial assets measured at amortized cost			
Receivables excluding prepayments	3.5	3,176	2,329
Cash and cash equivalents		8,957	7,260
Financial liabilities measured at amortized cost:			
Other payables	3.8	(1,480)	(1,186)
Lease liabilities	3.3	(425)	(319)

Fair Value Measurement

		2021				2020			
(DKK million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets Measured at Fair Value									
Marketable securities	4.4	10,381	-	-	10,381	8,819	-	-	**8,819**
Other investments	3.4	344	-	27	371	1,067	-	14	**1,081**

Marketable Securities

Substantially all fair market values are determined by reference to external sources using unadjusted quoted prices in established markets for our marketable securities (Level 1).

Other Investments

The fair value of Genmab's investments in CureVac and Bolt are determined using unadjusted quoted prices in established markets (Level 1). In August 2020, CureVac had an IPO. As a result, the common shares have a published price quotation in an active market and therefore the fair value measurement was transferred from Level 3 to Level 1 of the fair value hierarchy as of December 31, 2020. There were no transfers into or out of Level 3 during 2021. The acquisitions represent capital calls on our Level 3 investments in 2020 and 2021.

(DKK million)	Other Investments
Fair value at December 31, 2019	**149**
Transfer to Level 1	(149)
Acquisitions	14
Fair value at December 31, 2020	**14**
Acquisitions	13
Fair value at December 31, 2021	**27**

§ Accounting Policies

Classification of Categories of Financial Assets and Liabilities

Genmab classifies its financial assets held into the following measurement categories:

- those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and
- those to be measured at amortized cost.

The classification depends on the business model for managing the financial assets and the contractual terms of the cash flows.

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For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income.

Genmab reclassifies debt investments only when its business model for managing those assets changes.

Further details about the accounting policy for each of the categories are outlined in the respective notes.

Fair Value Measurement

Genmab measures financial instruments, such as marketable securities, at fair value at each balance sheet date. Management assessed that the fair value of financial assets and liabilities measured at amortized cost such as bank deposits, receivables and other payables approximate their carrying amounts largely due to the short-term maturities of these instruments.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

- In the principal market for the asset or liability, or
- In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by Genmab.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Genmab uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

For financial instruments that are measured in the balance sheet at fair value, IFRS 13 for financial instruments requires disclosure of fair value measurements by level of the following fair value measurement hierarchy for:

- **Level 1** — Quoted prices (unadjusted) in active markets for identical assets or liabilities
- **Level 2** — Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
- **Level 3** — Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

For assets and liabilities that are recognized in the financial statements on a recurring basis, Genmab determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. Any transfers between the different levels are carried out at the end of the reporting period.

4.4
Marketable Securities

(DKK million)	Market value 2021	Share %	Market value 2020	Share %
USD portfolio				
Corporate bonds	5,149	50%	-	-
US government bonds and treasury bills	1,496	14%	6,193	70%
Commercial paper	528	5%	-	-
Other	608	6%	-	-
Total USD portfolio	**7,781**	**75%**	**6,193**	**70%**
DKK portfolio				
Kingdom of Denmark bonds and treasury bills	460	4%	462	5%
Danish mortgage-backed securities	1,203	12%	1,230	14%
Total DKK portfolio	**1,663**	**16%**	**1,692**	**19%**
EUR portfolio				
European government bonds and treasury bills	856	8%	863	10%
GBP portfolio				
UK government bonds and treasury bills	81	1%	71	1%
Total portfolio	**10,381**	**100%**	**8,819**	**100%**
Marketable securities	**10,381**		**8,819**	

Please refer to note 4.2 for additional information regarding the risks related to our marketable securities.

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§ Accounting Policies

Marketable securities consist of investments in securities with a maturity of ninety days or greater at the time of acquisition. Measurement of marketable securities depends on the business model for managing the asset and the cash flow characteristics of the asset. There are two measurement categories into which Genmab classifies its debt instruments:

- **Amortized cost:** Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses), together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the statement of profit or loss.
- **Fair value through profit and loss (FVPL):** Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within financial income or expenses in the period in which it arises.

Genmab's portfolio is managed and evaluated on a fair value basis in accordance with its stated investment guidelines and the information provided internally to management. This business model does not meet the criteria for amortized cost or FVOCI and as a result marketable securities are measured at fair value through profit and loss. This classification is consistent with the prior year's classification.

Genmab invests its cash in deposits with major financial institutions, in Danish mortgage bonds, investment grade rated corporate debt, commercial paper, certificates of deposit, certain types of AAA rated asset backed securities, US Agency bonds, and notes issued by the Danish, European and United States governments. The securities can be purchased and sold using established markets.

Transactions are recognized at trade date.

4.5
Financial Income and Expenses

(DKK million)	2021	2020	2019
Financial income:			
Interest and other financial income	197	184	120
Gain on marketable securities, net	–	–	9
Gain on other investments, net	–	965	–
Foreign exchange rate gain, net	1,470	–	99
Total financial income	**1,667**	**1,149**	**228**
Financial expenses:			
Interest and other financial expenses	(13)	(10)	(7)
Loss on marketable securities, net	(246)	(92)	–
Loss on other investments, net	(443)	–	–
Foreign exchange rate loss, net	–	(1,456)	–
Total financial expenses	**(702)**	**(1,558)**	**(7)**
Net financial items	**965**	**(409)**	**221**
Interest and other financial income on financial assets measured at amortized cost related to bank deposits	1	7	22
Interest and other financial expenses on financial liabilities measured at amortized cost related to bank deposits	–	(1)	–

Foreign Exchange Rate Gains and Losses

Foreign exchange rate gain, net of DKK 1,470 million in 2021 was driven by foreign exchange movements, which positively impacted our USD denominated portfolio and cash holdings. The USD strengthened against the DKK during 2021, resulting in a foreign exchange rate gain. More specifically, the USD/DKK foreign exchange rate increased from 6.0524 at December 31, 2020 to 6.5612 at December 31, 2021.

Foreign exchange rate loss, net of DKK 1,456 million in 2020 was driven by foreign exchange movements, which negatively impacted our USD denominated portfolio and cash holdings. The USD weakened against the DKK during 2020, resulting in a foreign exchange rate loss. More specifically, the USD/DKK foreign exchange rate decreased from 6.6759 at December 31, 2019 to 6.0524 at December 31, 2020. Please refer to note 4.2 for additional information on foreign currency risk.

Other Investments

Loss on other investments, net was DKK 443 million in 2021 compared to gain on other investments, net of DKK 965 million in 2020. The decrease was driven by the change in fair value of Genmab's investment in common shares of CureVac and Bolt. There was no gain or loss attributable to other investments in 2019.

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Table of Contents Management’s Review Financial Statements Other Information Section 4 Capital Structure, Financial Risk and Related Items / 4.6 Share-Based Instruments Interest Income Interest and other financial income of DKK 197 million in 2021 compared to DKK 184 million in 2020 increased primarily due to a higher cash and cash equivalents and marketable securities in 2021 compared to 2020, partly offset by lower interest rates in 2021 compared to 2020. Interest and other financial income of DKK 184 million in 2020 compared to DKK 120 million in 2019 increased primarily due to a higher cash and cash equivalents and marketable securities in 2020 compared to 2019, partly offset by lower interest rates in 2020 compared to 2019. RSUs are granted by the Board of Directors. RSU grants to members of the Board of Directors and members of the Executive Management are subject to the Remuneration Policy adopted at the Annual General Meeting. terms in instances where the employment relationship is terminated by Genmab without cause. The RSU program contains anti-dilution provisions if changes occur in Genmab’s share capital prior to the vesting date and provisions to accelerate vesting of RSUs in the event of change of control as defined in the RSU program. Under the terms of the RSU program, RSUs are subject to a cliff vesting period and become fully vested on the first banking day of the month following a period of three years from the date of grant. RSUs Granted After February 2021 Under the terms of the 2021 RSU Program, the Board of Directors may decide, in its sole discretion, to accelerate the vesting of the RSUs held by a participant, or accelerate the vesting of the RSUs and make a cash settlement in case of (1) a change of control event as defined in the 2021 RSU Program, if a participant’s employment terms are materially changed to his or her detriment during the 12-month period following the change in control event, or if the participant, who is a member of the Board of Directors, is replaced by a new board member or such participant’s seat on the Board of Directors is eliminated due to a reduction in the number of board members, or (2) certain other extraordinary transactions as described in the 2021 RSU Program. Within 30 days of the vesting date, the holder of an RSU receives one share in Genmab A/S for each RSU. In jurisdictions in which Genmab as an employer is required to withhold tax and settle with the tax authority on behalf of the employee, Genmab withholds the number of RSUs that are equal to the monetary value of the employee’s tax obligation from the total number of RSUs that otherwise would have been issued to the employee upon vesting (“net settlement”). Genmab A/S may at its sole discretion in extraor-dinary circumstances choose to make cash settlement instead of delivering shares. Marketable Securities Gains and Losses Loss on marketable securities, net of DKK 246 million in 2021 and DKK 92 million in 2020 was primarily driven by the movements in interest rates in the United States and Europe in the respec-tive periods. Accounting Policies Financial income and expenses include interest as well as foreign exchange rate adjustments and gains and losses on market-able securities (designated as fair value through the income statement) and realized gains and losses and write-downs of other securities and equity interests (designated as available-for-sale financial assets). RSUs Granted Until February 2021 Under the terms of the 2014 RSU Program, amended in 2016, if an employee, member of Executive Management, or member of the Board of Directors ceases their employment or board membership prior to the vesting date, all RSUs that are granted, but not yet vested, shall lapse automatically. Under the terms of the 2021 RSU Program, in the event an RSU holder separates from Genmab under circumstances in which the RSU holder is considered a “bad-leaver,” such as being dismissed for cause or during the employment probationary period, unvested RSU will be forfeited. Interest and dividend income are shown separately from gains and losses on marketable securities and other securities and equity interests. However, if an employee, a member of the Executive Management or a member of the Board of Directors ceases employment or board membership due to retirement, death, serious sickness or serious injury then all RSUs that are granted, but not yet vested, shall remain outstanding and will be settled in accordance with their terms. Notwithstanding this, the December 2021 RSU grant to members of the Board of Directors was made subject to pro-rata vesting upon termination of board services. RSU holders may maintain a pro rata portion of unvested RSUs if they separate from Genmab under circumstances where they are considered “good-leavers,” such as dismissal without cause or termination of employment due to the Genmab’s material breach of the RSU holder’s employment terms, or if the participant is a member of the Board of Directors, if the membership of the Board of Directors ceases for any other reason than as a result of the partici-pants death. 4.6 Share-Based Instruments Restricted Stock Unit Program Genmab A/S has established an RSU program (equity-settled share-based payment transactions) as an incentive for Genmab’s employees, members of the Executive Management, and members of the Board of Directors. In addition, for an employee or a member of the Executive Management, RSUs that are granted, but not yet vested, shall remain outstanding and will be settled in accordance with their All unvested RSUs will be forfeited in the event of termination of employment due to the RSU holder’s death. 118 2021 Annual Report / Financial Statements / Group

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RSU Activity in 2021, 2020 and 2019

	Number of RSUs held by the Board of Directors	Number of RSUs held by the Executive Management	Number of RSUs held by employees	Number of RSUs held by former members of the Executive Management, Board of Directors and employees	Total RSUs
Outstanding at January 1, 2019	**20,127**	**66,152**	**130,046**	**2,577**	**218,902**
Granted*	3,708	25,793	87,168	73	116,742
Settled	(2,631)	(19,080)	-	(478)	(22,189)
Transferred	(1,251)	-	(8,355)	9,606	-
Cancelled	-	-	-	(5,548)	(5,548)
Outstanding at December 31, 2019	**19,953**	**72,865**	**208,859**	**6,230**	**307,907**
Outstanding at January 1, 2020	**19,953**	**72,865**	**208,859**	**6,230**	**307,907**
Granted*	2,929	9,032	34,431	130	46,522
Settled	(6,470)	(12,253)	(22,196)	(5,936)	(46,855)
Transferred	(2,822)	(2,334)	(22,762)	27,918	-
Cancelled	(1,025)	(1,128)	(958)	(10,535)	(13,646)
Outstanding at December 31, 2020	**12,565**	**66,182**	**197,374**	**17,807**	**293,928**
Outstanding at January 1, 2021	**12,565**	**66,182**	**197,374**	**17,807**	**293,928**
Granted*	3,297	31,417	146,684	4,817	186,215
Settled	(3,556)	(14,089)	(35,962)	(9,967)	(63,574)
Transferred	(688)	5,533	(14,810)	9,965	-
Cancelled	(653)	-	(255)	(9,670)	(10,578)
Outstanding at December 31, 2021	**10,965**	**89,043**	**293,031**	**12,952**	**405,991**

*RSUs held by the Board of Directors includes RSUs granted to employee-elected Board Members as employees of Genmab A/S or its subsidiaries.

Please refer to **note 5.1** for additional information regarding compensation of Executive Management and the Board of Directors.

The weighted average fair value of RSUs granted was DKK 2,236.44, DKK 1,927.83, and DKK 1,511.70 in 2021, 2020 and 2019, respectively.

Warrant Program

Genmab A/S has established a warrant program (equity-settled share-based payment transactions) as an incentive for all the Genmab Group's employees, and members of the Executive Management.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by Genmab A/S' shareholders.

Warrant grants to Executive Management are subject to Genmab's Remuneration Policy adopted at the Annual General Meeting.

Under the terms of the warrant program, warrants are granted at an exercise price equal to the closing share price on the grant date. According to the warrant program, the exercise price cannot be fixed at a lower price than the market price at the grant date. In connection with exercise, the warrants shall be settled with the delivery of shares in Genmab A/S.

The warrant program contains anti-dilution provisions if changes occur in Genmab's share capital prior to the warrants being exercised.

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Table of Contents Management’s Review Financial Statements Other Information Section 4 Capital Structure, Financial Risk and Related Items / 4.6 Share-Based Instruments Warrants Granted from August 2004 until April 2012 Under the August 2004 warrant program, warrants can be exercised starting from one year after the grant date. As a general rule, the warrant holder may only exercise 25% of the warrants granted per full year of employment or affiliation with Genmab after the grant date. Warrants Granted from April 2012 until March 2017 Following the Annual General Meeting in April 2012, a new warrant program was adopted by the Board of Directors. Whereas warrants granted under the August 2004 warrant program will lapse on the tenth anniversary of the grant date, warrants granted under the new April 2012 warrant program will lapse at the seventh anniversary of the grant date. All other terms in the warrant program are identical. Warrants Granted from February 2021 In February 2021, a new warrant program was adopted. Under the terms of the 2021 warrant program, the Board of Directors may decide, in its sole discretion, to accelerate the vesting of the warrants held by a warrant holder in case of (1) a change of control event as defined in the 2021 warrant program, if a warrant holder’s employment terms are materially changed to his or her detriment during the 12-month period following a change in control event, or (2) certain other extraordinary transactions as described in the 2021 warrant program. However, the warrant holder will be entitled to continue to be able to exercise all warrants on a regular schedule in instances where the employment relationship is terminated by Genmab without cause. Warrants Granted from March 2017 until February 2021 In March 2017, a new warrant program was adopted by the Board of Directors. Whereas warrants granted under the April 2012 warrant program vested annually over a four-year period, warrants granted under the new March 2017 warrant program are subject to a cliff vesting period and become fully vested three years from the date of grant. All other terms in the warrant program are identical. In case of a change of control event as defined in the warrant program, the warrant holder will immediately be granted the right to exercise all of his/her warrants regardless of the fact that such warrants would otherwise only become fully vested at a later point in time. Warrant holders who are no longer employed by or affili-ated with Genmab will, however, only be entitled to exercise such percentages as would otherwise have vested under the terms of the warrant program. Under the 2021 warrant program, if a warrant holder separates from Genmab under circumstances in which the warrant holder is considered a “bad-leaver,” such as being dismissed for cause or during the employment probationary period, unvested warrants will be forfeited. Warrant holders may maintain a pro rata portion of unvested warrants if they separate from Genmab under circumstances where they are considered “good-leavers,” such as dismissal without cause or termination of employment due to Genmab’s material breach of the warrant holder’s employment terms. All unvested warrants will be forfeited in the event of termination of employment due to the warrant holder’s death. 120 2021 Annual Report / Financial Statements / Group

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Warrant Activity in 2021, 2020 and 2019

	Number of warrants held by the Board of Directors	Number of warrants held by the Executive Management	Number of warrants held by employees	Number of warrants held by former members of the Executive Management, Board of Directors and employees	Total warrants	Weighted average exercise price
Outstanding at January 1, 2019	**74,478**	**480,201**	**706,088**	**162,443**	**1,423,210**	**592.14**
Granted*	3,925	–	303,066	228	307,219	1,483.58
Exercised	(15,750)	(132,400)	(56,237)	(95,044)	(299,431)	212.23
Expired	–	–	–	(2,000)	(2,000)	129.75
Cancelled	–	–	–	(15,374)	(15,374)	1,049.34
Transfers	(319)	–	(93,944)	94,263	–	–
Outstanding at December 31, 2019	**62,334**	**347,801**	**858,973**	**144,516**	**1,413,624**	**862.03**
Exercisable at year end	50,227	230,233	225,855	131,933	638,248	407.89
Exercisable warrants in the money at year end	50,227	227,733	219,403	129,698	627,061	385.84
Outstanding at January 1, 2020	**62,334**	**347,801**	**858,973**	**144,516**	**1,413,624**	**862.03**
Granted*	–	7,771	110,041	416	118,228	2,009.79
Exercised	(24,438)	–	(122,015)	(324,793)	(471,246)	296.77
Expired	–	–	–	–	–	–
Cancelled	–	(28,424)	(589)	(43,125)	(72,138)	1,157.54
Transfers	(25,955)	(186,333)	(113,833)	326,121	–	–
Outstanding at December 31, 2020	**11,941**	**140,815**	**732,577**	**103,135**	**988,468**	**1,247.22**
Exercisable at year end	4,192	83,426	166,402	92,696	346,716	935.60
Exercisable warrants in the money at year end	4,192	83,426	166,402	92,696	346,716	935.60
Outstanding at January 1, 2021	**11,941**	**140,815**	**732,577**	**103,135**	**988,468**	**1,247.22**
Granted*	1,217	1,287	167,080	6,400	175,984	2,282.35
Exercised	(2,500)	(7,250)	(105,726)	(57,232)	(172,708)	780.48
Expired	–	–	–	–	–	–
Cancelled	–	–	(477)	(22,816)	(23,293)	1,956.91
Transfers	–	24,782	(54,454)	29,672	–	–
Outstanding at December 31, 2021	**10,658**	**159,634**	**739,000**	**59,159**	**968,451**	**1,501.49**
Exercisable at year end	6,594	135,723	219,386	50,021	411,724	1,058.41
Exercisable warrants in the money at year end	6,594	135,723	219,386	50,021	411,724	1,058.41

*Warrants held by the Board of Directors includes warrants granted to employee-elected Board Members as employees of Genmab A/S or its subsidiaries.

Please refer to **note 5.1** for additional information regarding compensation of Executive Management and the Board of Directors.

The number of outstanding warrants as a percentage of share capital at period end 2021 was 1% as compared to 2% for 2020 and 2019, respectively. For exercised warrants in 2021, the weighted average share price at the exercise date amounted to DKK 2,439.80, compared to DKK 2,035.29 in 2020 and DKK 1,267.92 in 2019.

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Weighted Average Outstanding Warrants at December 31, 2021

Exercise price DKK	Grant Date	Number of warrants outstanding	Weighted average remaining contractual life (in years)	Number of warrants exercisable
466.20	March 26, 2015	600	0.24	600
623.50	June 11, 2015	650	0.45	650
636.50	October 7, 2015	7,700	0.77	7,700
815.50	March 17, 2016	5,301	1.21	5,301
939.50	December 10, 2015	20,612	0.94	20,612
962.00	June 7, 2018	6,527	3.44	6,527
1,025.00	December 10, 2018	169,565	3.94	169,565
1,032.00	December 15, 2017	79,771	2.96	79,771
1,050.00	September 21, 2018	16,806	3.73	16,806
1,136.00	October 6, 2016	10,424	1.77	10,424
1,145.00	December 15, 2016	53,374	1.96	53,374
1,147.50	June 6, 2019	17,209	4.43	–
1,155.00	March 29, 2019	7,662	4.25	–
1,161.00	March 1, 2019	19,028	4.17	–
1,210.00	April 10, 2018	10,189	3.28	10,189
1,233.00	June 9, 2016	9,030	1.44	9,030
1,334.50	October 11, 2019	52,223	4.78	–
1,362.50	March 26, 2020	32,054	5.24	–
1,402.00	March 28, 2017	7,110	2.24	7,110
1,408.00	June 8, 2017	1,274	2.44	1,274
1,424.00	February 10, 2017	946	2.11	946
1,427.00	March 29, 2017	8,400	2.25	8,400
1,432.00	October 5, 2017	3,445	2.76	3,445
1,615.00	December 5, 2019	183,240	4.93	–
1,948.00	June 3, 2020	14,898	5.43	–
2,070.00	February 26, 2021	96,840	6.16	–
2,148.00	April 13, 2021	16,880	6.29	–
2,317.00	October 7, 2020	36,949	5.77	–
2,381.00	December 15, 2020	23,761	5.96	–
2,492.00	January 28, 2021	12,329	6.08	–
2,641.00	November 22, 2021	6,879	6.89	–
2,698.00	June 22, 2021	15,261	6.48	–
2,806.00	October 7, 2021	21,514	6.77	–
1,501.49		**968,451**	**4.39**	**411,724**

Weighted Average Outstanding Warrants at December 31, 2020

Exercise price DKK	Grant Date	Number of warrants outstanding	Weighted average remaining contractual life (in years)	Number of warrants exercisable
31.75	October 14, 2011	1,260	0.79	1,260
40.41	June 22, 2011	24,290	0.48	24,290
55.85	April 6, 2011	125	0.27	125
220.40	October 15, 2014	1,045	0.79	1,045
225.30	June 12, 2014	2,440	0.45	2,440
337.40	December 15, 2014	20,287	0.96	20,287
466.20	March 26, 2015	4,150	1.24	4,150
623.50	June 11, 2015	850	1.45	850
636.50	October 7, 2015	12,950	1.77	12,950
815.50	March 17, 2016	7,042	2.21	7,042
939.50	December 10, 2015	44,675	1.94	44,675
962.00	June 7, 2018	14,355	4.44	–
1,025.00	December 10, 2018	182,352	4.94	–
1,032.00	December 15, 2017	111,144	3.96	111,144
1,050.00	September 21, 2018	26,497	4.73	–
1,136.00	October 6, 2016	11,761	2.77	11,761
1,145.00	December 15, 2016	63,410	2.96	63,410
1,147.50	June 6, 2019	19,290	5.43	–
1,155.00	March 29, 2019	7,959	5.25	–
1,161.00	March 1, 2019	19,528	5.17	–
1,210.00	April 10, 2018	14,138	4.28	–
1,233.00	June 9, 2016	10,870	2.44	10,870
1,334.50	October 11, 2019	54,096	5.78	–
1,362.50	March 26, 2020	33,573	6.24	–
1,402.00	March 28, 2017	7,335	3.24	7,335
1,408.00	June 8, 2017	1,641	3.44	1,641
1,424.00	February 10, 2017	1,427	3.11	1,053
1,427.00	March 29, 2017	8,400	3.25	8,400
1,432.00	October 5, 2017	11,988	3.76	11,988
1,615.00	December 5, 2019	185,403	5.93	–
1,948.00	June 3, 2020	15,582	6.43	–
2,317.00	October 7, 2020	43,641	6.77	–
2,381.00	December 15, 2020	24,964	6.96	–
1,247.22		**988,468**	**4.60**	**346,716**

122 2021 Annual Report / Financial Statements / Group

Table of Contents Management’s Review Financial Statements Other Information Section 4 Capital Structure, Financial Risk and Related Items / 4.7 Share Capital 4.7 Share Capital Share Capital The share capital comprises the nominal amount of Genmab A/S ordinary shares, each at a nominal value of DKK 1. All shares are fully paid. Until April 12, 2026, the Board of Directors is authorized by one or more issues to raise loans against bonds or other financial instru-ments up to a maximum amount of DKK 6.5 billion with a right for the lender to convert his/her claim to a maximum of nominally DKK 2,600,000 equivalent to 2,600,000 new shares (convertible loans). Convertible loans may be raised in DKK or the equivalent in foreign currency (including USD or EUR). The Board of Directors is also authorized to effect the consequential increase of the capital. Convertible loans may be raised against payment in cash or in other ways. The subscription of shares shall be with or without pre-emp-tion rights for the shareholders and the convertible loans shall be offered at a subscription price and conversion price that in the aggregate at least corresponds to the market price of the shares at the time of the decision of the Board of Directors. The time limit for conversion may be fixed for a longer period than five years after the raising of the convertible loan. to a nominal value of DKK 500,000. This authorization shall remain in force for a period ending on March 28, 2024. Furthermore, by decision of the general meeting on April 13, 2021 the Board of Directors was authorized to issue on one or more occasions addi-tional warrants to subscribe Genmab A/S’ shares up to a nominal value of DKK 750,000 to Genmab A/S’ employees as well as employees of Genmab A/S’ directly and indirectly owned subsid-iaries, excluding executive management, and to make the related capital increases in cash up to a nominal value of DKK 750,000, however, the nominal increase of the share capital may be higher due to subsequent adjustments of the warrants in accordance with the adjustment clauses determined by the Board of Directors when the warrants are issued. This authorization shall remain in force for a period ending on April 12, 2026. As of December 31, 2021, the share capital of Genmab A/S comprised 65,718,456 shares of DKK 1 each with one vote. There are no restrictions related to the transferability of the shares. All shares are regarded as negotiable instruments and do not confer any special rights upon the holder, and no shareholder shall be under an obligation to allow his/her shares to be redeemed. Subject to the rules in force at any time, the Board of Directors may reuse or reissue lapsed non-exercised warrants, if any, provided that the reuse or reissue occurs under the same terms and within the time limitations set out in the authorization to issue warrants. Until April 12, 2026, the Board of Directors is authorized to increase the nominal registered share capital on one or more occasions by up to nominally DKK 5,500,000 by subscription of new shares that shall have the same rights as the existing shares of Genmab. The capital increase can be made by cash or by non-cash payment and with or without pre-emption rights for the existing shareholders. Within the authorizations to increase the share capital by nominally DKK 5,500,000 shares, the Board of Directors may on one or more occasions and without pre-emption rights for the existing share-holders of Genmab issue up to nominally DKK 2,000,000 shares to employees of Genmab, and Genmab’s subsidiaries, by cash payment at market price or at a discount price as well as by the issue of bonus shares. No transferability restrictions or redemption obligations shall apply to the new shares, which shall be negotiable instruments in the name of the holder and registered in the name of the holder in Genmab A/S’ Register of Shareholders. The new shares shall give the right to dividends and other rights as determined by the Board in its resolution to increase capital. The authorizations to the Board of Directors referred to above combined can, subject to the limitations in the authorizations, be utilized to increase the share capital by a total of nominally DKK 5,500,000; however, the nominal increase of the share capital may be higher due to subsequent adjustments of the convertible debt instruments in accordance with the adjustment clauses determined by the Board of Directors when the convertible debt instruments are issued. As of December 31, 2021, a total of 438,973 warrants have been issued and a total of 60,394 warrants have been reissued under the March 28, 2017 authorization, and a total of 414,089 warrants have been issued and a total of 20,439 warrants have been reissued under the March 29, 2019 authorization. No warrants have been issued under the April 13, 2021 authorization. A total of 896,938 warrants remain available for issue and a total of 21,739 warrants remain available for reissue as of December 31, 2021. By decision of the general meeting on March 28, 2017, the Board of Directors was authorized to issue on one or more occasions warrants to subscribe Genmab A/S’ shares up to a nominal value of DKK 500,000. This authorization shall remain in force for a period ending on March 28, 2022. Moreover, by decision of the general meeting on March 29, 2019 the Board of Directors is authorized to issue on one or more occasions additional warrants to subscribe Genmab A/S’ shares up to a nominal value of DKK 500,000 to Genmab A/S’ employees as well as employees of Genmab A/S’ directly and indirectly owned subsidiaries, excluding executive management, and to make the related capital increases in cash up Share Premium The share premium reserve is comprised of the amount received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s offerings, reduced by any external expenses directly attributable to the offerings. The share premium reserve can be distributed. 123 2021 Annual Report / Financial Statements / Group

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Section 4 Capital Structure, Financial Risk and Related Items / 4.7 Share Capital

Changes in Share Capital During 2019 to 2021

The share capital of DKK 66 million at December 31, 2021 is divided into 65,718,456 shares at a nominal value of DKK 1 each.

	Number of shares	Share capital (DKK million)
December 31, 2018	**61,497,571**	**61.5**
Shares issued for cash	3,277,500	3.3
Exercise of warrants	299,431	0.3
December 31, 2019	**65,074,502**	**65.1**
Exercise of warrants	471,246	0.4
December 31, 2020	**65,545,748**	**65.5**
Exercise of warrants	172,708	0.2
December 31, 2021	**65,718,456**	**65.7**

During 2021, 172,708 new shares were subscribed at a price of DKK 31.75 to DKK 1,432.00 in connection with the exercise of warrants under Genmab's warrant program.

During 2020, 471,246 new shares were subscribed at a price of DKK 31.75 to DKK 1,432.00 in connection with the exercise of warrants under Genmab's warrant program.

On July 22, 2019, gross proceeds from the issuance of new shares amounted to USD 506 million (DKK 3,368 million) with a corresponding increase in share capital of 2,850,000 ordinary shares or 28,500,000 ADSs. The underwriters exercised in full their option to purchase an additional 427,500 ordinary shares or 4,275,000 ADSs bringing the total shares issued to 3,277,500 and total gross proceeds of the offering to USD 582 million (DKK 3,873 million), which was completed on July 23, 2019.

During 2019, 299,431 new shares were subscribed at a price of DKK 31.75 to DKK 1,424.00 in connection with the exercise of warrants under Genmab's warrant program.

Treasury Shares

	Number of shares	Share capital (DKK million)	Proportion of share capital %	Cost (DKK million)
Shareholding at December 31, 2018	**177,550**	**0.2**	**0.3**	**208**
Shares used for funding RSU program	(13,629)	–	–	(16)
Shareholding at December 31, 2019	**163,921**	**0.2**	**0.3**	**192**
Shares used for funding RSU program	(31,815)	(0.1)	(0.1)	(38)
Shareholding at December 31, 2020	**132,106**	**0.1**	**0.2**	**154**
Purchase of treasury shares	200,000	0.2	0.3	447
Shares used for funding RSU program	(43,781)	–	(0.1)	(51)
Shareholding at December 31, 2021	**288,325**	**0.3**	**0.4**	**550**

Genmab has two authorizations to repurchase shares as of December 31, 2021. The first authorization, granted on March 29, 2019, authorizes the Board of Directors to repurchase up to a total of 500,000 shares (with a nominal value of DKK 500,000) and shall lapse on March 28, 2024. The second authorization, granted on April 13, 2021, authorizes the Board of Directors to repurchase up to an additional 500,000 shares (with a nominal value of DKK 500,000) and shall lapse on April 12, 2026. The authorization granted on March 17, 2016, authorizing the Board of Directors to repurchase up to a total of 500,000 shares (with a nominal value of DKK 500,000) lapsed on March 17, 2021. The authorizations are intended to cover inter alia obligations in relation to the share-based remuneration programs and reduce the dilution effect of share capital increases resulting from future exercises of warrants.

During 2021, Genmab acquired 200,000 of its own shares, approximately 0.3% of share capital, to cover its obligations under the RSU program and to mitigate dilution from warrant exercises. The total amount paid to acquire the shares, including directly attributable costs, was DKK 447 million and has been recognized as a deduction to Shareholders' Equity. These shares are classified as treasury shares. Treasury shares are presented within Retained earnings as of December 31, 2021, 2020 and 2019. 30,000 of the shares were acquired in accordance with the authorization granted by the Annual General Meeting in March 2016 and 170,000 of the shares were acquired in accordance with the authorization granted by the Annual General Meeting in March 2019. There were no acquisitions of treasury shares in 2020 or 2019.

As of December 31, 2021, a total of 255,000 shares, with a nominal value of DKK 255,000, have been repurchased under the March 17, 2016 authorization and a total of 170,000 shares, with a nominal value of DKK 170,000, have been repurchased under the March 29, 2019 authorization. A total of 830,000 shares, with a nominal value of DKK 830,000, remain available to repurchase as of December 31, 2021.

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Table of Contents Management’s Review Financial Statements Other Information Section 5 5.1 Remuneration of the Board of Directors and Executive Management The total remuneration of the Board of Directors and Executive Management is as follows: Other Disclosures This section is comprised of various statutory disclosures or notes that are of secondary importance for the understanding of Genmab’s financials. The remuneration packages for the Board of Directors and Executive Management are described in further detail in Genmab’s 2021 Compensation Report. The remuneration packages are denomi-nated in DKK, EUR or USD. The Compensation Committee of the Board of Directors performs an annual review of the remuneration packages. All incentive and variable remuneration is considered and adopted at the Company’s Annual General Meeting. 2021 2020 2019 (DKK million) Wages and salaries Share-based compensation expenses Defined contribution plans 51 58 2 48 43 2 42 38 1 In accordance with Genmab’s accounting policies, described in note 2.3, share-based compensation is included in the income statement and reported in the table above. Such share-based compensation expense represents a calculated fair value of instru-ments granted and does not represent actual cash compensation received by the board members or executives. Please refer to note 4.6 for additional information regarding Genmab’s share-based compensation programs. Total 111 93 81 125 2021 Annual Report / Financial Statements / Group

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Remuneration to the Board of Directors

(DKK million)	Base Board Fee	Committee Fees	Share-Based Compensation Expenses	2021	Base Board Fee	Committee Fees	Share-Based Compensation Expenses	2020	Base Board Fee	Committee Fees	Share-Based Compensation Expenses	2019
Deirdre P. Connelly	1.2	0.5	0.7	2.4	1.1	0.5	0.7	2.3	0.8	0.5	0.9	2.2
Pernille Erenbjerg	0.9	0.4	0.5	1.8	0.7	0.4	0.4	1.5	0.4	0.3	0.4	1.1
Mats Pettersson[1]	–	–	–	–	0.3	0.1	1.6	2.0	1.2	0.2	0.8	2.2
Anders Gersel Pedersen	0.6	0.4	0.4	1.4	0.4	0.4	0.5	1.3	0.4	0.4	0.6	1.4
Paolo Paoletti	0.6	0.3	0.4	1.3	0.4	0.3	0.4	1.1	0.4	0.3	0.4	1.1
Rolf Hoffmann	0.6	0.4	0.4	1.4	0.4	0.3	0.5	1.2	0.4	0.3	0.8	1.5
Jonathan Peacock[2]	0.5	0.3	0.6	1.4	0.3	0.3	0.4	1.0	–	–	–	–
Peter Storm Kristensen[5]	0.6	–	0.4	1.0	0.4	–	0.4	0.8	0.4	–	0.4	0.8
Rick Hibbert[4,5]	–	–	–	–	–	–	–	–	0.1	–	0.4	0.5
Rima Bawarshi Nassar[3,5]	0.6	–	0.2	0.8	0.1	–	–	0.1	–	–	–	–
Mijke Zachariasse[5]	0.6	–	0.3	0.9	0.4	–	0.1	0.5	0.3	–	–	0.3
Daniel J. Bruno[3,5]	–	–	–	–	0.3	–	(0.4)	(0.1)	0.4	–	0.4	0.8
Total	**6.2**	**2.3**	**3.9**	**12.4**	**4.8**	**2.3**	**4.6**	**11.7**	**4.8**	**2.0**	**5.1**	**11.9**

1. Mats Pettersson stepped down from the Board of Directors at the Annual General Meeting in March 2020.
2. Jonathan Peacock stepped down from the Board of Directors effective November 15, 2021, due to increased responsibilities in connection with his other board commitments.
3. Daniel J. Bruno stepped down from the Board of Directors and Rima Bawarshi Nassar replaced Daniel J. Bruno on the Board of Directors as an employee elected board member during August 2020.
4. Rick Hibbert stepped down from the Board of Directors at the Annual General Meeting in March 2019.
5. Employee elected board member.

Please refer to the section **"Board of Directors"** in Management's Review for additional information regarding the Board of Directors.

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Remuneration to the Executive Management

2021

(DKK million)	Base Salary	Defined Contribution Plans	Other Benefits	Annual Cash Bonus	Share-Based Compensation Expenses	Total
Jan van de Winkel	7.9	1.1	0.6	7.9	20.6	38.1
Anthony Pagano	3.2	0.1	-	1.9	7.2	12.4
Anthony Mancini	3.9	0.1	3.1	2.3	7.2	16.6
Judith Klimovsky	4.0	0.1	-	2.5	13.2	19.8
Tahamtan Ahmadi[1]	3.3	0.1	-	2.0	5.5	10.9
Total	**22.3**	**1.5**	**3.7**	**16.6**	**53.7**	**97.8**

1. Tahamtan Ahmadi was appointed Chief Medical Officer, Head of Experimental Medicines and member of the Executive Management in March 2021.

2020

(DKK million)	Base Salary	Defined Contribution Plans	Other Benefits	Annual Cash Bonus	Share-Based Compensation Expenses	Total
Jan van de Winkel	7.3	1.0	1.0	8.4	19.6	37.3
Anthony Pagano[1]	3.0	0.1	-	2.3	5.2	10.6
Anthony Mancini[2]	3.1	0.1	3.3	2.0	3.1	11.6
Judith Klimovsky	4.0	0.1	0.1	3.0	12.7	19.9
David A. Eatwell[1]	0.9	0.1	2.5	-	(2.3)	1.2
Total	**18.3**	**1.4**	**6.9**	**15.7**	**38.3**	**80.6**

1. David A. Eatwell stepped down as CFO on February 29, 2020, and Anthony Pagano was appointed CFO and member of the Executive Management on March 1, 2020.
2. Anthony Mancini was appointed Chief Operating Officer and member of the Executive Management in March 2020.

2019

(DKK million)	Base Salary	Defined Contribution Plans	Other Benefits	Annual Cash Bonus	Share-Based Compensation Expenses	Total
Jan van de Winkel	7.3	1.0	3.6	8.4	14.9	35.2
David A. Eatwell	4.3	0.1	0.9	3.2	8.0	16.5
Judith Klimovsky	4.1	0.1	-	3.1	9.7	17.0
Total	**15.7**	**1.2**	**4.5**	**14.7**	**32.6**	**68.7**

Please refer to the section **"Senior Leadership"** in Management's Review for additional information regarding the Executive Management.

Severance Payments:
In the event Genmab terminates the service agreements with each member of the Executive Management team without cause, Genmab is obliged to pay the Executive Officer his/her existing salary for one or two years after the end of the one year notice period. However, in the event of termination by Genmab (unless for cause) or by a member of Executive Management as a result of a change of control of Genmab, Genmab is obliged to pay a member of the Executive Management a compensation equal to his/her existing total salary (including benefits) for up to two years in addition to the notice period. In 2021, the Remuneration Policy was amended at the Annual General Meeting to specify that the total value of the remuneration relating to the notice period for new members of Executive Management cannot exceed two years of remuneration, including all components of the remuneration. In case of the termination of the service agreements of the Executive Management without cause, the total impact on our financial position is estimated to be approximately DKK 72 million as of December 31, 2021 (2020: DKK 52 million, 2019: DKK 46 million).

Please refer to **note 5.5** for additional information regarding the potential impact in the event of change of control of Genmab.

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Section 5 Other Disclosures / 5.2 Related Party Disclosures

5.2
Related Party Disclosures

Genmab's related parties are the parent company's subsidiaries, Board of Directors, Executive Management, and close members of the family of these persons.

Genmab has not granted any loans, guarantees or other commitments to or on behalf of any of the members of the Board of Directors or Executive Management.

Other than the remuneration and other transactions relating to the Board of Directors and Executive Management described in note 5.1, there were no material related party transactions during 2021, 2020 and 2019.

5.3
Company Overview

Genmab A/S (parent company) holds investments either directly or indirectly in the following subsidiaries:

Name	Domicile	Ownership and votes 2021	Ownership and votes 2020
Genmab B.V.	Utrecht, the Netherlands	100%	100%
Genmab Holding B.V.	Utrecht, the Netherlands	100%	100%
Genmab US, Inc.	New Jersey, USA	100%	100%
Genmab K.K.	Tokyo, Japan	100%	100%

5.4
Commitments

Guarantees and Collaterals

There were no bank guarantees as of December 31, 2021 or 2020.

Other Purchase Obligations

Genmab has entered into a number of agreements primarily related to research and development activities. These short term contractual obligations amounted to approximately DKK 1,340 million as of December 31, 2021, all of which is due in less than two years (2020: approximately DKK 1,074 million).

Genmab also has certain contingent commitments under license and collaboration agreements that may become due for future payments. As of December 31, 2021, these contingent commitments amounted to approximately DKK 19,574 million (approximately USD 2,983 million) in potential future development, regulatory and commercial milestone payments to third parties under license and collaboration agreements for our preclinical and clinical stage development programs as compared to approximately DKK 14,638 million (approximately USD 2,418 million) as of December 31, 2020. These milestone payments generally become due and payable only upon the achievement of certain development, clinical, regulatory or commercial milestones. The events triggering such payments or obligations have not yet occurred.

In addition to the above obligations, Genmab enters into a variety of agreements and financial commitments in the normal course of business. The terms generally allow Genmab the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services. It is not possible to predict the maximum potential amount of future payments under these agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement.

5.5
Contingent Assets and Contingent Liabilities

Contingent Assets and Liabilities

License and Collaboration Agreements

Genmab is entitled to potential milestone payments and royalties on successful commercialization of products developed under license and collaboration agreements with partners. Since the size and timing of such payments are uncertain until the milestones are reached or sales are generated, the agreements may qualify as contingent assets. However, it is impossible to measure the value of contingent assets, and as such, no assets have been recognized.

As part of the license and collaboration agreements that Genmab has entered into, once a product is developed and commercialized, Genmab may be required to make milestone and royalty payments. It is impossible to measure the value of such future payments, but Genmab expects to generate future income from such products which will exceed any milestone and royalty payments due, and as such, no liabilities have been recognized.

Legal Matter—Janssen Binding Arbitration

In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen relating to daratumumab. Under the license agreement, Genmab is, among other things, entitled to royalties from Janssen on sales of daratumumab (marketed as DARZALEX for IV administration and as DARZALEX *FASPRO* in the United States and DARZALEX SC in Europe for SC administration). The arbitration first is to settle whether Genmab is required to share in Janssen's royalty payments to Halozyme for the Halozyme enzyme technology used in the SC formulation of daratumumab. The royalties Janssen pays to Halozyme represent a mid-single digit percentage rate of SC daratumumab sales. Janssen has started reducing its royalty payments to Genmab by what it claims to be Genmab's share of Janssen's royalty payments to Halozyme beginning in the second quarter of 2020 and has continued to do so through December 31, 2021. Given

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the ongoing arbitration, Genmab has reflected this reduction in its royalty revenues each quarter. To date, the impact to royalties is estimated to be DKK 501 million (2021: DKK 421 million, 2020: DKK 80 million). The arbitration is also to settle whether Janssen's obligation to pay royalties on sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering the product, as further defined and described in the license agreement.

Change of Control

In the event of a change of control, change of control clauses are included in some of our collaboration, development and license agreements as well as in service agreements for certain employees.

Collaboration, Development and License Agreements

Genmab has entered into collaboration, development and license agreements with external parties, which may be subject to renegotiation in case of a change of control event as specified in the individual agreements. However, any changes in the agreements are not expected to have significant influence on our financial position.

Service Agreements with Executive Management and Employees

The service agreements with each member of the Executive Management may be terminated by Genmab with no less than 12 months' notice and by the member of the Executive Management with no less than six months' notice. In the event of a change of control of Genmab, the termination notice due to the member of the Executive Management is extended to 24 months. In the event of termination by Genmab (unless for cause) or by a member of Executive Management as a result of a change of control of Genmab, Genmab is obliged to pay a member of Executive Management a compensation equal to his/her existing total salary (including benefits) for up to two years in addition to the notice period. In case of a change of control event and the termination of service agreements of the Executive Management, the total impact on our financial position is estimated to approximately DKK 145 million as of December 31, 2021 (2020: DKK 105 million).

In addition, Genmab has entered into service agreements with 17 (2020: 18) current employees according to which Genmab may become obliged to compensate the employees in connection with a change of control of Genmab. If Genmab as a result of a change of control terminates the service agreement without cause, or changes the working conditions to the detriment of the employee, the employee shall be entitled to terminate the employment relationship without further cause with one month's notice in which case Genmab shall pay the employee a compensation equal to one-half, one or two times the employee's existing annual salary (including benefits). In case of the change of control event and the termination of all 17 service agreements the total impact on Genmab's consolidated financial position is estimated to approximately DKK 55 million as of December 31, 2021 (2020: DKK 57 million).

Please refer to note 4.6 for additional information regarding change of control clauses related to share-based instruments granted to the Executive Management and employees.

§ Accounting Policies

Contingent Assets and Liabilities

Contingent assets and liabilities are assets and liabilities that arose from past events but whose existence will only be confirmed by the occurrence or non-occurrence of future events that are beyond Genmab's control.

Contingent assets and liabilities are not to be recognized in the consolidated financial statements, but are disclosed in the notes.

5.6 Fees to Auditors Appointed at the Annual General Meeting

(DKK million)	2021	2020	2019
PricewaterhouseCoopers			
Audit fees	5.8	4.9	1.9
Audit-related fees	1.8	1.0	2.3
Tax fees	-	0.3	0.5
All other fees	0.1	-	2.4
Total	7.7	6.2	7.1

Fees for other services than statutory audit of the financial statements provided by PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab amounted to DKK 1.9 million in 2021 (DKK 1.3 million and DKK 5.2 million in 2020 and 2019, respectively). These services primarily include agreed-upon procedures, other assurance assessments and reports, accounting advice, educational training and tax and VAT compliance. The decrease in fees from 2019 to 2020 was driven by additional services relating to Genmab's IPO on the Nasdaq in the U.S.

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5.7
Adjustments to Cash Flow Statements

(DKK million)	Note	2021	2020	2019
Adjustments for non-cash transactions:				
Depreciation, amortization and impairment	3.1, 3.2, 3.3	248	259	139
Share-based compensation expenses	2.3, 4.6	310	200	147
Other		(32)	-	5
Total adjustments for non-cash transactions		526	459	291
Change in operating assets and liabilities:				
Receivables		(1,074)	306	(1,658)
Deferred revenue		-	513	-
Other payables		304	168	440
Total change in operating assets and liabilities		(770)	987	(1,218)

5.8
Collaborations and Technology Licenses

Collaborations

Genmab enters into collaborations with biotechnology and pharmaceutical companies to advance the development and commercialization of our product candidates and to supplement our internal pipeline. Genmab seeks collaborations that will allow Genmab to retain significant future participation in product sales through either profit-sharing or royalties paid on net sales. Below is an overview of certain of Genmab's collaborations that have had a significant impact or are expected in the near term to have a significant impact on financial results.

Janssen (Daratumumab/DARZALEX)

In 2012, Genmab, entered into a global license, development and commercialization agreement with Janssen for daratumumab (marketed as DARZALEX for IV administration and as DARZALEX *FASPRO* in the United States and DARZALEX SC in Europe for SC administration). Under this agreement, Janssen is fully responsible for developing and commercializing daratumumab and all costs associated therewith. Genmab receives tiered royalty payments between 12% and 20% based on Janssen's annual net product sales. The royalties payable by Janssen are limited in time and subject to reduction on a country-by-country basis for customary reduction events, including upon patent expiration or invalidation in the relevant country and upon the first commercial sale of a biosimilar product in the relevant country (for as long as the biosimilar product remains for sale in that country). Pursuant to the terms of the agreement, Janssen's obligation to pay royalties under this agreement will expire on a country-by-country basis on the later of the date that is 13 years after the first sale of daratumumab in such country or upon the expiration of the last-to-expire relevant product patent (as defined in the agreement) covering daratumumab in such country. Genmab is also eligible to receive certain additional payments in connection with development, regulatory and sales milestones.

Refer to note 5.5 for detailed information regarding Genmab's legal matter of the Janssen Binding Arbitration.

Novartis (Ofatumumab/Kesimpta)

Genmab and GlaxoSmithKline (GSK) entered a co-development and collaboration agreement for ofatumumab in 2006. The full rights to ofatumumab were transferred from GSK to Novartis in 2015. Novartis is now fully responsible for the development and commercialization of ofatumumab in all potential indications, including autoimmune diseases. Genmab is entitled to a 10% royalty payment of net sales for non-cancer treatments. In 2020 subcutaneous ofatumumab was approved by the U.S. FDA, as Kesimpta, for the treatment of RMS in adults. Ofatumumab was also previously approved as Arzerra for certain CLL indications. In 2019, the marketing authorization for Arzerra was withdrawn in the EU and several other territories. In August 2020, Genmab announced that Novartis planned to transition Arzerra to an oncology access program for CLL patients in the U.S. In 2020, Genmab recognized USD 30 million lump sum from Novartis as payment for lost potential royalties. Ofatumumab is no longer in development for CLL.

Roche (Teprotumumab/TEPEZZA)

In May 2001, Genmab entered a collaboration with Roche to develop human antibodies to disease targets identified by Roche. In 2002, this alliance was expanded, and Roche made an equity investment in Genmab. Under the agreement, Genmab will receive milestones as well as royalty payments on successful products and, in certain circumstances, Genmab could obtain rights to develop products based on disease targets identified by Roche. Teprotumumab was created by Genmab under the collaboration with Roche and development and commercialization of the product, approved in 2020 by the U.S. FDA, as TEPEZZA, for the treatment of thyroid eye disease, is now being conducted by Horizon Therapeutics under a license from Roche. Under the terms of Genmab's agreement with Roche, Genmab will receive mid-single digit royalties on sales of TEPEZZA.

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Table of Contents Management’s Review Financial Statements Other Information Section 5 Other Disclosures / 5.8 Collaborations and Technology Licenses Seagen (Tisotumab vedotin/Tivdak) In September 2010, Genmab and Seagen entered into an ADC collaboration, and a commercial license and collaboration agreement was executed in October 2011. Under the agreement, Genmab was granted rights to utilize Seagen’s ADC technology with its human monoclonal TF antibody. Seagen was granted rights to exercise a co-development and co-commercialization option at the end of Phase 1 clinical development for tisotumab vedotin. In August 2017, Seagen exercised this option. In October 2020, Genmab and Seagen entered into a joint commercialization agreement. Genmab will co-promote tisotumab vedotin in the U.S., and we will lead commercial operational activities and book sales in Japan, while Seagen will lead operational commercial activities in the U.S., Europe and China with a 50:50 cost and profit split in those markets. In any other markets, Seagen will be responsible for commercializing Tivdak and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies will continue the practice of joint decision-making on the worldwide development and commercializa-tion strategy for Tivdak. For the discovery research collaboration, which combines propri-etary antibodies from both companies along with Genmab’s DuoBody technology platform and AbbVie’s payload and ADC tech-nology, the companies will select and develop up to four additional differentiated next-generation antibody-based product concepts, potentially across both solid tumors and hematological malignan-cies. Genmab will conduct Phase 1 studies for these programs and AbbVie retains the right to opt-in to program development. provides proprietary antibodies and access to its DuoBody tech-nology platform. Genmab paid an upfront fee of USD 10 million to BioNTech. If the companies jointly select any product candidates for clinical development, development costs and product ownership will be shared equally going forward. If one of the companies does not wish to move a product candidate forward, the other company is entitled to continue developing the product on predetermined licensing terms. The agreement also includes provisions which will allow the parties to opt out of joint development at key points. Genmab and BioNTech have selected two product candidates for clinical development, DuoBody-CD40x4-1BB (GEN1042) and DuoBody-PD-L1x4-1BB (GEN1046), both of which are now in clinical trials. Under the terms of the agreement, Genmab received a USD 750 million upfront payment from AbbVie with the potential for Genmab to receive up to USD 3.15 billion in additional develop-ment, regulatory and sales milestone payments for all programs, as well as tiered royalties between 22% and 26% on net sales for epcoritamab outside the U.S. and Japan. Except for these royal-ty-bearing sales, the parties share in pre-tax profits from the sale of products on a 50:50 basis. Included in these potential mile-stones are up to USD 1.15 billion in payments related to clinical development and commercial success across the three bispecific antibody programs originally included in the agreement, one of which was subsequently stopped. In addition, and also included in these potential milestones, if all four next-generation antibody product candidates developed as a result of the discovery research collaboration are successful, Genmab is eligible to receive up to USD 2.0 billion in option exercise and success-based milestones. Genmab and AbbVie split 50:50 the development costs related to epcoritamab, DuoHexaBody-CD37 and DuoBody-CD3x5T4 while Genmab will be responsible for 100% of the costs for the discovery research programs up to opt-in. Janssen (DuoBody) In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using our DuoBody technology platform. Under this original agreement, Janssen had the right to use the DuoBody technology platform to create panels of bispecific antibodies (up to 10 DuoBody programs) to multiple disease target combinations. Genmab received an upfront payment of USD 3.5 million from Janssen and will potentially be entitled to milestone and license payments of up to approximately USD 175 million, as well as royalties for each commercialized DuoBody product. AbbVie On June 10, 2020, Genmab entered into a broad oncology collabo-ration agreement with AbbVie to jointly develop and commercialize epcoritamab, DuoHexaBody-CD37 and DuoBody-CD3x5T4, and a discovery research collaboration for future differentiated antibody therapeutics for cancer. For epcoritamab, the companies will share commercial responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab will be the principal for net sales in the U.S. and Japan and receive tiered royalties on remaining global sales outside of these territories. For DuoHexaBody-CD37, DuoBody-CD3x5T4 and any product candi-dates developed as a result of the companies’ discovery research collaboration, Genmab and AbbVie will share responsibilities for global development and commercialization in the U.S. and Japan. Genmab retains the right to co-commercialize these products, along with AbbVie, outside of the U.S. and Japan. Under the terms of a December 2013 amendment, Janssen was entitled to work on up to 10 additional programs. Genmab received an initial payment of USD 2 million from Janssen. Under the terms of the original agreement, for each of the additional programs that Janssen successfully initiates, develops and commercializes, Genmab will potentially be entitled to receive average milestone and license payments of approximately USD 191 million. In addition, Genmab will be entitled to royalties on sales of any commercialized products. All research work is funded by Janssen. In September 2021 we, along with AbbVie, decided that the data did not support the further development of DuoBody-CD3x5T4. BioNTech In May 2015, Genmab entered an agreement with BioNTech to jointly research, develop and commercialize bispecific antibody products using Genmab’s DuoBody technology platform. Under the terms of the agreement, BioNTech will provide proprietary antibodies against key immunomodulatory targets, while Genmab Janssen had exercised 14 licenses under this collaboration, not all of which are active, and no further options remain for use by Janssen. As of December 31, 2021, four DuoBody-based 131 2021 Annual Report / Financial Statements / Group

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investigational medicines created under this collaboration were in the clinic. One of these, RYBREVANT, is the first medicine created using the DuoBody technology platform to receive regulatory approval. A BLA for a second medicine utilizing the DuoBody technology, teclistamab, was submitted to the U.S. FDA in December 2021.

Novo Nordisk A/S

In August 2015, Genmab entered an agreement to grant Novo Nordisk commercial licenses to use the DuoBody technology platform to create and develop bispecific antibody candidates for two therapeutic programs. The bispecific antibodies will target a disease area outside of cancer therapeutics. After an initial period of exclusivity for both target combinations, Novo Nordisk has extended exclusivity of the commercial license for one target combination in 2018, now in clinical development as Mim8. Under the exclusive license agreement, Genmab is entitled to potential development, regulatory and sales milestones of up to approximately USD 250 million. In addition, Genmab will be entitled to single digit royalties on sales of any commercialized medicines. In December 2017, the collaboration was expanded with a new agreement for up to an additional five potential target pair combinations, which may be reserved on either an exclusive or non-exclusive basis, and three commercial license options. This agreement contained similar termination provisions as the initial agreement.

Immatics

In July 2018, Genmab entered into a research collaboration and exclusive license agreement with Immatics to discover and develop next-generation bispecific immunotherapies to target multiple cancer indications. Genmab received an exclusive license to three proprietary targets from Immatics, with an option to license up to two additional targets at predetermined economics. Under the terms of the agreement, Genmab paid Immatics an upfront fee of USD 54 million and Immatics is eligible to receive up to USD 550 million in development, regulatory and commercial milestone payments for each product, as well as tiered royalties on net sales.

CureVac

During December 2019, Genmab entered into a research collaboration and license agreement with CureVac AG. The strategic partnership will focus on the research and development of differentiated mRNA-based antibody products by combining CureVac's mRNA technology and know-how with Genmab's proprietary antibody technologies and expertise.

Under the terms of the agreement, Genmab provided CureVac with a USD 10 million upfront payment. The companies will collaborate on research to identify an initial product candidate and CureVac will contribute a portion of the overall costs for the development of this product candidate, up to the time of an Investigational New Drug Application. Genmab would thereafter be fully responsible for the development and commercialization of the potential product, in exchange for USD 280 million in development, regulatory and commercial milestones and tiered royalties in the range from mid-single digits up to low-double digits to CureVac. The agreement also includes three additional options for Genmab to obtain commercial licenses to CureVac's mRNA technology at pre-defined terms, exercisable within a five-year period. If Genmab exercises any of these options, it would fund all research and would develop and commercialize any resulting product candidates with CureVac eligible to receive between USD 275 million and USD 368 million in development, regulatory and commercial milestone payments for each product, dependent on the specific product concept. In addition, CureVac is eligible to receive tiered royalties in the range from mid-single digits up to low double digits per product. CureVac would retain an option to participate in development and/or commercialization of one of the potential additional programs under predefined terms and conditions. Further, Genmab made a EUR 20 million equity investment in CureVac.

During 2021, Genmab sold 35% of its investment in common shares of CureVac.

Bolt Biotherapeutics

In the second quarter of 2021, Genmab and Bolt entered into an oncology research and development collaboration. The companies will evaluate Genmab antibodies and bispecific antibody engineering technologies in combination with Bolt's proprietary Boltbody™ immune-stimulating antibody conjugate (ISAC) technology platform, with the goal of discovering and developing next-generation, immune-stimulatory, antibody-based conjugate therapeutics for the treatment of cancer. The research collaboration will evaluate multiple bispecific ISAC concepts to identify up to three clinical candidates for development. Genmab will fund the research, along with the preclinical and clinical development of these candidates through clinical proof of concept. Under the terms of the agreement, Genmab paid Bolt an upfront payment of USD 10 million and made a USD 15 million equity investment in Bolt. Bolt is eligible to receive total potential milestone payments of up to USD 285 million per therapeutic candidate exclusively developed and commercialized by Genmab, along with tiered royalties. If a candidate is co-developed, development costs will be split 50:50 between the two companies, and the companies will be solely responsible for commercialization costs in their respective territories and shall pay each other royalties on product sales.

5.9 Subsequent Events

No events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of December 31, 2021.

132 2021 Annual Report / Financial Statements / Group

Table of Contents Management’s Review Financial Statements Other Information Table of Contents Financial Statements of the Parent Company Notes 134 135 136 137 Statements of Comprehensive Income Balance Sheets Statements of Cash Flows Statements of Changes in Equity 138 139 139 140 141 142 143 144 144 144 144 145 145 145 1 2 3 4 5 6 7 8 9 10 11 12 13 14 Accounting Policies Revenue Staff Costs Corporate and Deferred Tax Intangible Assets Property and Equipment Leases Other Investments Receivables Deferred Revenue Other Payables Marketable Securities Financial Income and Expenses Remuneration of the Board of Directors and Executive Management Related Party Disclosures Investments in Subsidiaries Commitments Fees to Auditors Appointed at the Annual General Meeting 146 147 147 148 15 16 17 18 148 19 Adjustments to Cash Flow Statements 133 2021 Annual Report / Financial Statements / Parent Company

Table of Contents Management’s Review Financial Statements Other Information Financial Statements of the Parent Company (DKK million) Note 2021 2020 2019 Revenue 2 8,509 9,985 5,392 Research and development expenses Selling, general and administrative expenses 3, 5, 6 3, 6 (3,957) (1,296) (3,041) (637) (2,235) (354) Statements of Comprehensive Income Operating expenses (5,253) (3,678) (2,589) Operating profit Profit/(Loss) in subsidiaries, net of tax Financial income Financial expenses 3,256 (629) 1,610 (254) 6,307 793 254 (1,519) 2,803 (155) 238 (1) 16 13 13 Net profit before tax Corporate tax 3,983 (975) 5,835 (1,077) 2,885 (719) 4 Net profit 3,008 4,758 2,166 Statement of Comprehensive Income Net profit 3,008 4,758 2,166 Other comprehensive income: Amounts which may be re-classified to the income statement: Adjustment of foreign currency fluctuations on subsidiaries 27 (44) 6 Total comprehensive income 3,035 4,714 2,172 134 2021 Annual Report / Financial Statements / Parent Company

Table of Contents Management’s Review Financial Statements Other Information Financial Statements of the Parent Company (DKK million) Note December 31, 2021 December 31, 2020 Assets Intangible assets Property and equipment Right-of-use assets Investments in subsidiaries Receivables Deferred tax assets Other investments 5 6 7 16 9 4 8 236 13 12 1,311 8 252 27 304 10 24 1,622 6 177 14 Balance Sheets Total non-current assets 1,859 2,157 Corporate tax receivable Receivables Receivables from subsidiaries Marketable securities Cash and cash equivalents 4 9 9 12 39 3,187 79 10,381 8,783 250 2,379 143 8,819 7,133 Total current assets 22,469 18,724 Total assets 24,328 20,881 Shareholders’ Equity and Liabilities Share capital Share premium Other reserves Retained earnings 66 12,029 81 10,020 66 11,894 54 7,107 Total shareholders’ equity 22,196 19,121 Provisions Lease liabilities Deferred revenue Other payables 6 – 487 – 4 11 487 1 7 10 11 Total non-current liabilities 493 503 Payable to subsidiaries Lease liabilities Deferred revenue Other payables 11 7 10 11 770 11 26 832 358 12 26 861 Total current liabilities 1,639 1,257 Total liabilities 2,132 1,760 Total shareholders’ equity and liabilities 24,328 20,881 135 2021 Annual Report / Financial Statements / Parent Company

Table of Contents | Management's Review | Financial Statements | Other Information

Financial Statements of the Parent Company

Statements of Cash Flows

(DKK million)	Note	2021	2020	2019
Cash flows from operating activities:				
Net profit before tax		3,983	5,835	2,885
Reversal of financial items, net	13	(1,356)	1,265	(237)
Reversal of profit/(loss) in subsidiaries, net of tax	16	629	(793)	155
Adjustment for non-cash transactions	19	400	337	246
Change in operating assets and liabilities	19	(1,024)	969	(1,340)
Cash provided by operating activities before financial items		2,632	7,613	1,709
Interest received		207	170	111
Interest elements of lease payments	7	-	(1)	(1)
Interest paid		-	(11)	(13)
Corporate taxes (paid)/received		(739)	(1,476)	(476)
Net cash provided by operating activities		2,100	6,295	1,330
Cash flows from investing activities:				
Investment in intangible assets	5	-	-	(23)
Investment in tangible assets	6	(7)	(3)	(5)
Transactions with subsidiaries		163	(47)	(329)
Marketable securities bought		(15,514)	(12,414)	(5,812)
Marketable securities sold		14,469	10,370	3,940
Other investments bought		(18)	-	-
Net cash (used in) investing activities		(907)	(2,094)	(2,229)
Cash flows from financing activities:				
Warrants exercised		135	140	65
Shares issued for cash		-	-	3,873
Costs related to issuance of shares		-	-	(238)
Principal elements of lease payments	7	(13)	(12)	(12)
Purchase of treasury shares		(447)	-	-
Payment of withholding taxes on behalf of employees on net settled RSUs		(50)	(25)	(9)
Net cash provided by (used in) financing activities		(375)	103	3,679
Changes in cash and cash equivalents		818	4,304	2,780
Cash and cash equivalents at the beginning of the period		7,133	3,274	478
Exchange rate adjustments		832	(445)	16
Cash and cash equivalents at the end of the period		8,783	7,133	3,274
Cash and cash equivalents include:				
Bank deposits		8,487	4,927	2,606
Short-term marketable securities		296	2,206	668
Cash and cash equivalents at the end of the period		8,783	7,133	3,274

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Financial Statements of the Parent Company

Statements of Changes in Equity

Distribution of the Year's Profit

The Board of Directors proposes that the parent company's 2021 net profit of DKK 3,008 million (2020: net profit of DKK 4,758 million and 2019: net profit of DKK 2,166 million) be carried forward to next year by transfer to retained earnings.

(DKK million)	Share capital	Share premium	Translation reserves	Retained earnings	Shareholders' equity
Balance at December 31, 2018	**61**	**8,059**	**92**	**(198)**	**8,014**
Net profit	–	–	–	2,166	2,166
Other comprehensive income	–	–	6	–	6
Total comprehensive income	**–**	**–**	**6**	**2,166**	**2,172**
Exercise of warrants	1	64	–	–	65
Shares issued for cash	3	3,870	–	–	3,873
Expenses related to capital increases	–	(238)	–	–	(238)
Share-based compensation expenses	–	–	–	147	147
Net settlement of RSUs	–	–	–	(9)	(9)
Tax on items recognized directly in equity	–	–	–	24	24
Balance at December 31, 2019	**65**	**11,755**	**98**	**2,130**	**14,048**
Net profit	–	–	–	4,758	4,758
Other comprehensive income	–	–	(44)	–	(44)
Total comprehensive income	**–**	**–**	**(44)**	**4,758**	**4,714**
Exercise of warrants	1	139	–	–	140
Share-based compensation expenses	–	–	–	200	200
Net settlement of RSUs	–	–	–	(25)	(25)
Tax on items recognized directly in equity	–	–	–	44	44
Balance at December 31, 2020	**66**	**11,894**	**54**	**7,107**	**19,121**
Net profit	–	–	–	3,008	3,008
Other comprehensive income, net	–	–	27	–	27
Total comprehensive income	**–**	**–**	**27**	**3,008**	**3,035**
Transactions with owners:					
Exercise of warrants	–	135	–	–	135
Purchase of treasury shares	–	–	–	(447)	(447)
Share-based compensation expenses	–	–	–	310	310
Net settlement of RSUs	–	–	–	(50)	(50)
Tax on items recognized directly in equity	–	–	–	92	92
Balance at December 31, 2021	**66**	**12,029**	**81**	**10,020**	**22,196**

137 2021 Annual Report / Financial Statements / Parent Company

Table of Contents Management’s Review Financial Statements Other Information Notes to the Financial Statements of the Parent Company 1 Accounting Policies The financial statements of the parent company have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as endorsed by the EU and further requirements in the Danish Financial Statements Act (Class D). Please refer to note 1.1 in the consolidated financial statements for a description of the accounting policies of the Group. Please refer to note 1.3 in the consolidated financial statements for a description of management’s judgements and estimates under IFRS. A number of new or amended standards became applicable for the current reporting period. Genmab A/S did not have to change its accounting policies as a result of the adoption of these standards. Please refer to note 1.2 in the consolidated financial statements for a description of new accounting policies and disclosures of the Group. Supplementary Accounting Policies for the Parent Company Investments in Subsidiaries The equity method is used for measuring the investments in subsid-iaries. Under the equity method, the investment in a subsidiary is recognized on initial recognition at cost, and the carrying amount is increased or decreased to recognize the parent company’s share of the profit or loss of the investment after the date of acquisition. The parent company’s share of profit or loss is recognized in the parent company’s profit or loss. The parent company’s share of other comprehensive income arising from the investment is recognized in other comprehensive income of the parent company. Share-based Compensation Expenses In the financial statements for the parent company, expenses and exercise proceeds related to employees in the subsidiaries are allocated to the relevant subsidiary where the employee has entered an employment contract. 138 2021 Annual Report / Financial Statements / Parent Company

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Notes to the Financial Statements of the Parent Company / 2 Revenue

2
Revenue

(DKK million)	2021	2020	2019
Revenue by type:			
Royalties	6,977	4,741	3,155
Milestone revenue	954	351	1,869
Collaboration revenue	20	-	-
License revenue	-	4,376	-
Cost reimbursement	558	517	368
Total	8,509	9,985	5,392
Revenue by collaboration partner:			
Janssen	6,847	4,693	4,983
AbbVie	245	4,185	-
Roche	603	305	7
BioNTech	416	212	115
Novartis	236	201	23
Seagen	135	230	226
Other collaboration partners	27	159	38
Total	8,509	9,985	5,392

Please refer to **note 2.1** in the consolidated financial statements for additional information regarding revenue of the Group.

3
Staff Costs

(DKK million)	2021	2020	2019
Wages and salaries	277	182	140
Share-based compensation	49	35	34
Defined contribution plans	22	15	11
Other social security costs	15	21	13
Total	363	253	198
Staff costs are included in the income statement as follows:			
Research and development expenses	271	191	148
Selling, general and administrative expenses	92	62	50
Total	363	253	198
Average number of FTE	269	180	136
Number of FTE at year-end	312	210	154

Please refer to **note 2.3** in the consolidated financial statements for additional information regarding staff costs of the Group.

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Table of Contents Management’s Review Financial Statements Other Information Notes to the Financial Statements of the Parent Company / 4 Corporate and Deferred Tax 4 Corporate and Deferred Tax Taxation — Income Statement & Shareholders’ Equity Taxation — Balance Sheet Significant components of the deferred tax asset are as follows: 2021 2020 2019 (DKK million) Current tax Current tax on profit Adjustment to deferred tax 2021 2020 (DKK million) 959 16 1,190 (113) 444 275 Share-based instruments Deferred revenue Other temporary differences 130 113 9 43 113 21 Total tax for the period in the income statement 975 1,077 719 Total deferred tax assets 252 177 A reconciliation of Genmab’s effective tax rate relative to the Danish statutory tax rate is as follows: Please refer to note 2.4 in the consolidated financial statements for additional information regarding corporate and deferred tax of the Group. (DKK million) 2021 2020 2019 Net profit before tax 3,983 5,835 2,885 Tax at the Danish statutory corporation tax rate of 22% for all periods 876 1,284 635 Tax effect of: Non-deductible expenses/non-taxable income and other permanent differences, net All other 91 8 (201) (6) 72 12 Total tax effect 99 (207) 84 Total tax for the period in the income statement 975 1,077 719 Total tax for the period in shareholders’ equity (31) (44) (24) Effective Tax Rate 24.5% 18.5% 24.9% 140 2021 Annual Report / Financial Statements / Parent Company

Table of Contents Management’s Review Financial Statements Other Information Notes to the Financial Statements of the Parent Company / 5 Intangible Assets 5 Intangible Assets 2021 2020 2019 Licenses, Rights, and Patents (DKK million) (DKK million) Amortization and impairments are included in the income statement as follows: Research and development expenses 2021 Cost at January 1 Additions for the year Disposals for the year 820 – – 72 119 95 Total 72 119 95 Cost at December 31 820 Please refer to note 3.1 in the consolidated financial statements for additional information regarding intangible assets of the Group. Accumulated amortization and impairment at January 1 Amortization for the year Impairment for the year Disposals for the year Accumulated amortization (516) (72) – – 4 Accumulated amortization and impairment at December 31 (584) Carrying amount at December 31 236 2020 Cost at January 1 Additions for the year Disposals for the year 820 – – Cost at December 31 820 Accumulated amortization and impairment at January 1 Amortization for the year Impairment for the year Disposals for the year (397) (97) (22) – Accumulated amortization and impairment at December 31 (516) Carrying amount at December 31 304 141 2021 Annual Report / Financial Statements / Parent Company

Table of Contents | Management's Review | Financial Statements | Other Information

Notes to the Financial Statements of the Parent Company / 6 Property and Equipment

6 Property and Equipment

(DKK million)	Leasehold improvements	Equipment, furniture and fixtures	Assets under construction	Total property and equipment
2021				
Cost at January 1	4	23	-	27
Additions for the year	-	2	6	8
Disposals for the year	-	-	-	-
Cost at December 31	**4**	**25**	**6**	**35**
Accumulated depreciation and impairment at January 1	(2)	(15)	-	(17)
Depreciation for the year	(1)	(4)	-	(5)
Impairment for the year	-	-	-	-
Disposals for the year	-	-	-	-
Accumulated depreciation and impairment at December 31	**(3)**	**(19)**	**-**	**(22)**
Carrying amount at December 31	**1**	**6**	**6**	**13**
2020				
Cost at January 1	4	23	-	27
Additions for the year	-	3	-	3
Disposals for the year	-	(3)	-	(3)
Cost at December 31	**4**	**23**	**-**	**27**
Accumulated depreciation and impairment at January 1	(1)	(14)	-	(15)
Depreciation for the year	(1)	(4)	-	(5)
Impairment for the year	-	-	-	-
Disposals for the year	-	3	-	3
Accumulated depreciation and impairment at December 31	**(2)**	**(15)**	**-**	**(17)**
Carrying amount at December 31	**2**	**8**	**-**	**10**

(DKK million)	2021	2020	2019
Depreciation and impairments are included in the income statement as follows:			
Research and development expenses	3	3	3
Selling, general and administrative expenses	2	2	1
Total	**5**	**5**	**4**

Please refer to **note 3.2** in the consolidated financial statements for additional information regarding property and equipment of the Group.

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Table of Contents Management’s Review Financial Statements Other Information Notes to the Financial Statements of the Parent Company / 7 Leases 7 Leases The parent company has entered into lease agreements with respect to office space. Future minimum payments under our leases as of December 31, 2021, December 31, 2020 and December 31, 2019, are as follows: The leases are non-cancellable for various periods up to 2038. 2021 2020 2019 (DKK million) Amounts Recognized in the Balance Sheets The balance sheet shows the following amounts relating to leases: Payment due Less than 1 year 1 to 3 years More than 3 years but less than 5 years More than 5 years 11 – – – 12 12 – – 12 24 – – December 31, 2021 December 31, 2020 (DKK million) Right-of-use assets Properties Total 11 24 36 12 24 T otal right-of-use assets 12 24 Significant Leases Not Yet Commenced During 2020, Genmab entered into a lease agreement with respect to the new headquarters in Denmark with a commencement date in March 2023 and is non-cancellable until March 2038. The total future minimum payments over the term of the lease are approximately DKK 337 million and estimated capital expenditures to fit out the space are approximately DKK 40 million. Lease liabilities Current Non-current 11 – 12 11 Total lease liabilities 11 23 Future minimum payments under our leases with commencement dates after December 31, 2021 are not included in the table above. There were no additions to the right-of-use assets in 2021. Amounts Recognized in the Statements of Comprehensive Income The statement of comprehensive income shows the following amounts relating to leases: Please refer to note 3.3 in the consolidated financial statements for additional information regarding leases of the Group. December 31, 2021 December 31, 2020 December 31, 2019 (DKK million) Depreciation charge of right-of-use assets Properties 13 13 11 Total depreciation charge of right-of-use assets 13 13 11 Interest expense 1 1 1 Interest expense is included in net financial items in the statement of comprehensive income. The total cash outflow for leases was DKK 13 million in 2021, 2020 and 2019. 143 2021 Annual Report / Financial Statements / Parent Company

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Notes to the Financial Statements of the Parent Company / 8 Other Investments

8

Other Investments

Please refer to **note 3.4** to the consolidated financial statements for additional information on other investments of the Group.

9

Receivables

(DKK million)	2021	2020
Receivables related to collaboration agreements	2,979	2,176
Receivables from subsidiaries	79	143
Interest receivables	37	55
Other receivables	52	18
Prepayments	127	136
Total	**3,274**	**2,528**
Non-current receivables	8	6
Current receivables	3,266	2,522
Total	**3,274**	**2,528**

Please refer to **note 3.5** in the consolidated financial statements for additional information regarding receivables of the Group.

10

Deferred Revenue

(DKK million)	2021	2020
Deferred revenue at January 1	513	-
Customer payment received	-	4,911
Revenue recognized during the year	-	(4,398)
Total at December 31	**513**	513
Non-current deferred revenue	487	487
Current deferred revenue	26	26
Total at December 31	**513**	513

Please refer to **note 3.7** in the consolidated financial statements for additional information regarding deferred revenue of the Group.

11

Other Payables

(DKK million)	2021	2020
Liabilities related to collaboration agreements	53	15
Staff cost liabilities	67	56
Other liabilities	577	721
Payable to subsidiaries	770	358
Accounts payable	135	70
Total at December 31	**1,602**	**1,220**
Non-current other payables	-	1
Current other payables	1,602	1,219
Total at December 31	**1,602**	**1,220**

Please refer to **note 3.8** in the consolidated financial statements for additional information regarding other payables of the Group.

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Notes to the Financial Statements of the Parent Company / 12 Marketable Securities

12

Marketable Securities

Please refer to **note 4.4** to the consolidated financial statements for additional information on marketable securities of the Group.

13

Financial Income and Expenses

(DKK million)	2021	2020	2019
Financial income:			
Interest and other financial income	190	184	120
Interest from subsidiaries	3	–	9
Gain on marketable securities, net	–	–	9
Gain on other investments, net	–	70	–
Foreign exchange rate gain, net	1,417	–	100
Total financial income	**1,610**	**254**	**238**
Financial expenses:			
Interest and other financial expenses	(1)	(2)	(1)
Interest to subsidiaries	–	(3)	–
Loss on marketable securities, net	(246)	(91)	–
Loss on other investments, net	(7)	–	–
Foreign exchange rate loss, net	–	(1,423)	–
Total financial expenses	**(254)**	**(1,519)**	**(1)**
Net financial items	**1,356**	**(1,265)**	**237**
Interest and other financial income on financial assets measured at amortized cost related to bank deposits	–	7	22
Interest and other financial expenses on financial liabilities measured at amortized cost related to bank deposits	–	(1)	–

Please refer to **note 4.5** in the consolidated financial statements for additional information regarding financial income and expenses of the Group.

14

Remuneration of the Board of Directors and Executive Management

The total remuneration of the Board of Directors and Executive Management is as follows:

(DKK million)	2021	2020	2019
Wages and salaries	12	10	10
Share-based compensation expenses	9	8	8
Total	**21**	**18**	**18**

The remuneration of each of the Executive Management is described below:

2021

(DKK million)	Base Salary	Defined Contribution Plans	Other Benefits	Annual Cash Bonus	Share-Based Compensation Expenses	Total
Jan van de Winkel	0.8	–	–	0.8	2.0	3.6
Anthony Pagano	0.3	–	–	–	0.7	1.0
Anthony Mancini	0.4	–	–	–	0.7	1.1
Judith Klimovsky	0.4	–	–	0.3	1.3	2.0
Tahamtan Ahmadi[1]	0.3	–	–	–	0.6	0.9
Total	**2.2**	**–**	**–**	**1.1**	**5.3**	**8.6**

1. Tahamtan Ahmadi was appointed Chief Medical Officer, Head of Experimental Medicines and member of the Executive Management in March 2021.

2020

(DKK million)	Base Salary	Defined Contribution Plans	Other Benefits	Annual Cash Bonus	Share-Based Compensation Expenses	Total
Jan van de Winkel	0.7	–	–	0.8	2.0	3.5
Anthony Pagano[1]	0.3	–	–	–	0.5	0.8
Anthony Mancini[2]	0.3	–	–	–	0.3	0.6
Judith Klimovsky	0.4	–	–	0.3	1.3	2.0
David A. Eatwell[1]	–	–	–	–	(0.2)	(0.2)
Total	**1.7**	**–**	**–**	**1.1**	**3.9**	**6.7**

1. David A. Eatwell stepped down as CFO on February 29, 2020, and Anthony Pagano was appointed CFO and member of the Executive Management on March 1, 2020.
2. Anthony Mancini was appointed Chief Operating Officer and member of the Executive Management in March 2020.

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Notes to the Financial Statements of the Parent Company / 15 Related Party Disclosures

2019

(DKK million)	Base Salary	Defined Contribution Plans	Other Benefits	Annual Cash Bonus	Share-Based Compensation Expenses	Total
Jan van de Winkel	0.7	–	–	1.3	1.5	3.5
David A. Eatwell	0.4	–	–	–	0.8	1.2
Judith Klimovsky	0.4	–	–	0.2	1.0	1.6
Total	**1.5**	**–**	**–**	**1.5**	**3.3**	**6.3**

Remuneration of the Board of Directors for the parent is the same as the Group.

Please refer to **note 5.1** in the consolidated financial statements for additional information regarding the remuneration of the Board of Directors and Executive Management.

15

Related Party Disclosures

Genmab A/S' related parties are the parent company's subsidiaries, Board of Directors, Executive Management, and close members of the family of these persons.

Transactions with Subsidiaries

Genmab B.V., Genmab Holding B.V., Genmab US, Inc. and Genmab K.K. are 100% (directly or indirectly) owned subsidiaries of Genmab A/S and are included in the consolidated financial statements. They perform certain research and development, selling, general and administrative, and management activities on behalf of the parent company. Genmab B.V. owns the HexaBody technology platform and the parent company performs certain research and development activities related to the HexaBody technology platform on behalf of Genmab B.V. All intercompany transactions have been eliminated in the consolidated financial statements of the Genmab Group.

(DKK million)	2021	2020	2019
Transactions with subsidiaries:			
Income statement:			
Service fee income	124	86	26
Service fee costs	(2,578)	(1,652)	(937)
Financial income	3	–	9
Financial expense	–	(3)	–
Balances with subsidiaries:			
Current receivables	79	143	42
Current payables	(770)	(358)	(305)

Genmab A/S has placed at each subsidiary's disposal a credit facility (denominated in local currency) that the subsidiary may use to draw from in order to secure the necessary funding of its activities.

Please refer to **note 5.2** to the consolidated financial statements for additional information regarding transactions with related parties of the Group.

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Notes to the Financial Statements of the Parent Company / 16 Investments in Subsidiaries

16
Investments in Subsidiaries

Genmab A/S holds investments either directly or indirectly in the following subsidiaries:

Name	Domicile	Ownership and votes 2021	Ownership and votes 2020
Genmab B.V.	Utrecht, the Netherlands	100%	100%
Genmab Holding B.V.	Utrecht, the Netherlands	100%	100%
Genmab US, Inc.	New Jersey, USA	100%	100%
Genmab K.K.	Tokyo, Japan	100%	100%

(DKK million)	2021	2020
Cost at January 1	1,228	1,008
Additions	291	220
Cost at December 31	**1,519**	**1,228**
Value adjustments at January 1	394	(355)
Profit/(loss) in subsidiaries, net of tax	(629)	793
Exchange rate adjustment	27	(44)
Value adjustments at December 31	(208)	394
Investments in subsidiaries at December 31	**1,311**	**1,622**

17
Commitments

Guarantees and Collaterals

There were no bank guarantees as of December 31, 2021 or 2020.

Other Purchase Obligations

Genmab A/S has entered into a number of agreements primarily related to research and development activities. These short term contractual obligations amounted to approximately DKK 1,207 million as of December 31, 2021, all of which is due in less than two years (2020: approximately DKK 970 million).

Genmab A/S also has certain contingent commitments under our license and collaboration agreements that may become due for future payments. As of December 31, 2021, these contingent commitments amounted to approximately DKK 14,371 million (approximately USD 2,190 million) in potential future development, regulatory and commercial milestone payments to third parties under license and collaboration agreements for our preclinical and clinical stage development programs as compared to approximately DKK 11,591 million (approximately USD 1,915 million) as of December 31, 2020. These milestone payments generally become due and payable only upon the achievement of certain development, clinical, regulatory or commercial milestones. The events triggering such payments or obligations have not yet occurred.

In addition to the above obligations, Genmab A/S enters into a variety of agreements and financial commitments in the normal course of business. The terms generally allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services. It is not possible to predict the maximum potential amount of future payments under these agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement.

Please refer to **note 5.4** in the consolidated financial statements for additional information regarding commitments of the Group.

147 2021 Annual Report / Financial Statements / Parent Company

Table of Contents | Management's Review | Financial Statements | Other Information

Notes to the Financial Statements of the Parent Company / 18 Fees to Auditors Appointed at the Annual General Meeting

18

Fees to Auditors Appointed at the Annual General Meeting

(DKK million)	2021	2020	2019
PricewaterhouseCoopers			
Audit services	5.8	4.9	1.7
Audit-related services	1.8	1.0	2.3
Tax and VAT services	–	0.3	0.5
Other services	–	–	2.4
Total	7.6	6.2	6.9

Fees for other services than statutory audit of the financial statements provided by PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab amounted to DKK 1.8 million in 2021 (DKK 1.3 million in 2020 and DKK 5.2 million in 2019, respectively). These services primarily include agreed-upon procedures, other assurance assessments and reports, accounting advice, educational training, and tax and VAT compliance. The decrease in fees from 2019 to 2020 was driven by additional services relating to Genmab's IPO on the Nasdaq in the U.S.

Please refer to **note 5.6** in the consolidated financial statements for additional information regarding fees to auditors of the Group.

19

Adjustments to Cash Flow Statements

(DKK million)	Note	2021	2020	2019
Adjustments for non-cash transactions:				
Depreciation, amortization and impairment	5, 6, 7	90	137	99
Share-based compensation expenses	3	310	200	147
Total adjustments for non-cash transactions		400	337	246
Change in operating assets and liabilities:				
Receivables		(993)	320	(1,640)
Deferred revenue		–	513	–
Other payables		(31)	136	300
Total change in operating assets and liabilities		(1,024)	969	(1,340)

Please refer to **note 5.7** in the consolidated financial statements for additional information regarding adjustments to the cash flow statement of the Group.

148 2021 Annual Report / Financial Statements / Parent Company

Table of Contents Management’s Review Financial Statements Other Information Directors’ and Management’s Statement on the The Board of Directors and Executive Management have today considered and adopted the Annual Report of Genmab A/S for the financial year January 1 to December 31, 2021. The Annual Report has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as endorsed by the EU and further requirements in the Danish Financial Statements Act. In our opinion, the Consolidated Financial Statements and the Parent Company Financial Statements give a true and fair view of the financial position at December 31, 2021 of the Group and the Parent Company and of the results of the Group and Parent Company opera-tions and cash flows for 2021. Annual Report In our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances of the Group and the Parent Company, of the results for the year and of the financial position of the Group and the Parent Company as well as a description of the most significant risks and elements of uncertainty facing the Group and the Parent Company. In our opinion, the Annual Report of Genmab A/S for the financial year January 1 to December 31, 2021, with the file name 529900MTJPDPE4MHJ122-2021-12-31-en.zip is prepared, in all material respects, in compliance with the ESEF Regulation. We recommend that the Annual Report be adopted at the Annual General Meeting. Copenhagen, February 16, 2022 Executive Management Jan van de Winkel (President & CEO) Anthony Pagano (Executive Vice President & CFO) Judith Klimovsky (Executive Vice President & CDO) Anthony Mancini (Executive Vice President & COO) Tahamtan Ahmadi (Executive Vice President & CMO) Board of Directors Deirdre P. Connelly (Chair) Pernille Erenbjerg (Deputy Chair) Anders Gersel Pedersen Rolf Hoffmann Paolo Paoletti Mijke Zachariasse (Employee elected) Peter Storm Kristensen (Employee elected) Rima Bawarshi Nassar (Employee elected) 149 2021 Annual Report / Directors’ and Management’s Statement on the Annual Report

Table of Contents Management’s Review Financial Statements Other Information Independent Auditor’s Reports To the shareholders of Genmab A/S Report on the Audit of the Financial Statements Our Opinion In our opinion, the Consolidated Financial Statements and the Parent Company Financial Statements give a true and fair view of the Group’s and the Parent Company’s financial position at December 31, 2021 and of the results of the Group’s and the Parent Company’s operations and cash flows for the financial year January 1 to December 31, 2021 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, International Financial Reporting Standards as adopted by the EU and further requirements in the Danish Financial Statements Act. Basis for Opinion We conducted our audit in accordance with International Standards on Auditing (ISAs) and the additional requirements applicable in Denmark. Our responsibilities under those standards and require-ments are further described in the Auditor’s responsibilities for the audit of the Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (IESBA Code) and the additional ethical requirements applicable in Denmark. We have also fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. Our opinion is consistent with our Auditor’s Long-form Report to the Audit and Finance Committee and the Board of Directors. What we have audited The Consolidated Financial Statements and Parent Company Financial Statements of Genmab A/S for the financial year January 1 to December 31, 2021 comprise statements of comprehensive income, balance sheets, statements of cash flows, statements of changes in equity and notes, including summary of significant accounting policies for the Group as well as for the Parent Company. Collectively referred to as the “Financial Statements”. To the best of our knowledge and belief, prohibited non-audit services referred to in Article 5(1) of Regulation (EU) No 537/2014 were not provided. Appointment Following the listing of the shares of Genmab A/S on Nasdaq Copenhagen, we were first appointed auditors of Genmab A/S on March 22, 2001. We have been reappointed annually by share-holder resolution for a total period of uninterrupted engagement of 21 years including the financial year 2021. 150 2021 Annual Report / Independent Auditor’s Reports

Table of Contents | Management's Review | Financial Statements | Other Information

Independent Auditor's Reports / Report on the Audit of the Financial Statements

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the Financial Statements for 2021. These matters were addressed in the context of our audit of the Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter

Revenue recognition of DARZALEX

- In September 2020, the Company commenced binding arbitration of matters arising under its license agreement with Janssen Biotech, Inc. (Janssen) relating to DARZALEX. The arbitration is to settle whether the Company is required to share in Janssen's royalty payments to Halozyme Therapeutics, Inc. (Halozyme) for the Halozyme enzyme technology used in the SC formulation of daratumumab. Janssen has started reducing its royalty payments to the Company by what it claims to be the Company's share of Janssen's royalty payments to Halozyme beginning in the second quarter of 2020 and through December 31, 2021. Based on discussions with external and in-house legal counsel, the Company has considered revenue subject to this arbitration as a variable consideration where it is not highly probable that the Company will not reverse this revenue in the future. Therefore, the Company has not recognized revenue in relation to the royalty payments subject to the arbitration. The estimated life to date impact on royalty revenue is DKK 501 million.
- In relation to the revenue recognition of DARZALEX it requires that Management make a significant judgement when determining the estimate of the variable consideration.
- We focused on the revenue recognition of DARZALEX because estimating the variable consideration requires significant judgement by Management.
- Reference is made to note 5.5.

How our audit addressed the key audit matter

- We tested certain internal controls over the process to record revenue, including controls related to the estimate of the variable consideration.
- We evaluated and tested Management's process for determining the variable consideration and assessing the reasonableness of the estimate. This included (i) gaining an understanding of the Company's process around the accounting and reporting for the arbitration; (ii) discussing the status of the arbitration with the Company's in-house legal counsel as well as obtaining legal letter from the external legal counsel; (iii) evaluating the reasonableness of Management's estimate regarding recognition of the variable consideration; and (iv) evaluating the presentation and disclosure within the Financial Statements.

Statement on Management's Review

Management is responsible for Management's Review.

Our opinion on the Financial Statements does not cover Management's Review, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the Financial Statements, our responsibility is to read Management's Review and, in doing so, consider whether Management's Review is materially inconsistent with the Financial Statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

Moreover, we considered whether Management's Review includes the disclosures required by the Danish Financial Statements Act.

Based on the work we have performed, in our view, Management's Review is in accordance with the Consolidated Financial Statements and the Parent Company Financial Statements and has been prepared in accordance with the requirements of the Danish Financial Statements Act. We did not identify any material misstatement in Management's Review.

Management's Responsibilities for the Financial Statements

Management is responsible for the preparation of consolidated financial statements and parent company financial statements that give a true and fair view in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, International Financial Reporting Standards as adopted by the EU and further requirements in the Danish Financial Statements Act, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the Financial Statements, Management is responsible for assessing the Group's and the Parent Company's ability to continue as a going concern, disclosing, as applicable, matters

151 2021 Annual Report / Independent Auditor's Reports

Table of Contents Management’s Review Financial Statements Other Information Independent Auditor’s Reports / Report on Compliance with the ESEF Regulation related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Group or the Parent Company or to cease operations, or has no realistic alternative but to do so. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management. • Conclude on the appropriateness of Management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s and the Parent Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group or the Parent Company to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the Financial Statements, including the disclosures, and whether the Financial Statements represent the underlying transactions and events in a manner gives a true and fair view. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the Consolidated Financial Statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. From the matters communicated with those charged with gover-nance, we determine those matters that were of most significance in the audit of the Financial Statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclo-sure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reason-ably be expected to outweigh the public interest benefits of such communication. Auditor’s Responsibilities for the Audit of the Financial Statements Our objectives are to obtain reasonable assurance about whether the Financial Statements as a whole are free from material misstate-ment, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Financial Statements. Report on Compliance with the ESEF Regulation As part of our audit of the Financial Statements we performed procedures to express an opinion on whether the annual report of Genmab A/S for the financial year January 1 to December 31, 2021 with the file name 529900MTJPDPE4MHJ122-2021-12-31-en.zip is prepared, in all material respects, in compliance with the Commission Delegated Regulation (EU) 2019/815 on the European Single Electronic Format (ESEF Regulation) which includes require-ments related to the preparation of the annual report in XHTML format and iXBRL tagging of the Consolidated Financial Statements. As part of an audit in accordance with ISAs and the additional requirements applicable in Denmark, we exercise professional judgement and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s and the Parent Company’s internal control. Management is responsible for preparing an annual report that complies with the ESEF Regulation. This responsibility includes: We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. • The preparing of the annual report in XHTML format; • The selection and application of appropriate iXBRL tags, including extensions to the ESEF taxonomy and the anchoring thereof to elements in the taxonomy, for all financial information required to be tagged using judgement where necessary; • Ensuring consistency between iXBRL tagged data and the Consolidated Financial Statements presented in human-readable format; and We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our inde-pendence, and where applicable, actions taken to eliminate threats or safeguards applied. 152 2021 Annual Report / Independent Auditor’s Reports

Table of Contents Management’s Review Financial Statements Other Information Independent Auditor’s Reports / Report on Compliance with the ESEF Regulation • For such internal control as Management determines necessary to enable the preparation of an annual report that is compliant with the ESEF Regulation. In our opinion, the annual report of Genmab A/S for the financial year January 1 to December 31, 2021 with the file name 529900MTJPDPE4MHJ122-2021-12-31-en.zip is prepared, in all material respects, in compliance with the ESEF Regulation. Our responsibility is to obtain reasonable assurance on whether the annual report is prepared, in all material respects, in compliance with the ESEF Regulation based on the evidence we have obtained, and to issue a report that includes our opinion. The nature, timing and extent of procedures selected depend on the auditor’s judgement, including the assessment of the risks of material depar-tures from the requirements set out in the ESEF Regulation, whether due to fraud or error. The procedures include: Hellerup, February 16, 2022 PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab CVR no 3377 1231 • Testing whether the annual report is prepared in XHTML format; • Obtaining an understanding of the company’s iXBRL tagging process and of internal control over the tagging process; • Evaluating the completeness of the iXBRL tagging of the Consolidated Financial Statements; • Evaluating the appropriateness of the company’s use of iXBRL elements selected from the ESEF taxonomy and the creation of extension elements where no suitable element in the ESEF taxonomy has been identified; • Evaluating the use of anchoring of extension elements to elements in the ESEF taxonomy; and • Reconciling the iXBRL tagged data with the audited Consolidated Financial Statements. Rasmus Friis Jørgensen State Authorised Public Accountant mne28705 Henrik Trangeled Kristensen State Authorised Public Accountant mne23333 153 2021 Annual Report / Independent Auditor’s Reports

Table of Contents Management’s Review Financial Statements Other Information Other Information Other Information 155 156 157 Glossar y Forward Looking Statement Contact Information 154 2021 Annual Report / Other Information

Table of Contents
Management's Review
Financial Statements
Other Information

Glossary

American Depository Shares (ADSs)
A U.S. dollar-denominated equity share of a foreign-based company available for purchase on an American stock exchange.

Antibody-drug conjugate (ADC)
Antibody with potent cytotoxic agents (toxins) coupled to it.

Antigen
Immunogen. A target molecule that is specifically bound by an antibody.

Apoptosis
A form of programmed cell death.

Biologics License Application (BLA)
A submission to apply for marketing approval from the U.S. FDA, which contains specific information on the manufacturing processes, chemistry, pharmacology, clinical pharmacology and the medical effects of a biologic product.

Bispecific antibody
An antibody in which the two binding regions are not identical, with each region directed against two different antigens or against two different sites on the same antigen.

Building Research Establishment Environmental Assessment Method (BREEAM)
A sustainability assessment method for infrastructure and buildings.

Clinical
Term used to refer to drugs that are at the stage of being investigated in humans to determine the safety and efficacy of the drug before it can be submitted for approval by regulatory authorities.

Complement dependent cytotoxicity (CDC)
An antibody effector function that eliminates target cells.

Corporate Social Responsibility (CSR)
Business model that enables a corporation to be socially accountable to itself, its stakeholders and its community.

Cytotoxic
Toxic to living cells.

Dual-listed company
A company whose shares are traded on two stock markets.

Epitope
The specific surface portion of an antigen to which an antibody binds. Upon binding of the antibody to the epitope an immune response is elicited.

Environmental, Social and Governance (ESG)
Set of standards for a company's operations.

European Medicines Agency (EMA)
European regulatory agency that facilitates development and access to medicines, evaluates applications for marketing authorization and monitors the safety of medicines.

Hexamerization
The ordered clustering of six antibodies.

Immunomodulatory agent
A type of drug used to treat certain types of cancers, such as multiple myeloma. Examples include lenalidomide and pomalidomide.

Leadership in Energy and Environmental Design (LEED)
Globally recognized green building rating system.

Monoclonal
Derived from a single cell. Monoclonal antibodies derived from such single cell will be identical.

Monotherapy
Treatment of a medical condition by use of a single drug.

Preclinical
Term used to refer to products that are at the stage of being investigated in the laboratory or in animals to determine the safety and efficacy of the product before it is tested in humans.

Priority Review
U.S. FDA designation used for drugs that, if approved, would be significant improvements in the safety or effectiveness of the treatment, diagnosis, or prevention of serious conditions when compared to standard applications.

Progression free survival (PFS)
Progression free survival. The length of time a patient lives without his/her disease worsening.

Proteasome inhibitor (PI)
A type of drug used to treat certain types of cancer, such as multiple myeloma. Examples include bortezomib and carfilzomib.

Subcutaneous (SC)
Applied under the skin.

Target
A molecule of potential interest against which an antibody is raised/created.

Transgenic mouse
A mouse carrying a transgene from a foreign species, typically a human, which transgene has been introduced into the replicating cells of the mouse, so the transgene is passed on to future generations/offspring of the transgenic mouse.

U.S. Food and Drug Administration (U.S. FDA)
U.S. regulatory agency responsible for ensuring the safety, efficacy and security of human and veterinary drugs, biological products and medical devices.

155 2021 Annual Report / Other Information

Table of Contents Management’s Review Financial Statements Other Information Forward Looking Statement This Annual Report contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Additional factors that could cause our actual results or performance to differ materially could also include and are not limited to the risk and uncertainties related to regulatory action, reimbursement, market adoption by physicians or lack of market acceptance of our products, the risk that the company or our collaborators may be delayed or unsuccessful in planned clinical trial initiations, enrollment and planned regulatory submissions and approvals in the U.S. and other countries. For a further discussion of these risks, please refer to the section “Risk Management” in this Annual Report and the risk factors included in Genmab’s 2021 Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC). Genmab does not undertake any obligation to update or revise forward looking statements in this Annual Report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law. Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody® and HexElect®. Tivdak® is a trademark of Seagen Inc.; Arzerra® is a trademark of Novartis Pharma AG. Kesimpta® and Sensoready® are trademarks of Novartis AG or its affiliates; DARZALEX®, DARZALEX FASPRO®, and RYBREVANT® are trademarks of Johnson & Johnson; Boltbody™ is a trademark of Bolt Biotherapeutics; EPCORE™ is a trademark of AbbVie Biotechnology Ltd.; TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC. ©2022, Genmab A/S. All rights reserved. Photograph credits: Andrei Jackamets, Tuala Hjarnø, 3FX, Inc., Joost Melis and Rob Walbers, un +plus un management inc. About Genmab A/S Genmab is an international biotechnology company with a core purpose to improve the lives of people with cancer. For more than 20 years, Genmab’s vision to transform cancer treatment has driven its passionate, innovative and collaborative teams to invent next-generation antibody technology platforms and leverage translational research and data science, fueling multiple differentiated cancer treatments that make an impact on people’s lives. To develop and deliver novel therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. Genmab’s proprietary pipeline includes bispecific T-cell engagers, next-generation immune check-point modulators, effector function enhanced antibodies and antibody-drug conjugates. Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab. 156 2021 Annual Report / Other Information

Table of Contents Management’s Review Financial Statements Other Information Contact Information Genmab A/S Kalvebod Brygge 43 1560 Copenhagen V Denmark T. +45 70 20 27 28 Genmab US, Inc. 777 Scudders Mill Road Plainsboro, NJ 08536 USA T. +1 609 430 2481 Genmab B.V. & Genmab Holding B.V. Uppsalalaan 15 3584 CT Utrecht The Netherlands T. +31 30 2 123 123 Genmab K.K. Midtown Tower 9-7-1 Akasaka, Minato-ku Tokyo 107-6235 Japan T. +81 3 5403 6330 www.genmab.com LEI Code 529900MTJPDPE4MHJ122 157 2021 Annual Report / Other Information